

Central Garden & Pet Company

2009 Annual Report

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products for consumer and professional use in the lawn and garden and pet supplies markets.

AMDRO • BREEDER'S CHOICE • PENNINGTON • LILLY MILLER



FARNAM • REDRUM • TFH/NYLABONE • FOUR PAWS • OCEANIC • KAYTEE

For years, we have successfully helped consumers beautify their outdoor living spaces and promote healthy interaction with their pets. The foundation of our success is our dedication to Innovation, Quality and Service. Our strategy is to continue to Strengthen and Build our branded products portfolio for consumers; to be both Effective and Efficient for our retail partners; and to deliver Superior Returns for our shareholders.

To Our Fellow Shareholders



William E. Brown
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER



As consumers are spending more time at home our aim is to provide the highest quality lawn, garden, and pet products for consumers. Our products are designed to simplify, beautify and make outdoor living more enjoyable.

WHAT A DIFFERENCE A YEAR MAKES

During fiscal 2009, we began to show improved performance as a result of the hard work by the management team and our employees during the past two years. We have improved our financial position, and the business is stronger as a result. We have achieved these results by maintaining a strict focus on our core operating objectives: reducing investment in working capital, lowering expenses, and improving gross margins. We also benefited from favorable weather this year and significantly lower commodity prices.

The consumer portion of our product portfolio proved to be recession-resilient, and despite the financial hardships that impacted many of our customers, we strengthened our competitive position in 2009. As more consumers spend time at home and look to the yard as an extension of the home and pets as an extension of the family unit, they are making budget choices in support of these categories even as they tighten the budget elsewhere.

CENTRAL'S PRODUCTS & MARKETS

Beyond this recessionary environment, we believe that the garden and pet industry trends continue to be favorable, particularly with Central's position as the number one or number two brand in most of our participating categories. The Garden product industry, for Central, is a $7 billion retail sales environment. Gardening is the number one outdoor leisure activity, and about 80% of all American households participate in it. Approximately 60% of all households buy seeds and fertilizer, and about a third of all households feed wild birds. Consumers continue to view their yards as extensions of their homes.

The Pet industry is a fragmented $15 billion retail sales environment for the categories in which we compete. Approximately 71 million households own pets, which is about two-thirds of all households in the United States. About half of all households own dogs and cats; 45% have more than one; and nearly 30% of households have some other kind of pet. Pets are clearly a part of the fabric of many Americans lives.

Products that enhance outdoor living and lifestyles.


SMART SEED
SMART SEED
Sevin
Lawn Insect Granules
MAXIDE
Daconil







The Garden Group at Central is focused on developing innovative, easy to use, highly efficacious products. We are a leading provider of grass seed, wild bird feed, insect, weed and other garden control products and decorative outdoor pottery.



It is Central's mission to continue to deliver the highest quality branded products to these categories and to continue to innovate to meet the demands of our retail partners and the end consumer. Our internal goal continues that 15% of our branded product sales are from products launched within the last two years. Our innovation efforts are focused on developing new products that simplify and beautify the lives of our consumers. Additionally, in Pet we are continually focused on creating natural, healthy products that deepen the bond between pets and their owners.

Last year, we launched Smart Seed, an innovative new grass seed that produces a wonderful, lush lawn that requires up to 30% less water. Our grass seeds are used on many high-profile collegiate and professional playing fields, even the lawn of the White House.

We also continue to expand the presence of our ultra-premium dog and cat food products and edible chews sold under the Pinnacle, AvoDerm and ActiveCare brands from Breeder's Choice and Nylabone. Consumers are growing increasingly aware of the quality and sourcing of the ingredients being served to their pets and are turning to our products. At Breeder's Choice, for example, we use only the highest quality ingredients sourced from highly reputable domestic and international suppliers to deliver human-grade, healthy food to our beloved dogs and cats.

As we look to the future, we are enthusiastic about our upcoming products launches.

BOLSTERING OUR COMMITMENT TO OPERATIONAL EXCELLENCE

When I returned to the CEO position two years ago, we implemented aggressive targets to improve operational performance. We focused on driving capital efficiency improvements, reducing expenses, and increasing gross margins. In fiscal 2009, we made substantial progress to these ends.







Deepening the bond between pets and their owners.


FortiDiet
exact
Fiesta Max



The Pet Group is a leading provider of aquariums and related supplies, products for birds and small animals, dog & cat food, supplies and treats, insect controls and other animal health products for companion animals and the equine industry.

On the capital efficiency front, we reduced our investment in working capital by over $80 million. Looking ahead, we plan on driving further efficiencies through a number of initiatives, including SKU rationalization and additional inventory control.

On the expense reduction front, we eliminated approximately $30 million in expense compared to last year, after normalizing 2008 results for unusual items. We continued to consolidate back-office functions and facilities. We plan on driving incremental cost reduction initiatives through additional consolidation and process improvements.

On the gross profit front, we expanded margins by 210 basis points. This improvement was the result of more normal input costs and greater attention to pricing with our retail partners. Looking ahead, we are hopeful that we can continue to grow margins through improved sourcing, sharper pricing and the development of new, innovative products.

Over time, we believe these initiatives will continue to strengthen Central's foundation. As a more streamlined organization, we are now able to focus more of our attention on our customers and react faster to changing market dynamics.

We are now looking ahead to the next phase of growth. We are in the early stages of developing new strategies to grow our brands. These strategies include leveraging our core competitive strengths of commitment to innovation and quality, shelf presence at retail, our distribution network, and our strong relationships with our retail partners. Additionally, with our stronger balance sheet, we will begin to explore acquisitions to augment our internal growth opportunities.

FINANCIAL SUMMARY

Our focus on conserving cash, coupled with our strong performance and more normal commodity prices, generated healthy returns for the full fiscal year. Earnings per share for fiscal 2009 were $0.94 approaching the high water mark of $0.95 set in 2006. Gross margins also improved significantly to 32.7%, near our historical highs. As a result of

Breeder's Choice.
PET FOODS

The highest quality natural, wholesome foods for your dogs and cats.


AVODERM







For generations, Breeder's Choice has been offering all natural foods and treats for your dog or cat. Prepared with a variety of excellent protein sources, Breeder's Choice products strive to deliver nutritional value and improve the life of your pet.



our working capital initiatives and strong operating performance, we were able to pay down $103 million, or 20%, of our total outstanding debt and ended the year with a leverage ratio of 2.9 times compared to 3.9 times a year ago. We ended the year with a positive cash balance of $85 million.

CONCLUDING THOUGHTS

We have made substantial progress in the past two years solidifying the business. Central's foundation is meaningfully improved, and we intend to build upon these accomplishments.

As we look ahead to fiscal 2010, we believe we can drive greater operating leverage and increase gross margins by further improvements to pricing, inventory & supply chain management, as well as pacing the industry with new product innovations. Furthermore, as other companies work through their challenges or seek partners, we will be opportunistic and continue to evaluate appropriate acquisitions that support our strategic growth.

Finally, I want to recognize and thank Central's employees for their continued hard work and contribution. Our success is due to the energy, commitment and efforts they exerted to deliver these much improved results. We have been through a great deal these past two years, and the Board of Directors and I are incredibly grateful.

We thank you for your continued support.

Sincerely,

William E. Brown

CHAIRMAN OF THE BOARD & CHIEF EXECUTIVE OFFICER



GARDEN
PET
Wild Bird Feed
Central Life Sciences
Equine
Dog & Cat
Aquatics
Avian & Small Animal
Grass Seed
Insect Controls
Garden Decor
CENTRAL
Garden & Pet
PENNINGTON
KAYTEE
GKI / Bethlehem Lighting
norcal pottery products
CEDAR WORKS
NEW ENGLAND pottery
MATTHEWS FOUR SEASONS
AMDRO
IRONITE
GRANT'S KILLS ANTS
CORRY'S
Sevin BUG KILLER
MAXIDE
Over 'n Out! Fire Ant Killer
Lilly Miller
The Rebels
PENNINGTON SEED SMART SEED
Seeds West INC. The Bermudagrass Specialists
Max Q A Non-Toxic Endophyte to Enhance Tall Fescues
Altosid
Comfort zone
Sulfodene
starbar
ADAMS
ZODIAC
RED RUM
VETROLIN
PLATFORM
SUPERMASK II
Your Partner in Horse Care
AVODERM
Breeder's Choice
CARE • INNOVATION • PURITY
tfh
four paws
Zilla
Nylabone
KAYTEE
OCEANIC
KENT MARINE Quality Aquarium Products
AQUEON
Sheppard & Greene
Super Pet
CORALIFE
Mini FRIENDS

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600
Walnut Creek, CA 94597
(925) 948-4000

CORPORATE INFORMATION

Central Garden & Pet Company

BOARD OF DIRECTORS

William E. Brown
Chairman and
Chief Executive Officer

Brooks M. Pennington, III
Former President,
Pennington Seed, Inc.

John B. Balousek
Self-employed Consultant;
Former CEO/President of True North Technologies, Digital and Interactive Services Company;
Former President/
Chief Operating Officer,
Foote, Cone & Belding Communications, Global Communications Company

David N. Chichester
Partner, Tatum CFO Partners, LLP;
Former CFO, Starbucks Coffee Japan, Ltd.; Former Senior Vice President of Finance, Starbucks Corporation

Alfred A. Piergallini
Consultant, Desert Trail Consulting;
Former Chairman, President and CEO, Gerber Products Company;
Former Chairman, President and CEO, Novartis Consumer Health Worldwide

EXECUTIVE OFFICERS

William E. Brown
Chairman and
Chief Executive Officer

Jeffrey A. Blade
Senior Vice President,
Chief Financial Officer
and Secretary

Glen R. Fleischer
President
Pet Products

Michael A. Reed
Executive Vice President

CORPORATE EXECUTIVES

John Casella
Vice President
Chief Information Officer

James Heim
President
Business Development

Timothy J. Kane
Director of Tax and
Assistant Secretary

Howard Machek
Corporate Controller and
Assistant Secretary

Sherry Perley
Vice President
Human Resources

Carl Peterson
Vice President
Operations Improvement

OPERATIONAL EXECUTIVES

Glen S. Axelrod
President
T.F.H. Publications, Inc.

Eric N. Blomquist
President
Farnam Companies, Inc.

Mark S. Cavanaugh
President
Aquatics

Marilyn Choi
Chief Financial Officer
Garden Group

Paul Duval
Senior Vice President of Sales
Garden Group

Chris Mings
President
Avian and Small Animal SBU

Dean Morrison
President
Garden Distribution

Randy Sieve
Chief Financial Officer
Pet Products

Dan Pennington
Executive Vice President
Chief Operating Officer
Pennington Seed, Inc.

Kay M. Schwichtenberg
President
Central Life Sciences

Allen J. Simon
President
Four Paws Products Ltd.

Ronnie Stapp
Executive Vice President
Seed Division
Pennington Seed, Inc.

Jeff Sutherland
President
Breeder's Choice

Fredric W. Vogelgesang
Vice President
Product Development
Central Life Sciences

CORPORATE OFFICE

Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, California 94597
(925) 948-4000
www.central.com

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, California

TRANSFER AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
800-356-2017
www.bnymellon.com/shareowner/isd

STOCK LISTING

NASDAQ Symbol CENT/CENTA

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m.
Monday, February 8, 2010 at:
The Lafayette Park Hotel
3287 Mt. Diablo Boulevard
Lafayette, California

For additional information, please visit the Company's website: www.central.com or contact Investor Relations: (925) 948-4000

**INSIDE
FORM 10-K**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 26, 2009
Commission File Number 1-33268

CENTRAL GARDEN & PET COMPANY
(Exact name of registrant as specified in its charter)

Delaware	68-0275553
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597
(Address of principal executive offices) (Zip Code)
Telephone Number: (925) 948-4000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**Nasdaq**
Class A Common Stock	**Nasdaq**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At March 28, 2009, the aggregate market value of the registrant's Common Stock, Class A Common Stock and Class B Stock held by non-affiliates of the registrant was approximately $142, 917,000, $343,283,000 and $50,000, respectively.

At November 13, 2009, the number of shares outstanding of the registrant's Common Stock was 18,781,493 and the number of shares of Class A Common Stock was 47,580,896. In addition, on such date, the registrant had outstanding 1,652,262 shares of its Class B Stock, which are convertible into Common Stock on a share-for-share basis.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Company's 2010 Annual Meeting of Stockholders – Part III of this Form 10-K.

Central Garden & Pet Company
Index to Annual Report on Form 10-K
For the fiscal year ended September 26, 2009

FORWARD-LOOKING STATEMENTS

This Form 10-K includes "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this Form 10-K, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this Form 10-K are set forth in this Form 10-K, including the factors described in the section entitled "Item 1A – Risk Factors." If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

- seasonality and fluctuations in our operating results and cash flow;
- fluctuations in market prices for seeds and grains;
- declines in consumer spending during economic downturns;
- inflation, deflation and other adverse macro-economic conditions;
- supply shortages in small animals and pet birds;
- adverse weather conditions;
- fluctuations in energy prices, fuel and related petrochemical costs;
- our ability to refinance our indebtedness on reasonable terms;
- future reductions in our debt capacity in the event of a future deterioration in operating results;
- access to and cost of additional capital;
- dependence on a few customers for a significant portion of our business;
- consolidation trends in the retail industry;
- uncertainty about new product innovations and marketing programs;
- competition in our industries;
- risks associated with our acquisition strategy;
- dependence upon our key executive officers;
- implementation of a new enterprise resource planning information technology system;
- potential environmental liabilities;
- risk associated with international sourcing;
- litigation and product liability claims;
- the voting power associated with our Class B stock; and
- potential dilution from issuance of authorized shares.

MARKET, RANKING AND OTHER DATA

The data included in this Form 10-K regarding markets and ranking, including the size of certain markets and our position and the position of our competitors and products within these markets, are based on both independent industry publications, including Packaged Facts, Lawn & Garden Products in the U.S. 2009; Mintel, Lawn & Garden Products & Services 2007; Packaged Facts, Pet Supplies in the U.S. 2007 and Pet Food in the U.S. 2006; Mintel, Pet Food and Supplies 2007; American Pet Products Association (APPA) National Pet Owners Survey 2009-2010 and our estimates based on management's knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this Form 10-K. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this Form 10-K, and estimates and beliefs based on that data, may not be reliable.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business

BUSINESS

Our Company

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $31 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $15 billion. As of 2009, the total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6.2 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including Adams™, All-Glass Aquarium®, Altosid, Aqueon™, BioSpot®, Breeder's Choice®, Coralife®, Farnam®, Four Paws®, Interpet, Kaytee®, Kent Marine®, Nylabone®, Pet Select®, Pre-Strike®, Oceanic Systems®, Super Pet®, TFH®, Zilla™ and Zodiac®.

Our lawn and garden supplies products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including AMDRO®, GKI/Bethlehem Lighting®, Grant's™, Ironite®, Lilly Miller®, Matthews Four Seasons™, New England Pottery®, Norcal Pottery®, Pennington®, Over'n Out®, Sevin®, Smart Seed™ and The Rebels®.

In fiscal 2009, our consolidated net sales were $1.6 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $781 million and our pet segment, or Pet Products, accounted for approximately $833 million. In fiscal 2009, our income from operations was $126.0 million, of which Garden Products accounted for $68.9 million and Pet Products accounted for $102.2 million, before corporate expenses and eliminations of $45.1 million. See Note 17 to our consolidated financial statements for financial information about our two operating segments.

Recent Developments

Fiscal 2009 Operating Performance Improvement. We showed improved performance in fiscal 2009 despite a challenging economic environment. We achieved our improved performance by maintaining a strict focus on our core operating objectives: reducing our investment in working capital; lowering expenses; and improving gross margins.

Financial highlights include:

- Net sales for fiscal 2009 decreased $91 million, or 5.3%, to $1.6 billion.
- Net earnings for fiscal 2009 were $65.9 million, or $0.94 per share on a diluted basis.

- Gross margin increased 210 basis points in fiscal 2009 to 32.7%.
- Selling, general & administrative expenses decreased $15 million, or 3.5%, to $401 million in fiscal 2009.
- We generated cash flows from operating activities of approximately $222 million during fiscal 2009, an increase of $107 million as compared to fiscal 2008.
- We reduced our outstanding debt by $115 million.

Repurchase of Company Stock. During fiscal 2009, we repurchased 2.2 million shares of our voting common stock (CENT) at an aggregate cost of approximately $19.3 million, or approximately $8.68 per share and 2.1 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $17.8 million, or approximately $8.55 per share.

Competitive Strengths

We believe we have the following competitive strengths which serve as the foundation of our business strategy:

- *Market Leadership Positions Built on a Strong Brand Portfolio.* We are one of the leaders in the premium branded U.S. pet supplies market and in the U.S. consumer lawn and garden supplies market. We have a diversified portfolio of brands, most of which we believe are among the leading brands in their respective U.S. market categories. The majority of our brands have been marketed and sold for more than 20 years.
- *Innovative New Products.* We have developed a reputation for introducing innovative and high quality products. We continuously seek to introduce new products at a reasonable cost, both as complementary extensions of existing product lines and as new product categories. We have received approximately 21 industry awards for our new pet products in the last three years.
- *Strong Relationships with Retailers.* We have developed strong relationships with major and independent retailers through product innovation, premium brand names, broad product offerings, captive sales and logistics capabilities and a high level of customer service. Major retailers value the efficiency of dealing with suppliers with national scope and strong brands. These strengths have made us one of the largest pet supplies vendors to PETsMART, PETCO and Wal*Mart and among the largest lawn and garden supplies vendors to Wal*Mart, Home Depot and Lowe's. Our ability to service large retailers, to meet their unique needs for packaging and point of sale displays and to offer new innovative products provides us with a competitive advantage. Independent retailers value our high level of customer service and broad array of premium branded products. We are the largest supplier to independent pet supplies retailers in the United States.
- *Favorable Long-Term Industry Characteristics.* The pet and lawn and garden supplies markets in the U.S. have grown and are expected to continue to grow over the long-term due to favorable demographic and leisure trends. The key demographics bolstering our markets are the growth rates in the number of children under 18 and the number of adults over age 55. Households with children tend to own more pets, and adults over 55 are more likely to be "empty nesters" who keep pets as companions and have more disposable income and leisure time available for both pets and garden activities.
- *Sales and Logistics Networks.* We are a leading supplier to independent specialty retailers for the pet and lawn and garden supplies markets through our sales and logistics networks. We believe our sales and logistics networks give us a significant competitive advantage over other suppliers. These networks provide us with key access to independent pet specialty retail stores and retail lawn and garden customers that require two-step distribution for our branded products facilitating:
  - acquisition and maintenance of premium shelf placement;
  - prompt product replenishment;

- customization of retailer programs;
- quick responses to changing customer and retailer preferences;
- rapid deployment and feedback for new products; and
- immediate exposure for new internally developed and acquired brands.

We plan to continue to utilize our team of dedicated sales people and our sales and logistics networks to expand sales of our branded products.

- *Experienced and Incentivized Management Team.* Our senior management team has significant experience in the pet and lawn and garden supplies industries. William E. Brown, our Chairman and Chief Executive Officer, has over 25 years of industry experience. Mr. Brown also owns approximately 9% of our outstanding stock.

Business Strategy

Our objective is to increase market share, revenue, cash flow and profitability by enhancing our position as one of the leading companies in the U.S. pet supplies industry and lawn and garden supplies industry. To achieve our objective, we plan to capitalize on our strengths and the favorable industry trends by implementing the following key elements of our business strategy:

- *Promote Existing Brands.* With our broad product assortment, strong brand names, strong sell-through and innovative products and packaging, we believe we can further strengthen our relationships with existing retailers to increase shelf space and sales. We believe that the strength of our major customers provides us with a solid foundation for future growth. We intend to gain market share in the mass market, grocery and specialty pet store channels and add new retailers through marketing and sales personnel dedicated to these channels, as well as our innovative product introductions and packaging. We will continue to focus on using our sales and logistics network to emphasize sales of our higher margin, proprietary brands and to use efficient supply chain capabilities that enable us to provide retailers with high service levels and consistent in-stock positions.
- *Continue New Product and Packaging Innovation.* We will continue to leverage the strength of our leading brand names by introducing innovative new products and packaging, extending existing product lines and entering new product categories. Our new product strategy seeks to capitalize on fulfilling consumer needs, our strong brand names, established customer relationships and history of product innovation. We have also made investments in our corporate sales and marketing infrastructure in the areas of product development, category management and key account sales support.
- *Improve Margins.* We believe there are opportunities to improve our gross and operating margins through price increases, increased sales of our higher margin, innovative branded products and cost reductions and leveraging of our existing infrastructure. Since fiscal 2004, we have continued to consolidate our sales and logistics centers, made capital improvements and consolidated some of our manufacturing facilities to reduce costs and improve manufacturing efficiencies. As a result of our initiatives, gross margins have increased from 30.3% in fiscal 2004 to 32.7% in fiscal 2009.
- *Pursue Strategic Acquisitions.* We plan to continue to make selected strategic acquisitions of branded product companies that complement our existing brands and product offerings. Management has substantial experience in acquiring branded products companies. By leveraging our marketing, manufacturing and sales and logistics capabilities, we believe we can increase the sales and improve the operating efficiencies of acquired companies. We look for companies with the potential to have the top one or two brands in their respective categories. The characteristics we seek when evaluating target companies are strong brand names, high quality and innovative product offerings, an experienced management team and a history of organic earnings growth.

- *Reduce Our Investment In Working Capital.* We believe there are opportunities to continue to reduce our investment in working capital by focusing on specific balance sheet metrics. In fiscal 2009, each balance sheet metric improved substantially as we reduced inventory, collected receivables more efficiently and managed payables more effectively. As a result of our focus on working capital, we have strengthened our balance sheet.

Products-General

The following table indicates each class of similar products which represented more than 10% of our consolidated net sales in the fiscal years presented (in millions).

Category	2009	2008	2007
Grass seed	$ 174.5	$ 206.3	$ 195.7
Bird feed	200.7	199.7	168.3
Garden chemicals and control products	270.5	247.6	257.4
Other garden supplies	211.8	232.6	221.5
Other pet supplies	756.8	819.2	828.2
Total	$1,614.3	$1,705.4	$1,671.1

Pet Products Business

Overview

We are one of the leading marketers and producers of premium branded pet supplies in the United States. We believe that most of our brands are the number one or two brands in their respective U.S. market categories. In addition, Pet Products operates the largest sales and logistics network in the industry, which strategically supports its brands. In fiscal 2009, Pet Products accounted for $833.2 million of our consolidated net sales and $102.2 million of our consolidated income from operations before corporate expenses and eliminations.

Industry Background

According to the 2009-2010 APPA National Pet Owners Survey, U.S. pet ownership is at its highest level, with 71.4 million households, or 62%, owning a pet, an increase of 0.3 million households, or 0.4%, when compared to household pet ownership in 2006.

The pet industry includes live animals, food, supplies, veterinarian care and services. We operate primarily in the pet supplies segment of the industry. This segment includes: products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners and supplements, and information and knowledge resources; and products for horses and livestock. According to Mintel, U.S. retail sales of pet food and supplies in 2010 are expected to reach $31.3 billion, from $25.9 billion in 2007. Mintel also estimates that retail sales of pet supplies will reach $12.8 billion by 2013, a compounded annual growth rate of 4% from 2008. We also operate in the ultra-premium category of dog and cat food and treats. Mintel estimates the total pet food market to be $18.6 billion in 2010. Packaged Facts asserts the pet food market is experiencing an "upscale thrust," featuring products that are natural, functional and address specific dietary needs of animals, primarily dogs and cats. We estimate the current applicable market opportunity for our high-end, ultra-premium dog and cat food and treats to be approximately $4 billion.

We believe this growth is due in significant part to favorable demographic and leisure trends, which we expect to continue, albeit potentially at a slower rate due to recessionary pressures in the broader U.S. economy.

The key demographics bolstering the U.S. pet supplies market are the growth rates in the number of children under 18 and the number of adults over age 55. According to U.S. census data, 41% of the population will be 45 years or older by 2010. Households with children tend to own more pets, and adults over 55 are more likely to be "empty nesters" who keep pets as companions and have more disposable income and leisure time available for pets. In addition, many pet supplies products (e.g., dog and cat food, dog chews, bird food, grooming supplies, pest control, etc.) are routinely consumed and replenished.

The U.S. pet supplies market is highly fragmented with over 2,000 manufacturers, consisting primarily of small companies with limited product lines. The majority of these manufacturers do not have a captive sales and logistics network and must rely on us or other independent distributors to supply their products to regional pet specialty chains and independent retailers.

The pet food and supplies industry retail channel also remains fragmented, with over 15,000 independent pet supply stores in the United States and only two national specialty retailers, PETsMART and PETCO. These two "pet superstores" have been growing rapidly, and pet products have also become a growing category in mass merchandisers, discounters and grocery outlets. PETsMART and PETCO typically offer the broadest product selection with competitive prices and a growing array of pet services. Mass merchandisers, supermarkets and discounters have historically carried a limited product assortment that features primarily pet food, but we believe these retailers are devoting more shelf space to meet increased consumer demand for premium pet supplies. Independent pet stores typically have a relatively broad product selection and attempt to differentiate themselves by offering premier brands and knowledgeable service.

Proprietary Branded Pet Products

Our principal pet supplies categories are aquatics, dog & cat, bird & small animal/specialty pet food and animal health and nutrition products.

Aquatics. We are a leading supplier of aquariums and related fixtures and furniture, water conditioners and supplements, sophisticated lighting systems and accessories featuring the brands Aqueon, Zilla, Oceanic Systems Aquariums, Kent Marine, Coralife and Blagdon.

Dog & Cat. We are a leading marketer and producer of premium healthy edible and non-edible chews, ultra-premium dog and cat food, toys, collars, leashes, grooming supplies, pet carriers and other accessories, and information and knowledge resources featuring the brands Nylabone, Four Paws, TFH, Pet Select, Interpet, Pet Love and Mikki®. Nylabone has a strong history of developing innovative new products such as the NutriDent® Edible Dental Brush Chews, Toro and Lobo as well as numerous other award winning dog toys. Four Paws products include grooming supplies and toys, and TFH is a leading producer and publisher of pet books and magazines. Breeder's Choice is regarded by the industry as one of the highest quality developers and manufacturers of ultra-premium natural pet food and treats. Breeder's Choice brands include Pinnacle®, Avoderm® and Active Care® .

Bird & Small Animal/Specialty Pet. We are a leading marketer and producer of specialty pet food for birds, wild birds and small animals, vitamins and nutritional supplements, bird and small animal cages, habitats, transportation devices, toys and other accessories designed for the small animal marketplace featuring the brands Kaytee, Super Pet, Critter Trail® and Canopy Scientific®. Kaytee is one of the largest producers of specialty bird feed.

Animal Health. We are a leading marketer and producer of flea, tick, mosquito and other insect control products produced by Wellmark International and sold primarily under the Zodiac, Altosid, Pre Strike and Extinguish® brand names. Wellmark is the only domestic producer of (S)-Methoprene, which is an active ingredient to control mosquitoes, fleas, ticks, ants and mites in many professional and consumer insect control applications. We also sell (S)-Methoprene to manufacturers of other insect control products, including Frontline

Plus. In addition, through our Farnam operations, we are a leading manufacturer and marketer of innovative health care products for horses, household pets and livestock. Farnam's portfolio of industry leading brands includes the Farnam umbrella brand, Equicare®, ComboCare™, IverCare®, Bronco®, Super Mask® and Repel-X® for horses, D-Worm™, BioSpot® and Scratchex® for household pets, and Adams and Bite Free™ insect controls for home and yard care.

Sales and Logistics Network

Our domestic sales and logistics network, consisting of ten facilities, exists primarily to promote our proprietary brands and provides value-added service to over 6,000 independent specialty retail stores for our branded products. This includes acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick response to changing customer and retailer preferences, rapid deployment and feedback for new products and immediate exposure for acquired brands. The network also sells many other manufacturers' brands of pet supplies and combines these products with our branded products into single shipments enabling our independent customers to deal with us on a cost effective basis to meet their pet supplies requirements. We also operate one sales and logistics facility in the United Kingdom.

Sales and Marketing

Our sales strategy is multi-tiered and designed to capture maximum market share with retailers. Our customers include retailers, such as regional and national specialty pet stores, independent pet retailers, mass merchants and grocery stores, and professionals, such as manufacturers of insect control products, veterinarians, municipalities, farmers and other economic animal buyers. PETsMART accounted for approximately 10% of Pet Products' net sales in each of fiscal years 2009, 2008 and 2007. PETCO is also a significant customer.

To maximize our product placement and visibility in retail stores, we market our products through the following complementary strategies:

- each of our categories has a dedicated sales force that focuses on their specific products across all trade channels;
- our sales and logistics network, which includes sales and marketing personnel, focuses on gaining product and program placement at thousands of independent retailers;
- dedicated account-managers and sales teams service several of our largest customers; and
- independent distributors, who sell our brands.

Our marketing strategy is consumer, brand and trade channel specific. Our focus is on innovation, product quality, premium packaging, product positioning and leveraging our high quality brand names with line extensions. To execute this strategy, we partner closely with our customers to identify their needs, jointly develop strategies to meet those needs, and deliver programs that include newspaper, radio, trade journals, and direct consumer mailings.

Manufacturing

Pet Products currently manufactures the majority of its branded products in 17 manufacturing facilities, located primarily in the United States. In addition, certain of our proprietary branded products are manufactured by contract manufacturers. We have entered into an exclusive arrangement with a third party to manufacture (S)-Methoprene, the active ingredient in our flea and tick control products.

Purchasing

Pet Products purchases most of its raw materials from a number of different suppliers. In addition, we purchase one of the raw materials used to manufacture (S)-Methoprene from a single source of supply. Pet

Products maintains an inventory of this raw material (in addition to our (S)-Methoprene inventory) to reduce the possibility of any interruption in the availability of (S)-Methoprene, but a prolonged delay in obtaining (S)-Methoprene or this raw material could result in a temporary delay in product shipments and have an adverse effect on Pet Products' financial results.

The principal raw materials required for Kaytee's bird feed manufacturing operations are bulk commodity grains, including millet, milo and sunflower seeds, which are generally purchased from large national commodity companies and local grain cooperatives. In order to ensure an adequate supply of grains to satisfy expected production volume, Kaytee enters into contracts to purchase a portion of its expected grain and seed requirements at future dates by fixing the quantity, and often the price, at the commitment date. Although we have never experienced a severe interruption of supply, we are exposed to price risk with respect to the portion of our supply which is not covered by contracts with a fixed price. In fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. In fiscal 2008, our weighted average cost per pound increased 39% compared to fiscal 2007. In fiscal 2007 and 2008, we were adversely impacted by extraordinary increases in grain costs related primarily to our wild bird feed operations. The primary causes for the higher grain costs in fiscal 2008 were the inflationary pressures resulting from the macro-economic environment. The primary causes for the higher grain costs in fiscal 2007 were lower crop yields in 2006 due to drought conditions in key grain producing regions in the United States and farmers shifting to corn-based crops for the production of ethanol. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

Competition

The pet supplies industry is highly competitive and has experienced considerable consolidation in the last five years. Our branded pet products compete against national and regional branded products and private label products produced by various suppliers. Our largest competitors are Spectrum Brands and Hartz Mountain. Pet Products competes primarily on the basis of brand recognition, innovation, upscale packaging, quality and service. Pet Products' sales and logistics operations compete with a number of smaller local and regional distributors, with competition based on product selection, price, value-added services and personal relationships.

Garden Products Business

Overview

We are a leading company in the consumer lawn and garden market in the United States and offer both premium and value-oriented branded products. We market and produce a broad array of premium brands, including Pennington, The Rebels, AMDRO, Grant's, Lilly Miller, Ironite, Sevin, Over'n Out, Norcal Pottery, New England Pottery, GKI/Bethlehem Lighting and Matthews Four Seasons. We also produce value brands at lower prices, including some Wal*Mart private label brands. In addition, Garden Products operates a sales and logistics network that strategically supports its brands. In fiscal 2009, Garden Products accounted for $781.1 million of our consolidated net sales and $68.9 million of our consolidated income from operations before corporate expenses and eliminations.

Industry Background

We believe that gardening is one of the most popular leisure activities in the United States, with approximately 85 million or 80% of all U.S. households participating in one or more lawn and garden activities in 2005. We estimate the retail sales of the lawn and garden supplies industry in the categories in which we participate to be approximately $6.2 billion. We believe that the industry will continue to grow due to favorable demographic trends, albeit potentially at a slower rate due to recessionary pressures in the broader U.S. economy. The key demographic bolstering our lawn and garden market is the growth rate in the number of adults over age

55, who are more likely to be "empty nesters" and have more disposable income and leisure time available for garden activities. As the baby boom generation ages, this segment is expected to grow faster than the total population. According to U.S. census data, 41% of the population will be 45 years or older in 2010. We believe that this demographic should increase the number of lawn and garden product users.

Lawn and garden products are sold to consumers through a number of distribution channels, including home centers, mass merchants, independent nurseries and hardware stores. Home and garden centers and mass merchants often carry one or two premium products and one value brand. Due to the rapid expansion and consolidation of mass merchants and home and garden centers in the last 15 years, the concentration of purchasing power for the lawn and garden category has increased dramatically. We expect the growth of home and garden centers, such as Home Depot and Lowe's, and mass merchants, such as Wal*Mart, to continue to concentrate industry distribution.

Proprietary Branded Lawn and Garden Products

Our principal lawn and garden product lines are grass seed, wild bird feed, insect control products, lawn and garden care products, decorative outdoor patio products and Christmas products and lighting. Our Pennington brand is one of the largest in grass seed and wild bird feed, and our Amdro brand is a leading portfolio of fire ant bait products. We are also a leading marketer of indoor and outdoor pottery products through our Norcal Pottery and New England Pottery brands.

Grass Seed. We are a leading marketer and producer of numerous mixtures and blends of cool and warm season turf grass for both the residential and professional markets, as well as forage and wild game seed mixtures. We sell these products under the Pennington Seed, Pennington, Penkoted® , Max-Q®, ProSelect™, Tournament Quality℠, MasterTurf®, The Rebels, Palmer's Pride and Smart Seed™ brand names. We also produce private label brands of grass seed, including Wal*Mart's private label grass seed. The Pennington grass seed manufacturing facilities are some of the largest and most modern seed conditioning facilities in the industry. In fiscal 2008, Pennington Seed launched Smart Seed, a drought-tolerant grass seed product that develops strong, deep root systems and requires up to 30% less water.

Wild Bird Products. We are a leading marketer and producer of wild bird feed, bird feeders, bird houses and other birding accessories in the United States. These products are sold primarily under the Pennington brand name. Our wild bird feed is treated with Bird-Kote®, a nutritious coating made up of vegetable oil fortified with oil-soluble vitamins and elements needed by wild birds.

Lawn and Garden Chemicals. We are a leading marketer of lawn and garden weed, moss, insect and pest control products and soil supplements and stimulants. We sell these products under the Knockout®, Strike®, Lilly Miller, Maxide®, Alaska Fish Fertilizer®, IMAGE®, Sevin, Over'n Out and RooTone® brand names and the Eliminator private label for Wal*Mart. We are also a leading marketer of fire ant bait, sold primarily in the southern United States, under the AMDRO brand name. In addition, we market ant baits, animal repellents and garden aid products under the Grant's brand name. We manufacture several lines of lawn and garden fertilizers and soil supplements, in granular and liquid form, under the Pennington, Pro Care, Ironite and other private and controlled labels.

Decorative Patio, Garden and Seasonal Products. We are a leading marketer of decorative indoor and outdoor pottery products in the United States. We sell these products under the Norcal Pottery and New England Pottery brand names which include terra cotta, stoneware, ceramic and porcelain pots. We also market seasonal Christmas products and lighting under the brand name GKI/Bethlehem Lighting, and we manufacture a complete line of wooden garden products, including planters, barrel fountains, arbors and trellises that are sold under the Matthews Four Seasons brand name. In addition, we manufacture wood pellets under the Pennington Nature's Heat™ brand for use in home wood pellet stoves.

Sales and Logistics Network

Our sales and logistics network, consisting of 18 facilities, exists primarily to promote our proprietary brands and provides us with key access to retail stores for our branded products, acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick responses to changing customer and retailer preferences, rapid deployment and feedback for new products, immediate exposure for acquired brands and comprehensive and strategic information. The network also sells other manufacturers' brands of lawn and garden supplies and combines these products with our branded products into single shipments enabling our customers to deal with us on a cost-effective basis to meet their lawn and garden supplies requirements.

Sales and Marketing

The marketing strategy for our premium products is focused on meeting consumer needs through innovation, upscale packaging, quality and retail shelf placement. The marketing strategy for our value products is focused on promotion of the quality and efficacy of our value brands at a lower cost relative to premium brands. Our customers include retailers, such as mass merchants, home improvement centers, independent lawn and garden nurseries, drug and grocery stores, and professional end users. Sales to Wal*Mart represented approximately 32%, 30% and 31%, sales to Home Depot represented approximately 14%, 12% and 14%, and sales to Lowe's represented approximately 22%, 18% and 17% of Garden Products' net sales in fiscal 2009, 2008 and 2007, respectively.

To maximize our product placement and visibility in retail stores, we market our products through the following four complementary strategies:

- dedicated sales forces for each of our brand groups;
- our sales and logistics network, which includes sales and merchandising personnel to service independent retailers on a weekly basis, especially during the prime spring and summer seasons;
- dedicated account-managers and sales teams service several of our largest customers; and
- independent distributors who sell our brands.

Our marketing department develops our consumer and retailer support plans, including cooperative advertising. We also promote our products to consumers and retailers through advertisements in trade journals, magazines and seasonal radio and television commercials.

Manufacturing

Garden Products currently operates 23 manufacturing facilities. In addition, certain of our proprietary branded products are manufactured by contract manufacturers.

Purchasing

Most of the raw materials purchased by Garden Products are acquired from a number of different suppliers. The key ingredients in our fertilizer and insect and weed control products are commodity and specialty chemicals including phosphates, urea, potash, herbicides, insecticides and fungicides. Garden Products obtains grass seed from various sources. The principal raw materials required for Pennington's wild bird feed manufacturing operations are bulk commodity grains, including millet, milo and sunflower seeds, which are generally purchased from large national commodity companies and local grain cooperatives. Garden Products obtains its raw materials from various sources, which it presently considers to be adequate. No one source is considered to be essential to Garden Products. In order to ensure an adequate supply of seed to satisfy expected production volume, Pennington enters into contracts in advance to purchase a portion of its grass seed requirements at future dates by fixing the quantity, and often the price, at the commitment date. Although we have never experienced a severe interruption of supply, we are exposed to price risk with respect to the portion of our supply which is not covered by contracts with a fixed price. In fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. In fiscal 2008, our weighted average cost per pound increased 39% compared to fiscal 2007. In fiscal 2007 and fiscal 2008, we were adversely impacted by extraordinary increases in grain costs related primarily to our wild bird feed operations. The primary cause for the higher grain costs in fiscal 2008 was the inflationary pressures resulting from the macro-economic environment. The primary causes for the higher grain costs in fiscal 2007 were lower crop yields in 2006 due to drought conditions in key grain producing regions in the United States and farmers shifting to corn-based crops for the production of ethanol. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

Competition

The lawn and garden products industry is highly competitive. Our lawn and garden products compete against national and regional products and private label products produced by various suppliers. Our turf and forage grass seed products, fertilizers, pesticides and combination products compete principally against products marketed by The Scotts Miracle-Gro Company ("Scotts"). Scotts' dominant position in the lawn and garden industry is a significant competitive disadvantage for our similar garden products. In addition, Spectrum Brands is a strong competitor with a broad product line. Garden Products competes primarily on the basis of its premium and value brands, quality, service, price, low cost manufacturing and strong brand names. Garden Products' sales and logistics operations also compete with a large number of distributors, with competition based on price, service and personal relationships.

Significant Customers

Wal*Mart, our largest customer, represented approximately 18% of our total company net sales in fiscal 2009 and approximately 17% in fiscal 2008 and 2007, and represented approximately 32% of Garden Products' net sales in fiscal 2009, 30% in fiscal 2008 and 31% in fiscal 2007. Sales to Home Depot represented approximately 14% of Garden Products' net sales in fiscal 2009, 12% in fiscal 2008 and 14% in fiscal 2007. Sales to Lowe's represented approximately 11% of our total company net sales in fiscal 2009, and represented approximately 22% of Garden Products' net sales in fiscal 2009, 18% in fiscal 2008 and 17% in fiscal 2007. PETsMART represented approximately 10% of Pet Products' net sales in fiscal 2009, 2008 and 2007. PETCO is also a significant customer.

Patents and Other Proprietary Rights

Our branded products companies hold numerous patents in the United States and in other countries and have several patent applications pending. We consider the development of patents through creative research and the maintenance of an active patent program to be advantageous to our business, but we do not regard the holding of any particular patent as essential to our operations.

In addition to patents, we have numerous active ingredient registrations, end-use product registrations and trade secrets, including certain technology used in the Wellmark operations for the production of (S)-Methoprene, which has been licensed to us from Novartis. This license is perpetual but non-exclusive. In addition, we have developed certain improvements that are proprietary to us relating to the synthesis of (S)-Methoprene. The success of certain portions of our business, especially our Wellmark operations, partly depends on our ability to continue to maintain trade secret information which has been licensed to us, and to keep both licensed and owned trade secret information confidential.

Along with patents, active ingredient registrations, end use product registrations and trade secrets, we own a number of trademarks, service marks, trade names and logotypes. Many of our trademarks are registered but some are not. We are not aware of any reason we cannot continue to use our trademarks, service marks and trade names in the way that we have been using them.

Employees

As of September 26, 2009, we had approximately 4,300 employees of which approximately 3,900 were full-time employees and 400 were temporary or part-time employees. We also hire substantial numbers of additional temporary employees for the peak lawn and garden shipping season of February through June to meet the increased demand experienced during the spring and summer months. The majority of our temporary employees are paid on an hourly basis. Except for approximately 30 employees at a Kaytee facility in Rialto, California, none of our employees is represented by a labor union. We consider our relationships with our employees to be good.

Environmental and Regulatory Considerations

Many of the products that we manufacture or distribute are subject to local, state, federal and foreign laws and regulations relating to environmental matters. Such regulations are often complex and are subject to change. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency (the "EPA"), in addition to individual state and/or foreign agency registrations, before they can be sold. All fertilizer products are also subject to state Department of Agriculture registration and foreign labeling regulations. Grass seed is also subject to state, federal and foreign labeling regulations.

The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which is a reasonable certainty that no harm will result from the cumulative effect of pesticide exposures. Under this Act, the EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, which are also used on foods, will be evaluated by the EPA as part of this non-dietary exposure risk assessment.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations (such as "not for use on sod farms or golf courses"), may require users to post notices on properties to which products have been or will be applied, may require notification of individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. We believe we are operating in substantial compliance with, or taking action aimed at ensuring compliance with, these laws and regulations.

Various local, state, federal and foreign environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. With our extensive acquisition history, we have acquired a number of manufacturing and distribution facilities, and most of these facilities have not been subjected to Phase II environmental tests to determine whether they are contaminated.

Environmental regulations may affect us by restricting the manufacturing or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. Although we believe we are and have been in substantial compliance with such regulations and have strict internal guidelines on the handling and disposal of our products, there is no assurance that in the future we may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor our environmental procedures can ensure that we will not be subject to claims for personal injury, property damages or governmental enforcement.

Executive Officers

The following table sets forth the name, age and position of our executive officers as of November 1, 2009.

Name	Age	Position
William E. Brown	68	Chairman of the Board and Chief Executive Officer
Jeffrey A. Blade	48	Senior Vice President, Chief Financial Officer and Secretary
Glen R. Fleischer	55	President - Pet Products
Michael A. Reed	62	Executive Vice President

William E. Brown. Mr. Brown has been our Chairman since 1980. Since October 2007, Mr. Brown has also served as our Chief Executive Officer, a position he previously held from 1980 to June 2003. From 1977 to 1980, Mr. Brown was Senior Vice President of the Vivitar Corporation with responsibility for Finance, Operations, and Research & Development. From 1972 to 1977, he was with McKesson Corporation where he was responsible for its 200-site data processing organization. Prior to joining McKesson Corporation, Mr. Brown spent the first 10 years of his business career at McCormick, Inc. in manufacturing, engineering and data processing.

Jeffrey A. Blade. Mr. Blade has been our Senior Vice President, Chief Financial Officer and Secretary since September 2009. Prior to joining Central, Mr. Blade served as the Interim President of The Steak 'N Shake Company, a publicly-traded restaurant company, from March 2008 to July 2008, as its Executive Vice President, Chief Financial & Administrative Officer from 2007 to July 2008, and as its Senior Vice President and Chief Financial Officer from 2004 to 2007. From 1999 to 2004, Mr. Blade was Vice President of Finance for the U.S. operations of Cott Corporation.

Glen R. Fleischer. Mr. Fleischer has been our President, Pet Products division since January 2009. Prior to joining Central, Mr. Fleischer was with Kraft Foods/ Nabisco, Inc. serving as the Vice President Business Development, Snacks and Cereals from 2004 to 2008, as its Vice President, Marketing, Confections from 2003 through 2004, as its Vice President, Marketing for the Biscuit Division from 2001 through 2003 and Vice President and Managing Director of Grocery Products from 1996 through 2001. Prior to joining Kraft/Nabisco, Mr. Fleischer held general management and marketing positions with Kimberly-Clark Corporation and The Procter & Gamble Company.

Michael A. Reed. Mr. Reed has been Executive Vice President since June 2000 and President of the Garden Products division since October 2007. Mr. Reed joined Central in 2000 and served as President of the Pet Products division from 2003 to 2004. Since 2004, Mr. Reed also has provided executive oversight to the Life Sciences Business Unit and Tech Pac LLC, an 80% owned subsidiary of Central. From February 1991 to May 2000, Mr. Reed served as President and CEO of PM Ag Products, Inc., a wholly owned subsidiary of global agri-business Tate & Lyle, PLC. From 1985 to 1991, he was Vice President and Regional General Manager of the Pacific Molasses Company. From 1983 to 1985, Mr. Reed served as a divisional Vice President of Beatrice Foods Company's Agri-Products Division. Prior to joining Beatrice Foods, Mr. Reed practiced law in Springfield, Missouri.

Available Information

Our web site is http://www.central.com. We make available free of charge, on or through our web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing or furnishing such reports with the Securities and Exchange Commission. Information contained on our web site is not part of this report.

Item 1A. Risk Factors.

This Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors both in and out of our control, including the risks faced by us described below and elsewhere in this Form 10-K.

You should carefully consider the risks described below. In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be the most material. However, there may be additional risks that are viewed by us as not material at the present time or are not presently known to us. Conditions could change in the future, or new information may come to our attention that could impact our assessment of these risks.

If any of the events described below were to occur, our business, prospects, financial condition and/or results of operations could be materially adversely affected. When we say below that something could or will have a material adverse effect on us, we mean that it could or will have one or more of these effects. In any such case, the price of our common stock could decline, and you could lose all or part of your investment in our company.

Our operating results and cash flow are susceptible to fluctuations.

We expect to continue to experience variability in our net sales, net income and cash flow on a quarterly basis. Factors that may contribute to this variability include:

- fluctuations in prices of commodity grains and other input costs;
- adverse weather conditions during peak gardening seasons and seasonality;
- shifts in demand for lawn and garden products;
- shifts in demand for pet products;
- changes in product mix, service levels and pricing by us and our competitors;
- the effect of acquisitions, including the costs of acquisitions that are not completed; and
- economic stability of and strength of relationship with retailers.

These fluctuations could negatively impact our business and the market price of our common stock.

Seeds and grains we use to produce bird feed and grass seed are commodity products subject to price volatility that has had, and could have, a negative impact on us.

Our financial results are partially dependent upon the cost of raw materials and our ability to pass along increases in these costs to our customers. In particular, our Pennington and Kaytee subsidiaries are exposed to fluctuations in market prices for commodity seeds and grains used to produce bird feed. Historically, market prices for commodity seeds and grains have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons.

To mitigate our exposure to changes in market prices, we enter into purchase contracts for grains, bird feed and grass seed to cover up to approximately one-third of the purchase requirements for a selling season. Since these contracts cover only a portion of our purchase requirements, as market prices for such products increase, our cost of production increases as well. In contrast, if market prices for such products decrease, we may end up purchasing grains and seeds pursuant to the purchase contracts at prices above market.

From the fourth quarter of fiscal 2006 to fiscal 2008, prices for some of our key crops increased substantially. In fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. We can provide no assurance as to the timing or extent of our ability to implement additional price adjustments in the context of rising costs or in the event of increased costs in the future. Similarly, we can provide no assurance of our ability to retain pricing with our retailers in the context of declining costs. We also cannot predict to what extent price increases may negatively affect our sales volume.

A decline in consumers' discretionary spending or a change in consumer preferences could reduce our sales and harm our business.

Our sales ultimately depend on consumer discretionary spending, which is influenced by factors beyond our control, including general economic conditions, the availability of discretionary income and credit, weather, consumer confidence and unemployment levels. For fiscal 2009, we experienced declines in sales as the result of the economic downturn. Any material decline in the amount of consumer discretionary spending could reduce our sales and harm our business. Since substantially all of our sales are in the United States, a declining U.S. economy may have a greater impact on us than on our competitors, some of which may have a larger percentage of international sales. These economic and market conditions, combined with continuing difficulties in the credit markets and the resulting pressures on liquidity, may also place a number of our key retail customers under financial stress, which would increase our credit risk and potential bad debt exposure.

The success of our business also depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. For example, in the last three years, the demand for aquatics products has declined significantly. Our failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns and lawn and garden and pet care needs could adversely affect the demand for our products and our profitability.

Inflation, deflation, economic uncertainty and other adverse macro-economic conditions may harm our business.

Our revenues and margins are dependent on various economic factors, including rates of inflation or deflation, energy costs, consumer attitudes toward discretionary spending, currency fluctuations, and other macro-economic factors which may impact levels of consumer spending. In fiscal 2007 and 2008, we were adversely impacted by rising input costs related to domestic inflation, particularly relating to grain and seed prices, fuel prices and the ingredients used in our garden fertilizer and chemicals, and many of our other input costs. The rising costs made it difficult for us to increase prices to our retail customers at a pace to enable us to return to historical margins. More recently, our business has been negatively impacted by the current downturn in the housing market and by declining consumer confidence, as well as other macro-economic factors. If we are unable to pass through rising input costs and raise the price of our products, or consumer confidence continues to weaken, we may experience gross margin declines.

Supply disruptions in pet birds and small animals may negatively impact our sales.

The federal government and many state governments have increased restrictions on the importation of pet birds and the production of small animals. These restrictions have resulted in reduced supply of new pet birds and animals and thus reduced demand for pet bird and small animal food and supplies. If these restrictions continue or become more severe, our future sales of these products would likely suffer, which would negatively impact our profitability. In addition, some countries have experienced outbreaks of avian flu. While the number of cases worldwide has declined, a significant outbreak in the United States would reduce demand for our pet and wild bird good and negatively impact our financial results

Our lawn and garden sales are highly seasonal and subject to adverse weather.

Because our lawn and garden products are used primarily in the spring and summer, Garden Products' business is seasonal. In fiscal 2009, approximately 66% of Garden Products' net sales and 59% of our total net sales occurred during our second and third fiscal quarters. Substantially all of Garden Products' operating income is generated in this period. Our working capital needs and our borrowings generally peak in our second fiscal quarter, because we are generating lower revenues while incurring expenses in preparation for the spring selling season. If cash on hand and borrowings under our credit facility are ever insufficient to meet our seasonal needs or if cash flow generated during the spring and summer is insufficient to repay our borrowings on a timely basis, this seasonality could have a material adverse effect on our business.

Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, our results of operations and cash flow could also be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods.

Rising energy prices could adversely affect our operating results.

During fiscal 2007 and 2008, energy prices increased dramatically, which resulted in increased fuel costs for our businesses and raw materials costs for many of our branded products. Although energy prices have declined in 2009, rising energy prices in the future could adversely affect consumer spending and demand for our products and increase our operating costs, both of which would reduce our sales and operating income.

We depend on a few customers for a significant portion of our business.

Wal*Mart, our largest customer, accounted for approximately 18% of our net sales in fiscal 2009 and approximately 17% in fiscal 2008 and 2007. Lowe's accounted for approximately 11% of our net sales in fiscal 2009, and 8% in fiscal 2008 and 2007. In addition, Home Depot, PETsMART and PETCO are also significant customers, although each accounted for less than 10% of our net sales and, together with Wal*Mart and Lowe's, accounted for approximately 46% of our net sales in fiscal 2009, and approximately 41% in fiscal 2008 and 2007. The market share of each of these key retailers has increased and may continue to increase in future years.

The loss of, or significant adverse change in, our relationship with any of these key retailers could cause our net sales, income from operations and cash flow to decline. The loss of, or reduction in, orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer could reduce our income from operations and cash flow.

We may be adversely affected by trends in the retail industry.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. Our business may be negatively affected by changes in the policies of our retailers, such as inventory destocking, limitations on access to shelf space, price demands and other conditions. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires us to shorten our lead time for production in certain cases and to more closely anticipate demand, which could in the future require the carrying of additional inventories and an increase in our working capital and related financing requirements. This shift to "just-in-time" can also cause retailers to delay purchase orders, which can cause a shift in sales from quarter to quarter decisions to move in or out of a market category by leading retailers can also have a significant impact on our business.

A significant deterioration in the financial condition of one of our major customers could have a material adverse effect on our sales, profitability and cash flow. We continually monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing or liquidation by a key customer could have a material adverse effect on our business, results of operations and financial condition in the future.

We cannot be certain that our product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend upon, in part, our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in the introduction, marketing and production of any new products or product innovations, or that we will develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, increase our profitability or maintain relationships with existing customers.

We operate in highly competitive industries, which have experienced increased consolidation in recent years. We compete against numerous other companies, some of which are more established in their industries and have substantially greater revenue or resources than we do. Our products compete against national and regional products and private label products produced by various suppliers. Our largest competitors in pet supplies products are Spectrum Brands and Hartz Mountain, and our largest competitors in lawn and garden products are Scotts and Spectrum Brands.

To compete effectively, among other things, we must:

- develop and grow brands with leading market positions;
- maintain our relationships with key retailers;
- continually develop innovative new products that appeal to consumers;
- maintain strict quality standards;
- deliver products on a reliable basis at competitive prices; and
- effectively integrate acquired companies.

Competition could lead to lower sales volumes, price reductions, reduced profits or losses, or loss of market share. Our inability to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Our acquisition strategy involves a number of risks.

We have completed numerous acquisitions and intend to grow through the acquisition of additional companies.

We are regularly engaged in acquisition discussions with a number of companies and anticipate that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. Acquisitions involve a number of special risks, including:

- failure of the acquired business to achieve expected results;
- diversion of management's attention;

- failure to retain key personnel of the acquired business;
- additional financing, if necessary and available, which could increase leverage and costs, dilute equity, or both;
- the potential negative effect on our financial statements from the increase in goodwill and other intangibles;
- the high cost and expenses of identifying, negotiating and completing acquisitions; and
- risks associated with unanticipated events or liabilities.

These risks could have a material adverse effect on our business, results of operations and financial condition.

We have faced, and expect to continue to face, intense competition for acquisition candidates, which may limit the number of opportunities and may lead to higher acquisition prices. We cannot assure you that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In future acquisitions, we also could incur additional indebtedness or pay consideration in excess of fair value, which could have a material adverse effect on our business, results of operations and financial condition.

Our success depends upon our retaining key personnel.

Our future performance is substantially dependent upon the continued services of William E. Brown, our Chairman and Chief Executive Officer, and our other senior officers. The loss of the services of any of these persons could have a material adverse effect upon us. In addition, our future performance depends on our ability to attract and retain skilled employees. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

We are implementing a new enterprise resource planning information technology system.

In fiscal 2005, we began incurring costs associated with designing and implementing SAP, a new company-wide enterprise resource planning software system with the objective of gradually migrating to the new system. Upon completion, this new system will replace our numerous existing accounting and financial reporting systems, most of which were obtained in connection with business acquisitions. We anticipate investing approximately an additional $5 million in fiscal 2010 for planned implementations. Capital expenditures for our new enterprise resource planning software system for fiscal 2011 and beyond will depend upon the pace of conversion for those remaining legacy systems. If we do not complete the implementation of the project timely and successfully, we may experience, among other things, additional costs associated with completing this project and a delay in our ability to improve existing operations, support future growth and enable us to take advantage of new applications and technologies. All of this may also result in a distraction of management's time, diverting their attention from our existing operations and strategy.

Some of the products that we manufacture and distribute require governmental permits and also subject us to potential environmental liabilities.

Some of the products that we manufacture and distribute are subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect us by restricting the manufacture or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. Although we believe we are and have been in substantial compliance with such regulations and have internal guidelines on the handling and disposal of our products, there is no assurance that in the future we may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither compliance with regulatory requirements nor with our environmental procedures can ensure that we will not be subject to claims for personal injury, property damages or governmental enforcement. In addition, while we do not anticipate having to make, and historically have not had to make, significant capital expenditures to comply with applicable environmental laws and regulations, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital expenditures will not be required.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. With our extensive acquisition history, we have acquired a number of manufacturing and distribution facilities. Given the nature of the past operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. While we are not subject to any existing remediation obligations, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to future remediation liabilities that may be material.

Our business is dependent upon our ability to continue to source products from China.

We outsource a significant amount of our manufacturing requirements to third party manufacturers located in China. This international sourcing subjects us to a number of risks, including: the impact on sourcing or manufacturing as a result of public health and contamination risks in China; social and political disturbances and instability; export duties, import controls, tariffs, quotas and other trade barriers; shipping and transportation problems; and fluctuations in currency values. Because we rely on Chinese third-party manufacturers for a substantial portion of our product needs, any disruption in our relationships with these manufacturers could adversely affect our operations.

The products that we manufacture could expose us to product liability claims.

Our business exposes us to potential product liability risks in the manufacture and distribution of certain of our products. Although we generally seek to insure against such risks, there can be no assurance that such coverage is adequate or that we will be able to maintain such insurance on acceptable terms. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms.

Deterioration in operating results could prevent us from fulfilling our obligations under the terms of our indebtedness or impact our ability to refinance our debt on favorable terms as it matures.

We have, and we will continue to have, a significant amount of indebtedness. As of September 26, 2009, we had total indebtedness of approximately $408.1 million. This level of indebtedness and future borrowing needs could have material adverse consequences for our business, including:

- make it more difficult for us to satisfy our obligations with respect to the terms of our indebtedness;
- require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other business activities;
- increase our vulnerability to adverse industry conditions, including unfavorable weather conditions or continued grain price increases;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- restrict us from making strategic acquisitions or exploiting business opportunities;
- place us at a competitive disadvantage compared to competitors that have less debt; and
- limit our ability to borrow additional funds at reasonable rates, if at all.

In addition, since a portion of our debt bears interest at variable rates, an increase in interest rates or interest rate margins as defined under the credit agreement will create higher debt service requirements, which would adversely affect our cash flow.

Our $350 million revolving credit facility matures in February 2011. If the financial market conditions or our financial performance have deteriorated when we undertake to refinance this debt, we could experience difficulty refinancing on favorable terms, if at all.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid any cash dividends on our common stock or Class A common stock and currently do not intend to do so. Provisions of our credit facility and the indenture governing our senior subordinated notes restrict our ability to pay cash dividends on our common stock. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to limitations under applicable law and contractual restrictions, and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors.

We may issue additional shares of our common stock or Class A common stock that could dilute the value and market price of your common stock.

We may decide or be required to issue, including upon the exercise of any outstanding stock options, or in connection with any acquisition made by us, additional shares of our common stock or Class A common stock that could dilute the value of your common stock or Class A common stock and may adversely affect the market price of our common stock or Class A common stock.

Our Chairman, through his holdings of our Class B common stock, could greatly influence control of the Company, which may discourage potential acquisitions of our business and could have an adverse effect on the market price of our common stock and our Class A common stock.

Holders of our Class B common stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, and each share of Class B common stock is convertible at any time into one share of our common stock. Holders of our common stock are entitled to one vote for each share owned. Holders of our Class A common stock and Series B preferred stock have no voting rights, except as required by Delaware law.

As of November 13, 2009, William E. Brown, our Chairman, beneficially owned 1,600,459 shares of our Class B common stock (out of a total of 1,652,262 outstanding shares), 1,418,063 shares of our common stock and 3,169,885 shares of our Class A common stock and thereby controlled approximately 49.4% of the voting power of our capital stock. Accordingly, except to the extent that a class vote of the common stock is required by applicable law, he can effectively control all matters requiring stockholder approval, including the election of our directors, and can exert substantial control over our management and policies. The disproportionate voting rights of our common stock and Class B common stock and Mr. Brown's substantial holdings of Class B common stock could have an adverse effect on the market price of our common stock and Class A common stock. Also, such disproportionate voting rights and Mr. Brown's controlling interest may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, tender offer or proxy contest, even if such actions were favored by our other stockholders, which could thereby deprive holders of common stock or Class A common stock of an opportunity to sell their shares for a "take-over" premium.

We have authorized the issuance of shares of common stock, Class A common stock and preferred stock, which may discourage potential acquisitions of our business and could have an adverse effect on the market price of our common stock and our Class A common stock.

Pursuant to our Fourth Amended and Restated Certificate of Incorporation, the board of directors is authorized to issue up to 80,000,000 shares of our common stock, 100,000,000 shares of our nonvoting Class A common stock and up to 1,000,000 additional shares of preferred stock without seeking the approval or consent of our stockholders, unless required by the NASDAQ Global Market. Although the issuance of the nonvoting Class A common stock would not dilute the voting rights of the existing stockholders, it could have a dilutive effect on the economic interest of currently outstanding shares of common stock and Class B common stock similar to the dilutive effect of subsequent issuances of ordinary common stock. The issuance of the preferred stock could, depending on the rights and privileges designated by the board with respect to the issuance of any particular series, have a dilutive effect on the voting interests of the common stock and Class B common stock and the economic interests of our common stock, Class A common stock and Class B common stock. In addition, the disproportionate voting rights of our common stock, preferred stock, Class B common stock and Class A common stock, and the ability of the board to issue the Class A common stock and the preferred stock to persons friendly to current management, may make us a less attractive target for a takeover than we otherwise might be or render more difficult or discourage a merger proposal, tender offer or proxy contest, even if such actions were favored by our common stockholders, which could thereby deprive holders of common stock of an opportunity to sell their shares for a "take-over" premium.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We currently operate 40 manufacturing facilities totaling approximately 4,218,000 square feet and 29 sales and logistics facilities totaling approximately 3,749,000 square feet. Most sales and logistics centers consist of office and warehouse space, and several large bays for loading and unloading. Each sales and logistics center provides warehouse, distribution, sales and support functions for its geographic area. Our executive offices are located in Walnut Creek, California.

The table below lists Pet Products' manufacturing and sales and logistics facilities. Numbers in parenthesis represent multiple locations.

Location	Type of Facility	Owned or Leased
Phoenix, AZ (2)	Sales and Logistics	Owned
Azusa, CA	Manufacturing	Leased
Carson, CA	Manufacturing	Leased
Irwindale, CA	Manufacturing	Leased
Rialto, CA	Manufacturing	Owned
Sacramento, CA	Sales and Logistics	Leased
Santa Fe Springs, CA	Sales and Logistics	Leased
Aurora, CO	Sales and Logistics	Leased
Tampa, FL	Sales and Logistics	Leased
Norcross, GA	Sales and Logistics	Leased
Elk Grove Village, IL	Manufacturing	Leased
Council Bluffs, IA	Manufacturing	Owned
Mahwah, NJ	Sales and Logistics	Leased
Neptune City, NJ	Manufacturing	Owned
Neptune City, NJ	Manufacturing	Leased
Hauppauge, NY (2)	Manufacturing	Leased
Cressona, PA	Manufacturing	Owned
Dallas, TX	Manufacturing	Owned
Dallas, TX	Sales and Logistics	Leased
Algona, WA	Sales and Logistics	Leased
Chilton, WI	Manufacturing	Owned
Franklin, WI	Manufacturing	Owned
Guangzhou, China	Manufacturing	Leased
Pune, India	Manufacturing	Leased
Dorking, Surrey, UK	Manufacturing	Leased
Somerset, UK	Sales and Logistics	Leased

The table below lists Garden Products' manufacturing and sales and logistics facilities. Numbers in parenthesis represent multiple locations.

Location	Type of Facility	Owned or Leased
Cullman, AL	Sales and Logistics	Owned
Roll, AZ	Manufacturing	Owned
Yuma, AZ	Manufacturing	Leased
El Centro, CA	Manufacturing	Owned
Ontario, CA	Sales and Logistics	Leased
Sacramento, CA	Sales and Logistics	Leased
San Leandro, CA	Manufacturing	Leased
Stockton, CA	Manufacturing	Leased
Longmont, CO	Manufacturing	Owned
Covington, GA	Sales and Logistics	Leased
Eatonton, GA	Manufacturing	Owned
Madison, GA (3)	Manufacturing	Leased
Madison, GA (2)	Manufacturing	Owned
Madison, GA	Sales and Logistics	Owned
Ligonier, IN	Manufacturing	Owned
Munster, IN	Sales and Logistics	Leased
Lexington, KY	Sales and Logistics	Leased
Foxboro, MA	Sales and Logistics	Leased
Taunton, MA	Sales and Logistics	Leased
Laurel, MD	Sales and Logistics	Leased
Greenfield, MO (2)	Manufacturing	Owned
Greenfield, MO	Sales and Logistics	Owned
Sidney, NE	Manufacturing	Owned
Peebles, OH (2)	Manufacturing	Owned
Piketon, OH	Manufacturing	Leased
Lebanon, OR	Manufacturing	Leased
Lebanon, OR (2)	Manufacturing	Owned
Portland, OR	Sales and Logistics	Leased
Columbia, SC (2)	Sales and Logistics	Leased
Grand Prairie, TX (2)	Sales and Logistics	Leased
Houston, TX	Sales and Logistics	Leased
Kenbridge, VA	Sales and Logistics	Leased
Northbend, WA	Manufacturing	Leased

We lease 19 of our manufacturing facilities and 24 of our sales and logistics facilities. These leases generally expire between 2010 and 2020. Substantially all of the leases contain renewal provisions with automatic rent escalation clauses. The facilities we own are subject to major encumbrances under our principal credit facility. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, trucks and warehousing, transportation and computer equipment.

Item 3. Legal Proceedings

We may from time to time become involved in certain legal proceedings in the ordinary course of business. Currently, we are not a party to any other legal proceedings that management believes would have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been traded on the NASDAQ Global Select Market under the symbol CENT since our initial public offering in July 1993. Our Class A common stock has been traded on the NASDAQ Global Select Market under the symbol CENTA since February 2007. The following table sets forth the high and low closing sale prices for our common stock and our Class A common stock, as reported by the NASDAQ Global Select Market, for each quarterly period during our fiscal years set forth below. The stock prices have been adjusted to reflect the stock dividend of Class A common stock distributed to stockholders on February 5, 2007.

	Common Stock		Class A Common Stock	
	High	Low	High	Low
Fiscal 2008				
First Quarter	$ 9.44	$4.34	$ 9.49	$4.15
Second Quarter	6.26	3.97	5.51	3.84
Third Quarter	8.00	3.95	7.46	3.80
Fourth Quarter	6.35	4.46	6.14	3.99
Fiscal 2009				
First Quarter	$ 5.91	$2.42	$ 6.01	$2.24
Second Quarter	8.04	5.52	7.76	5.69
Third Quarter	11.63	7.57	10.70	7.31
Fourth Quarter	13.52	9.92	12.14	8.97

As of November 13, 2009, there were approximately 163 holders of record of our common stock, approximately 198 holders of record of our Class A nonvoting common stock and five holders of record of our Class B stock.

We have not paid any cash dividends on our common stock or our Class A common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock or our Class A common stock in the foreseeable future. In addition, our credit facility and senior subordinated notes restrict our ability to pay dividends. See Note 9 to our fiscal 2009 consolidated financial statements.

Stock Performance Graph

The following graph compares the percentage change of our cumulative total stockholder return on our Common Stock ("CENT") for the period from September 25, 2004 to September 26, 2009 with the cumulative total return of the NASDAQ Composite (U.S.) Index and the Dow Jones Non-Durable Household Products Index, a peer group index consisting of approximately 30 manufacturers and distributors of household products.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performance of our Common Stock.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
September 2009
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
9/25/2004
9/24/2005
9/30/2006
9/29/2007
9/27/2008
9/26/2009
CENTRAL GARDEN
NASDAQ Composite-Total Returns
Dow Jones US Nondurable Household Products

Total Return Analysis

	9/25/04	9/24/05	9/30/06	9/29/07	9/27/08	9/26/09
Central Garden & Pet Company	100.0	141.8	155.3	84.9	58.3	112.2
NASDAQ Composite	100.0	113.4	122.0	147.0	119.8	116.0
Dow Jones US Nondurable Household Products	100.0	106.2	119.9	138.3	138.3	121.0

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of any equity securities during the fourth quarter of the fiscal year ended September 26, 2009 and the dollar amount of authorized share repurchases, remaining under our stock repurchase program.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs(1)
June 28, 2009 – August 1, 2009	607(2)	$ 9.97	—	$66,288,000
August 2, 2009 – August 29, 2009	696,722(3)	12.36	692,699	57,727,000
August 30, 2009 – September 26, 2009	926,755	11.61	926,755	46,963,000
Total	1,624,084	$11.93	1,619,454	$46,963,000

(1) In December 2005, the Board of Directors authorized the repurchase of up to $100 million of Central's common stock. The program has no expiration date and expires when the amount authorized has been used or the Board withdraws its authorization. The repurchase of shares may be limited by certain financial covenants within our credit facility which restrict our ability to repurchase our stock.

(2) The 607 shares purchased during the period indicated represent withholding of a portion of shares to cover tax withholding obligations in connection with the vesting of restricted stock and the exercise of stock options.

(3) Includes 4,023 shares purchased during the period indicated representing withholding of a portion of shares to cover tax withholding obligations in connection with the vesting of restricted stock and the exercise of stock options.

During the fourth quarter of fiscal 2009, we repurchased approximately 1.6 million shares of our common stock for approximately $19.3 million.

Item 6. Selected Financial Data

The following selected statement of operations and balance sheet data as of and for the five fiscal years in the period ended September 26, 2009 has been derived from our audited consolidated financial statements. The financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto in "Item 8 – Financial Statements and Supplementary Data" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Fiscal Year Ended				
	September 24, 2005	September 30, 2006(6)	September 29, 2007	September 27, 2008	September 26, 2009
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Net sales (1)	$1,380,644	$1,621,531	$1,671,145	$1,705,386	$1,614,300
Cost of goods sold and occupancy	937,989	1,086,219	1,136,825	1,184,058	1,086,974
Gross profit	442,655	535,312	534,320	521,328	527,326
Selling, general and administrative expenses	342,526	398,510	434,903	415,978	401,340
Goodwill and other impairments (2)	—	—	—	429,764	—
Income (loss) from operations	100,129	136,802	99,417	(324,414)	125,986
Interest expense, net	(20,660)	(37,670)	(48,147)	(37,273)	(22,061)
Other income	4,576	3,083	2,402	2,116	52
Income (loss) before income taxes and minority interest	84,045	102,215	53,672	(359,571)	103,977
Income taxes (tax benefit)	30,258	35,791	19,999	(93,069)	36,368
Income (loss) before minority interest	53,787	66,424	33,673	(266,502)	67,609
Minority interest	—	890	1,369	833	1,661
Net income (loss)	$ 53,787	$ 65,534	$ 32,304	$ (267,335)	$ 65,948
Income (loss) per share (3):					
Basic	$ 0.86	$ 0.97	$ 0.46	$ (3.76)	$ 0.95
Diluted	$ 0.83	$ 0.95	$ 0.45	$ (3.76)	$ 0.94
Weighted average shares used in the computation of income (loss) per share (3) :					
Basic	62,439	67,833	70,824	71,117	69,499
Diluted (4)	64,578	69,054	72,050	71,117	70,264
Other Data:					
Depreciation and amortization	$ 19,600	$ 23,957	$ 30,717	$ 32,517	$ 29,155
Capital expenditures	$ 18,676	$ 47,589	$ 60,038	$ 22,349	$ 16,505
Cash from operating activities	$ 57,659	$ 95,166	$ 38,535	$ 115,028	$ 221,638
Cash used in investing activities	$ (65,808)	$ (427,721)	$ (92,460)	$ (15,406)	$ (20,542)
Cash from (used in) financing activities	$ 25,085	$ 332,239	$ 46,475	$ (93,935)	$ (142,011)
Ratio of earnings to fixed charges (5)	4.41	3.37	2.05	—	5.36

	September 24, 2005	September 30, 2006	September 29, 2007	September 27, 2008	September 26, 2009
Balance Sheet Data:					
Cash	$ 28,792	$ 28,406	$ 21,055	$ 26,929	$ 85,668
Working capital	343,460	427,398	470,216	450,704	427,243
Total assets	1,056,349	1,533,823	1,646,822	1,259,318	1,150,925
Total debt	323,064	568,449	610,523	523,147	408,085
Shareholders' equity	547,178	727,359	776,973	508,758	545,085

(1) Fiscal year 2006 included 53 weeks; fiscal years 2005, 2007, 2008 and 2009 included 52 weeks.

(2) During fiscal 2008, we recognized non-cash charges of $403 million related to goodwill impairments within our Pet Products and Garden Products segments and $27 million for impairments of long-lived assets in our Garden Products segment.

(3) All share and per share amounts have been retroactively adjusted to reflect the February 5, 2007 Class A Common stock dividend for all periods presented.

(4) The potential effects of stock awards are excluded from the diluted earnings per share calculation for the fiscal year ended September 27, 2008, because their inclusion in a net loss period would be anti-dilutive.

(5) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest and after eliminating undistributed earnings of equity method investees and before fixed charges. Fixed charges consist of interest expense incurred, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs. For the fiscal year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio for that fiscal year is not considered meaningful.

(6) We completed five acquisitions during fiscal 2006. The consolidated financial statements include the effects of these acquired businesses from the dates of acquisition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Form 10-K. This Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See "Forward-Looking Statements" and "Item 1A – Risk Factors."

Overview

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $31 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $15 billion. As of 2009, the total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6.2 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including Adams™, All-Glass Aquarium®, Altosid, Aqueon™, BioSpot®, Breeder's Choice®, Coralife®, Farnam®, Four Paws®, Interpet, Kaytee®, Kent Marine®, Nylabone®, Pet Select®, Pre Strike®, Oceanic Systems®, Super Pet®, TFH™, Zilla™ and Zodiac®.

Our lawn and garden products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including: AMDRO®, GKI/Bethlehem Lighting, Grant's, Ironite®, Lilly Miller®, Matthews Four Seasons™, New England Pottery®, Norcal Pottery®, Pennington®, Over'n Out®, Sevin®, Smart Seed™ and The Rebels®.

In fiscal 2009, our consolidated net sales were $1.6 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $781.1 million and our pet segment, or Pet Products, accounted for approximately $833.2 million. In fiscal 2009, our branded product sales were approximately $1.4 billion, or approximately 85% of total sales, sales of other manufacturers' products were approximately 15% of total sales, and our gross profit margins were 32.7%. In fiscal 2009, our income from operations was $126.0 million, of which Garden Products accounted for $68.9 million and Pet Products accounted for $102.2 million, before corporate expenses and eliminations of $45.1 million.

Background

We have transitioned our company to a leading marketer and producer of branded products from a traditional pet and lawn and garden supplies distributor. We made this transition because we recognized the opportunity to build a portfolio of leading brands and improve profitability by capitalizing on our knowledge of the pet and lawn and garden supplies sectors, strong relationships with retailers and nationwide sales and logistics network. Our goal was to diversify our business and improve operating margins by establishing a portfolio of leading brands. Since 1997, we have acquired numerous branded product companies and product lines, including: Wellmark and Four Paws in fiscal 1997; Kaytee Products, TFH and Pennington Seed in fiscal 1998; Norcal Pottery in fiscal 1999; AMDRO and All-Glass Aquarium in fiscal 2000; Lilly Miller in fiscal 2001;

Alaska Fish Fertilizer in fiscal 2002; Kent Marine, New England Pottery, Interpet, KRB Seed Company, (dba Budd's Seed), and Energy Savers Unlimited in fiscal 2004; Pets International and Gulfstream Home & Garden in fiscal 2005; Farnam, Breeder's Choice, Tech Pac, Ironite and Shirlo in fiscal 2006 and B2E Corporation, B2E Biotech LLC and DLF Trifolium Oregon (dba "ASP Research") in fiscal 2007.

Recent Developments

Fiscal 2009 Operating Performance Improvement. We showed improved performance in fiscal 2009 despite a challenging economic environment. We achieved our improved performance by maintaining a strict focus on our core operating objectives: reducing our investment in working capital, lowering expenses and improving gross margins.

Financial highlights include:

- Net sales for fiscal 2009 decreased $91 million, or 5.3%, to $1.6 billion.
- Net earnings for fiscal 2009 were $65.9 million, or $0.94 per share on a diluted basis.
- Gross margin increased 210 basis points in fiscal 2009 to 32.7%.
- Selling, general & administrative expenses decreased $15 million, or 3.5%, to $401 million in fiscal 2009.
- We generated cash flows for operating activities of approximately $222 million during fiscal 2009, an increase of $107 million as compared to fiscal 2008.
- We reduced our outstanding debt by $115 million.

Repurchase of Company Stock. During fiscal 2009, we repurchased 2.2 million shares of our voting common stock (CENT) at an aggregate cost of approximately $19.3 million, or approximately $8.68 per share and 2.1 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $17.8 million, or approximately $8.55 per share.

Fiscal 2008 Reported Earnings and Significant Items.

In fiscal 2008, we reported a net loss of $267.3 million, or a loss of $3.76 per diluted share. During fiscal 2008, we recognized several significant items, including the impairment of goodwill, other intangibles and certain other long-lived assets as well as items that benefited us, such as the sale of property and a legal settlement.

The following transactions are included as goodwill and other impairments in fiscal 2008:

- Due to the continuing challenging business conditions and the significant decline in our market capitalization during the first quarter of fiscal 2008, we concluded there was an indication of possible impairment of goodwill at that date. Based on our analysis and the sustained decline in our market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.
- We performed our annual goodwill impairment test as of June 29, 2008. Based on our analysis, we concluded there was an additional impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products.
- Additionally, an accrued liability of $1.8 million was reclassified against goodwill in the Pet Products segment when the related uncertainty was resolved.

- We also reviewed certain other long-lived assets, including intangibles and property, plant and equipment, for potential impairment. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from the use of an asset is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. In fiscal 2008, indicators of impairment were identified within the Garden Products segment related to the current operating losses of a business unit and certain trade names. Accordingly, we recognized a $27 million impairment charge, related to those assets.

The following transactions not in the ordinary course of business are included in selling, general and administrative expenses in fiscal 2008:

- In October 2007, we sold a facility for approximately $7.9 million in cash. In connection with the sale, we are leasing back the property from the purchaser for approximately two years. We are accounting for the leaseback as an operating lease. We recognized a gain of approximately $3.1 million in Pet Products and deferred approximately $1.5 million to be recognized ratably over the term of the lease.
- In December 2007, we sold a facility for approximately $5.1 million. Proceeds were comprised of cash of $1.3 million and a $3.8 million recourse note payable due in full in January 2009. We are leasing back the property from the purchaser and are accounting for the leaseback as an operating lease. We recognized a gain of approximately $4.6 million in Garden Products. In January 2009 and through September 26, 2009, we extended the terms of the note payable on a month-to-month basis and are continuing to lease the property on a month-to-month basis. Although we retain our rights under the terms of the recourse note, it now appears the ultimate repayment may be dependent on the buyer's sale of the facility. Accordingly, in fiscal 2009, we revised our accounting to reverse the previously recognized sale and associated gain for accounting purposes.
- In December 2007, we received approximately $5.0 million in cash related to the settlement of a legal dispute that is included in Corporate. Additionally, we sold the net assets of our live bird business for approximately $1.2 million in cash and recognized a loss of approximately $1.6 million in Pet Products.

Results of Operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

	Fiscal Year Ended		
	September 29, 2007	September 27, 2008	September 26, 2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold and occupancy	68.0	69.4	67.3
Gross profit	32.0	30.6	32.7
Selling, general and administrative	26.0	24.4	24.9
Goodwill and other impairments	—	25.2	—
Income (loss) from operations	6.0	(19.0)	7.8
Interest expense, net	(2.9)	(2.1)	(1.4)
Other income	0.1	0.1	—
Income (taxes) benefit	(1.2)	5.4	(2.2)
Minority interest	(0.1)	(0.1)	(0.1)
Net income (loss)	1.9%	(15.7)%	4.1%

Fiscal 2009 Compared to Fiscal 2008

Net Sales

Net sales for fiscal 2009 decreased $91.1 million, or 5.3%, to $1,614.3 million from $1,705.4 million in fiscal 2008. This was due to a $78.6 million, or 5.4%, decrease in our branded product sales and a $12.5 million, or 4.9%, decrease in the sales of other manufacturers' products. Branded product sales include products we manufacture under Central brand names and products we manufacture under third-party brands. Sales of our branded products represented 85% of our total sales in fiscal 2009.

The following table indicates each class of similar products which represented more than 10% of our consolidated net sales in the fiscal years presented (in millions).

Category	2009	2008	2007
Grass seed	$ 174.5	$ 206.3	$ 195.7
Bird feed	200.7	199.7	168.3
Garden chemicals and control products	270.5	247.6	257.4
Other garden supplies	211.8	232.6	221.5
Other pet supplies	756.8	819.2	828.2
Total	$1,614.3	$1,705.4	$1,671.1

Garden Products' sales for fiscal 2009 decreased $26.5 million, or 3.3%, to $781.1 million from $807.6 million in fiscal 2008. In fiscal 2009, garden branded product sales decreased $17.6 million and sales of other manufacturers' products decreased $8.9 million. The decline in branded product sales was due primarily to lower grass seed sales and Christmas lighting products, due to reduced consumer spending resulting from the economic slow-down and continued tightening of retailer inventory, partially offset by increased sales of garden chemical and controls.

Pet Products' sales for fiscal 2009 decreased $64.6 million, or 7.2%, to $833.2 million from $897.8 million in fiscal 2008. Pet branded product sales decreased $61.1 million and sales of other manufacturers' products decreased $3.6 million in fiscal 2009 as compared with fiscal 2008. The decline in branded product sales was due primarily to decreased sales of approximately $15.8 million of aquatic products, pet professional products of approximately $14 million and $8.5 million of bird and small animal products. These decreases were due primarily to continued softness in the consumer and professional product categories, continued tightening of inventory at retailers and SKU rationalization.

Gross Profit

Gross profit increased $6.0 million, from $521.3 million in fiscal 2008 to $527.3 million in fiscal 2009. Gross profit increased $31.0 million, or 15.4%, in Garden Products and decreased $25.0 million, or 7.8%, in Pet Products. Gross profit as a percentage of net sales increased from 30.6% in fiscal 2008 to 32.7% in fiscal 2009. Garden Products margin increased 480 basis points, due primarily to increased sales of higher margin garden control products and a combination of lower input costs and improved pricing for several of our product lines, which was partially offset by lower sales of higher margin active ingredient-based products in Pet Products.

Selling, General and Administrative

Selling, general and administrative expenses decreased $14.7 million, or 3.5%, from $416.0 million in fiscal 2008 to $401.3 million in fiscal 2009. As a percentage of net sales, selling, general and administrative expenses increased from 24.4% in fiscal 2008 to 24.9% in fiscal 2009. The change in selling, general and administrative expenses, discussed further below, was due primarily to decreased selling and delivery expenses.

Selling and delivery expense decreased by $20.1 million, or 9.0%, from $222.1 million in fiscal 2008 to $202.0 million in fiscal 2009. The decreased expense was due primarily to lower freight and fuel related costs and lower advertising and marketing costs. Selling and delivery expenses as a percentage of net sales decreased from 13.0% in fiscal 2008 to 12.5% in fiscal 2009.

Facilities expense decreased $4.0 million, or 26.3%, from $15.2 million for fiscal year 2008 to $11.2 million for fiscal year 2009 due primarily to cost savings from the consolidation of our west coast distribution facilities.

Warehouse and administrative expense increased $9.4 million, or 5.3%, from $178.7 million in fiscal 2008 to $188.1 million in fiscal 2009. The increase in fiscal 2009 was due to the absence in 2009 of gains of $11.1 million from the sale of assets and a legal settlement in fiscal 2008. Absent the net gains in fiscal 2008, there was a minor decrease in warehouse and administrative expense with lower employee related costs and lower facility equipment costs offset by increased third party service expense and a reversal of a previously recognized gain from a property sold in fiscal 2008.

Other Income

Other income decreased $2.0 million from $2.1 million in fiscal 2008 to $0.1 million in fiscal 2009. The decrease was due primarily to lower earnings from investments accounted for under the equity method investment of accounting, one of which is no longer accounted for under the equity method of accounting.

Interest Expense

Net interest expense decreased $15.2 million, or 40.8%, from $37.3 million in fiscal 2008 to $22.1 million in fiscal 2009. The decrease was due primarily to lower interest rates on our floating rate debt and decreased average borrowings. Average borrowings for fiscal 2009 were $489.5 million compared to $619.1 million in fiscal 2008. Working capital requirements decreased due primarily to lower inventory levels and more efficient collection of receivables. The average interest rates for fiscal 2009 and 2008 were 4.4% and 5.8%, respectively.

Income Taxes

Our effective income tax rate in fiscal 2009 was 35.0%, compared to a benefit of 25.8% in fiscal 2008. Our 2009 tax expense rate is lower than our statutory rate due primarily to added utilization of research and development tax credits and a decrease to state valuation allowances. The fiscal 2008 rate was lower than the statutory rate due primarily to the non-deductible portion of the non-cash goodwill impairment charge.

Fiscal 2008 Compared to Fiscal 2007

Net Sales

Net sales for fiscal 2008 increased $34.3 million, or 2.1%, to $1,705.4 million from $1,671.1 million in fiscal 2007. This was due to a $47.1 million, or 3.4%, increase in our branded product sales partially offset by a $12.8 million decrease in the sales of other manufacturers' products. Branded product sales include products we manufacture under Central brand names and products we manufacture under third-party brands. Incremental net sales in fiscal 2008 related to acquisitions were $5 million, and incremental net sales related to organic sales growth were $29 million. Sales of our own branded products represented 85% of our total net sales in fiscal 2008.

Garden Products' sales for fiscal 2008 increased $29.7 million, or 3.8%, to $807.6 million from $777.9 million in fiscal 2007. In fiscal 2008, garden branded product sales increased $46.9 million, partially offset by a $17.2 million decrease in the sales of other manufacturers' products. In both fiscal 2008 and 2007, Garden Products' net sales were negatively impacted due primarily to unfavorable weather conditions in many parts of the United States. In fiscal 2008, moderating drought conditions in the Southeast, combined with the launch of our new Smart Seed line of grass seed, resulted in improved grass seed sales. Additionally, we benefited from increased wild bird feed sales due to price increases, and higher sales of Christmas lighting products. These improvements were partially offset by decreased garden chemicals and controls sales.

Pet Products' sales for fiscal 2008 increased $4.6 million, or 0.5%, to $897.8 million from $893.2 million in fiscal 2007. Pet branded product sales increased $0.2 million in fiscal 2008 and sales of other manufacturers' products increased $4.4 million in fiscal 2008 as compared with fiscal 2007. Increased sales of approximately $32 million in the dog and cat, small animal and bird feed categories were partially offset by decreased sales in our aquatics business of approximately $20 million and in our equine business of approximately $6 million. The increase in bird feed sales was due to price increases, which more than offset decreased sales volume.

Gross Profit

Gross profit decreased $13.0 million, or 2.4%, from $534.3 million in fiscal 2007 to $521.3 million in fiscal 2008. Gross profit decreased $4.2 million in Pet Products and $8.8 million in Garden Products. Gross profit as a percentage of net sales decreased to 30.6% in fiscal 2008 from 32% in fiscal 2007 due primarily to rising costs. Our aquatics product margins continued to decline due to weak tank sales, and the cost of grains used in our wild bird feed operations continued to increase. Rising costs also negatively impacted our pottery and garden chemicals and controls margins.

Selling, General and Administrative

Selling, general and administrative expenses decreased $18.9 million, or 4.4%, from $434.9 million in fiscal 2007 to $416.0 million in fiscal 2008. As a percentage of net sales, selling, general and administrative expenses decreased from 26.0% during fiscal 2007 to 24.4% during fiscal 2008. The decrease in selling, general and administrative expenses is discussed below.

Selling and delivery expenses decreased by $6.4 million, or 2.8%, from $228.5 million in fiscal 2007 to $222.1 million in fiscal 2008. As a percentage of net sales, selling and delivery expense decreased to 13.0% from 13.7% of net sales due primarily to lower advertising and promotional costs and cost control measures partially offset by increased fuel costs.

Facilities expense was flat at $15.2 million in fiscal 2008 and 2007.

Warehouse and administrative expenses decreased $12.5 million, or 6.5% , from $191.2 million in fiscal 2007 to $178.7 million in fiscal 2008. Garden Products decreased $2.6 million, Pet Products decreased $7.3 million and Corporate decreased $2.6 million. The decrease was due to net gains of $6.1 million from the sale of two buildings and the net assets of our live bird business in the first quarter of fiscal 2008, a legal settlement of $5.0 million and reduced third party provider costs from an emphasis on cost-cutting measures.

Goodwill and other impairments

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in our market capitalization, we concluded there was an indication of possible impairment. Based on our analysis and the sustained decline in market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.

We performed our annual goodwill impairment test as of June 29, 2008. Based on our analysis, we concluded there was an impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products. Additionally, an accrued liability of $1.8 million was reclassified against goodwill in Pet Products when the related uncertainty was resolved.

In addition, we reviewed certain long-lived assets for potential impairment. As a result of this analysis, we concluded that there was an additional impairment of long-lived assets of $27 million, primarily comprised of property, plant and equipment.

Other Income

Other income decreased $0.3 million from $2.4 million in fiscal 2007 to $2.1 million in fiscal 2008. The decrease was due primarily to foreign currency exchange losses partially offset by increased earnings from investments accounted for under the equity method of accounting.

Interest Expense

Net interest expense decreased $10.8 million, or 22.5%, from $48.1 million in fiscal 2007 to $37.3 million in fiscal 2008. The decrease was due primarily to lower interest rates on our floating rate debt. Average borrowings for fiscal 2008 were $619.1 million compared to $633.1 million in fiscal 2007. The average interest rates for fiscal 2008 and 2007 were 5.8% and 7.5%, respectively.

Income Taxes

Our effective tax rate in fiscal 2008 was a benefit of 25.8% compared with a provision of 38.2% in fiscal 2007. The fiscal 2008 effective tax rate was lower due primarily to the non-deductibility of $112 million of goodwill impairment charges in the first quarter of fiscal 2008. In fiscal 2007, the difference between the combined statutory rate of 38.3% and the effective tax rate was due primarily to the utilization of state and federal credits and the impact of non-U.S. tax rates at our U.K. based subsidiary.

Inflation

The results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation, we believe that the effects of inflation, if any, on our operations were not material in fiscal 2009.

Weather and Seasonality

Historically, our sales of lawn and garden products have been influenced by weather and climate conditions in the different markets we serve. Additionally, our Garden Products' business has historically been highly seasonal. In fiscal 2009, approximately 66% of Garden Products' net sales and 59% of our total net sales occurred in the second and third fiscal quarters. Substantially all of Garden Products' operating income is typically generated in this period, which has historically offset the operating loss incurred during the first fiscal quarter of the year.

Liquidity and Capital Resources

We have financed our growth through a combination of bank borrowings, supplier credit, internally generated funds and sales of equity and debt securities to the public.

Historically, our business has been seasonal and our working capital requirements and capital resources tracked closely to this seasonal pattern. During the first fiscal quarter, accounts receivable reach their lowest level while inventory, accounts payable and short-term borrowings begin to increase. During the second fiscal quarter, receivables, accounts payable and short-term borrowings increase, reflecting the build-up of inventory and related payables in anticipation of the peak lawn and garden selling season. During the third fiscal quarter, inventory levels remain relatively constant while accounts receivable peak and short-term borrowings start to decline as cash collections are received during the peak selling season. During the fourth fiscal quarter, inventory levels are at their lowest, and accounts receivable and payables are substantially reduced through conversion of receivables to cash.

We service two broad markets: pet supplies and lawn and garden supplies. Our pet supplies businesses involve products that have a year round selling cycle with a slight degree of seasonality. As a result, it is not necessary to maintain large quantities of inventory to meet peak demands. On the other hand, our lawn and garden businesses are highly seasonal with approximately 66% of Garden Products' net sales occurring during the second and third fiscal quarters. For many manufacturers of garden products, this seasonality requires them to ship large quantities of their product well ahead of the peak consumer buying periods. To encourage distributors to stock large quantities of inventory, industry practice has been for manufacturers to give extended credit terms and/or promotional discounts.

Cash provided by operating activities increased $106.6 million from $115.0 million in fiscal 2008 to $221.6 million in fiscal 2009. The increase was due to our strong operating performance as well as better working capital management, primarily due to the reduction of inventory levels and more efficient collection of receivables.

Net cash used in investing activities increased $5.1 million from approximately $15.4 million in fiscal 2008 to approximately $20.5 million in fiscal 2009. The increase was due primarily to the absence in 2009 of $12.1 million of proceeds from the sales of facilities in fiscal 2008, partially offset by lower capital spending in fiscal 2009.

Net cash used in financing activities increased $48.1 million from $93.9 million in fiscal 2008 to $142.0 million in fiscal 2009. The increase was due primarily to the use of additional operating cash flow generated in fiscal 2009, which enabled us to reduce our reliance on our revolving line of credit and pay down the balance. Additionally, during fiscal 2009, we repurchased 2.2 million shares of our voting common stock (CENT) at an aggregate cost of approximately $19.3 million and 2.1 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $17.8 million.

As of September 26, 2009, we have $650 million in senior secured credit facilities, consisting of a $350 million revolving credit facility maturing in February 2011 and a $300 million term loan maturing in September 2012. Interest on the revolving credit facility is based, at our option, on a rate equal to prime plus a margin, which fluctuates from 0% to 0.375%, or LIBOR plus a margin, which fluctuates from 0.75% to 1.50%, determined quarterly based on our consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of September 26, 2009, the applicable interest rate on the revolving credit facility related to base rate borrowings was 3.38%, and the applicable interest rate related to LIBOR rate borrowings was 1.77%. Interest on the term loan is based, at our option, on a rate equal to LIBOR plus a margin, which fluctuates from 1.50% to 1.75 %, or the prime rate plus a margin, which fluctuates from 0.50% to 0.75. As of September 26, 2009, the applicable interest rate on the term loan related to base rate borrowings was 3.75%, and the applicable rate related to LIBOR rate borrowings was 1.77%. The term loan is payable in quarterly installments of $750,000 with the balance payable in September 2012.

These facilities are secured by substantially all of our assets and contain certain financial covenants which require us to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict our ability to repurchase our stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities. Under the terms of our senior secured credit facilities, we may make restricted payments, including cash dividends, in an aggregate amount not to exceed $75,000,000 over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.00 to 1.00, the maximum restricted payment amount will be increased to $100,000,000 over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

We were in compliance with all financial covenants as of September 26, 2009. There was no outstanding balance at September 26, 2009 under the $350 million revolving credit facility. There were $16.4 million of outstanding letters of credit. After giving effect to the financial covenants in the credit agreement, the remaining potential borrowing capacity was $256.3 million. Additionally, as of September 26, 2009, we had cash and cash equivalents of $85.7 million.

Our credit facility contains mandatory prepayment provisions when the Company has excess cash flow. Accordingly, in December 2008, we repaid approximately $21.6 million of the term loan as required by this provision. As of September 26, 2009, the total outstanding balance of our term loan was $268.6 million.

We also have outstanding $150 million of 9-1/8% senior subordinated notes due 2013. In October 2003, we entered into a $75 million pay-floating interest rate swap effectively converting half of its $150 million fixed rate 9-1/8 % senior subordinated notes to a floating rate of LIBOR + 4.04%. In February 2009, the swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, we received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures in February 2013.

In connection with the 2006 purchase by a wholly-owned subsidiary of an additional 60% equity interest in Tech Pac L.L.C., we deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. In March 2009, a net amount of $4.8 million in cash was paid in performance-based payments, which we recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, we became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of the senior subordinated notes. The senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against our outstanding senior subordinated notes balance as of September 26, 2009. The senior subordinated notes continue to be held in the escrow and have not been retired.

We expect that our principal sources of funds will be cash generated from our operations and, if necessary, borrowings under our $350 million revolving credit facility. During the current economic downturn, some companies have experienced difficulties in drawing on lines of credit, issuing debt and raising capital. Based on our anticipated cash needs, availability under our revolving credit facility and the scheduled maturity of our debt, we believe that, notwithstanding these adverse market conditions, our sources of liquidity should be adequate to meet our working capital, capital spending and other cash needs for at least the next 12 months. However, we cannot assure you that these sources will continue to provide us with sufficient liquidity and, should we require it, that we will be able to obtain financing on terms satisfactory to us, or at all.

During fiscal 2009, we repurchased 2.2 million shares of our common stock for an aggregate price of approximately $19.3 million and 2.1 million shares of our Class A common stock for an aggregate price of approximately $17.8 million. Our Board of Directors has authorized the repurchase of up to a total of $100 million of our common stock, of which approximately $53.0 million have been repurchased to date. We expect to continue our repurchases from time to time depending on market conditions and subject to the ability to effect repurchases under our credit facility.

At September 26, 2009, our total debt outstanding was $408.1 million versus $523.1 million at September 27, 2008.

The table below presents our significant contractual cash obligations by fiscal year:

Contractual Obligations	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Thereafter	Total
				(in millions)			
Long-term debt, including current maturities (1)	$ 3.3	$ 3.1	$262.6	$137.2	$ —	$ —	$406.2
Interest payment obligations (2)	19.0	18.9	18.9	5.7		—	62.5
Operating leases	23.4	15.5	9.2	6.6	4.1	8.8	67.6
Purchase commitments (3)	72.2	39.1	30.3	20.3	14.8	10.3	187.0
Performance-based payments (4)	—	—	—	—	—	—	—
Total	$117.9	$76.6	$321.0	$169.8	$18.9	$19.1	$723.3

(1) Excludes $16.4 million of outstanding letters of credit related to normal business transactions. See Note 9 to the consolidated financial statements for further discussion of long-term debt.
(2) Estimated interest payments to be made on our long-term debt. Interest rates used to determine interest payments on variable rate debt are based on our estimates of future interest rates as of the end of fiscal 2009. See Note 9 to the consolidated financial statements for description of interest rate terms.
(3) Contracts for purchases of grains, grass seed and pet food ingredients, used primarily to mitigate risk associated with increases in market prices and commodity availability.
(4) Possible performance-based payments associated with prior acquisitions of businesses are not included in the above table, because they are based on future performance of the businesses acquired, which is not yet known. Performance-based payments in fiscal 2009 were approximately $6.5 million, approximately $4.0 million in fiscal 2008, and approximately $0.5 million in fiscal 2007. Performance-based periods extend through 2014.

We adopted provisions of Accounting Standards Codification (ASC) 740, "Income Taxes," on the first day of fiscal 2008, which resulted in a $0.5 million increase to our liability for uncertain tax position. The increase was recorded as a cumulative effect adjustment to retained earnings. As of September 26, 2009, we had unrecognized tax benefits of $0.9 million and accrued interest and penalties of $0.1 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

We believe that cash flows from operating activities, funds available under our revolving credit facility, and arrangements with suppliers will be adequate to fund our presently anticipated working capital requirements for the foreseeable future. We anticipate that our capital expenditures will not exceed $30 million for the next 12 months, which is related primarily to replacements and upgrades to plant and equipment and investment in our implementation of a scalable enterprise-wide information technology platform. We are investing in this information technology platform to improve existing operations, to support future growth and enable us to take advantage of new applications and technologies. We have invested approximately $42 million from fiscal 2005 through fiscal 2009 in this initiative and plan to invest up to an additional $5 million in fiscal 2010 for planned implementations. Capital expenditures for 2011 and beyond will depend upon the pace of conversion of those remaining legacy systems. This initiative, when complete, will combine our numerous information systems into one enterprise system and create a common business model and common data, which should create greater efficiency and effectiveness.

As part of our growth strategy, we have acquired a number of companies in the past, and we anticipate that we will continue to evaluate potential acquisition candidates in the future. If one or more potential acquisition opportunities, including those that would be material, become available in the near future, we may require additional external capital. In addition, such acquisitions would subject us to the general risks associated with acquiring companies, particularly if the acquisitions are relatively large.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us.

Recent Accounting Pronouncements

Accounting Standards Codification

Effective July 1, 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became the single official source of authoritative, nongovernmental generally accepted accounting principles ("GAAP") in the United States. The historical GAAP hierarchy was eliminated, and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. Our accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to our consolidated financial statements and this Form 10-K have been changed to refer to the appropriate section of ASC.

Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures," provides a consistent definition of fair value that focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-level hierarchy for fair value measurements. On September 28, 2008, we adopted the applicable sections of ASC 820 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. At that time, we elected to defer adoption of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On September 27, 2009, we will adopt the sections of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 28, 2008 did not have a material impact on our consolidated financial statements.

On June 27, 2009, we adopted ASC 820-10-65-4, "Fair Value Measurements and Disclosures." This section provides additional guidance for estimating fair value when an asset or liability experiences a significant decrease in volume and activity in relation to their normal market activity. Additionally, this section provides guidance on identifying circumstances that may indicate if a transaction is not orderly. Retrospective application of this section to a prior interim or annual reporting period was not permitted. The adoption of this section did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value." ASU 2009-05 amends ASC 820, "Fair Value Measurements," by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU became effective for us on September 27, 2009 and is not expected to have a significant impact on the measurement of our liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

Financial Instruments

On June 27, 2009, we adopted ASC 825-10-65-1, "Financial Instruments." This section requires disclosures about the fair value of financial instruments for interim reporting periods and annual financial statements. This section does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The adoption of this section did not have a material impact on our consolidated financial statements. Refer to Financial Note 3, "Financial Instruments," for further discussion.

Debt and Equity Securities

On June 27, 2009, we adopted ASC 320-10-65-1, "Investments – Debt and Equity Securities." This section of the Codification revises guidance for determining how and when to recognize other-than-temporary impairments of debt securities for which changes in fair value are not regularly recognized in earnings and the financial statement presentation of such impairments. This section also expands and increases the frequency of disclosures related to other-than-temporary impairments of both debt and equity securities. Upon adoption, this section did not have a material impact on our consolidated financial statements.

Subsequent Events

On June 27, 2009, we adopted ASC 855-10, "Subsequent Events." This ASC establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this ASC requires us to evaluate all subsequent events that occur after the balance sheet date through the date and time our financial statements are issued.

Disclosures about Derivative Instruments and Hedging Activities

On September 27, 2009, we adopted provisions of ASC 815, "Derivatives and Hedging," which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. We do not anticipate the adoption of the provisions of this ASC to have a material impact on our consolidated financial statements.

Business Combinations

On September 27, 2009, we adopted the applicable sections of ASC 805, "Business Combinations." ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, "Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, we adopted the applicable sections of ASC 805, "Business Combinations," that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, "Contingencies," if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

Noncontrolling Interests in Consolidated Financial Statements

On September 27, 2009, we adopted ASC 810-10-65-1, "Consolidation." This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption will impact the presentation format of our consolidated statements of operations and consolidated balance sheets, but will not have an impact on net earnings or equity attributable our shareholders.

Intangible Assets

On September 27, 2009, we adopted the applicable sections of ASC 275, "Risks and Uncertainties," and ASC 350, "Intangibles – Goodwill and Other," that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

Share-Based Payment Transactions

On September 27, 2009, we adopted the applicable sections of ASC 260-10, "Earnings Per Share," that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. We do not anticipate the adoption of these applicable sections to have a material impact on our consolidated financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 166, "Accounting for Transfers of Financial Assets." SFAS No. 166 is a revision to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and amends the guidance on accounting for transfers of financial assets, including securitization transactions, where entities have continued exposure to risks related to transferred financial assets. SFAS No. 166 also expands the disclosure requirements for such transactions. SFAS No. 166 is currently not included in the Codification. This standard will become effective for us on September 26, 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

Variable Interest Entities

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." SFAS No. 167 is a revision to FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," and amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This statement will become effective for us on September 26, 2010. SFAS No. 167 is currently not included in the Codification. We are currently evaluating the impact of this standard on our consolidated financial statements.

Critical Accounting Policies, Estimates and Judgments

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts and related disclosures in the consolidated financial statements. Estimates and assumptions are required for, but are not limited to, accounts receivable and inventory realizable values, fixed asset lives, long-lived asset valuation and impairments, intangible asset lives, stock-based compensation, deferred and current income taxes, self-insurance accruals and the impact of contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

Although not all inclusive, we believe that the following represent the more critical accounting policies, which are subject to estimates and assumptions used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We record an allowance for credit losses and disputed balances associated with our customers' failure to make required payments. We estimate our allowance based on both specific identification, historical experience, customer concentrations, customer credit-worthiness and current economic trends. Generally, we require no collateral from our customers. If the financial condition of our customers were to deteriorate, we were not able to demonstrate the validity of amounts due or if future default rates on trade receivables in general differ from those currently anticipated, additional allowances may be required, which would effect earnings in the period the adjustments are made. For more information, see Note 6 to our consolidated financial statements.

Inventory

Inventory, which primarily consists of lawn and garden products and pet supplies finished goods, is stated at the lower of first-in first-out ("FIFO") cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory, costs to unload, process and put away shipments received to prepare them to be picked for orders, and certain overhead costs. We compute the amount of such costs capitalized to inventory based on an estimate of costs related to the procurement and processing of inventory to prepare it for sale compared to total product purchases. When necessary, we have reduced the carrying value of our inventory if market conditions indicate that we will not recover the carrying cost upon sale. Future adverse changes in market conditions related to our products could result in an additional charge to income in the period in which such conditions occur.

Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. Goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment.

We test goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of our four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, we recognize such impairment. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to our total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting units is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2007 annual testing date (July 1, 2007) were: (a) expected cash flow for the period from 2008 to 2013; and (b) a discount rate of 9%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based upon the results of our July 1, 2007 analysis, no impairment of goodwill was indicated.

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in our market capitalization, we concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for our increased level of financial risk and the increased risk associated with our future operations. Based on our updated analysis and the sustained decline in market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.

We performed our fiscal 2008 annual goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with our future operations and credit profile. Based on our analysis, we concluded there was an additional impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products.

We performed our fiscal 2009 annual goodwill impairment test as of June 27, 2009. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2009 annual testing date were: (a) expected cash flow for the period from 2010 to 2015; and (b) a discount rate of 10%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based on our analysis, we concluded there was no impairment of goodwill.

As of June 27, 2009, June 29, 2008 and December 29, 2007, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment, if any, would not have changed. As of June 27, 2009, June 29, 2008 and December 29, 2007, if the discount rate applied in our analysis had been 100 basis points higher than estimated, the resulting goodwill impairment, if any, would not have changed.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

We may need to reevaluate our goodwill impairment analysis in future quarters.

Long-Lived Assets

We review our long-lived assets, including amortizable intangibles and property, plant and equipment, for potential impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, or annually for indefinite-lived intangibles. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from use of the asset are less than its carrying amount. An impairment loss would be recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The fair value of the assets are estimated using the discounted future cash flows of the assets based upon a rate commensurate with the risk. Our estimate of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and costs. Estimating the fair value further requires selecting the discount rate and other factors affecting the valuation of asset fair values, and is based upon our experience, knowledge and third-party data. We record asset impairment charges when the carrying value of an asset is in excess of its fair value. In fiscal 2009, we tested our indefinite-lived intangible assets and no impairment was indicated. In fiscal 2008, we recognized a $27.0 million impairment charge in Garden Products related to under-performing assets, including certain trademarks. Should market conditions or the assumptions used by us in determining the fair value of assets change, or management change plans regarding the future usage of certain assets, additional charges to operations may be required in the period in which such conditions occur.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes result primarily from bad debt allowances, inventory and goodwill write-downs, depreciation and nondeductible reserves. We establish a valuation allowance for deferred tax assets when management believes it is more likely than not a deferred tax asset will not be realized. As of fiscal 2009 and 2008, we had valuation allowances related to various state net deferred tax assets of $6.8 million and $10.9 million, respectively. United States income taxes have not been provided on undistributed earnings (approximately $2.6 million at September 26, 2009) of our foreign subsidiary since all such earnings are considered indefinitely reinvested overseas. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is approximately $0.3 million.

We adopted the provisions of ASC 740, "Income Taxes" on September 30, 2007, the first day of fiscal 2008, as required. This guidance changes the accounting for uncertainty in income taxes by creating a new framework for how companies should recognize, measure, present, and disclose uncertain tax positions in their financial statements. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The standard also provides guidance on the reversal of previously recognized tax positions, balance sheet classifications, accounting for interest and penalties associated with tax positions, and income tax disclosures. We recognized a $0.5 million increase to its liabilities for uncertain tax positions and a cumulative effect adjustment to decrease retained earnings as of the adoption date.

Accruals for Self-Insurance

We maintain insurance for certain risks, including workers' compensation, general liability and vehicle liability, and are self-insured for employee related health care benefits. Our workers' compensation, general liability and vehicle liability insurance policies include deductibles of $250,000 to $350,000 per occurrence, with a separate vehicle liability deductible of $50,000 for physical damage. We maintain excess loss insurance that covers any health care costs in excess of $200,000 per person per year. We maintain a self-insurance reserve for losses, determined with assistance from a third-party actuary, based on claims filed and actuarial estimates of the ultimate loss amount inherent in the claims, including losses for claims incurred but not reported. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insurance liabilities. However, any differences in estimates and assumptions could result in accrual requirements materially different from the calculated accruals.

Acquisitions

In connection with businesses we acquire, management must determine the fair values of assets acquired and liabilities assumed. Considerable judgment and estimates are required to determine such amounts, particularly as they relate to identifiable intangible assets, and the applicable useful lives related thereto. Under different assumptions, the resulting valuations could be materially different, which could materially impact the operating results we report.

Commitments and Contingencies

We are a party to certain legal proceedings considered routine to normal operations. In the opinion of management, the ultimate resolution of all such matters will not have a material adverse effect on operating results, financial condition or cash flows in the future.

Our contractual commitments are presented in Liquidity and Capital Resources.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks, which include changes in U.S. interest rates and commodity prices and, to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk. The interest payable on our credit facilities is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on our variable rate debt had changed by 10% compared to actual rates, interest expense would have increased or decreased by approximately $1.1 million in fiscal 2009. In addition, we have investments consisting of cash equivalents and short-term investments in marketable debt securities, which are also affected by changes in market interest rates.

Commodity Prices. We are exposed to fluctuations in market prices for grains, grass seed and pet food ingredients. To mitigate risk associated with increases in market prices and commodity availability, we enter into contracts for purchases, primarily to ensure commodity availability to us in the future. As of September 26, 2009, we had entered into fixed purchase commitments for commodities totaling approximately $187 million. A 10% change in the market price for these commodities would have resulted in an additional pretax gain or loss of $18.7 million related to the contracts outstanding as of September 26, 2009.

Foreign Currency Risks. Our market risk associated with foreign currency rates is not considered to be material. To date, we have had minimal sales outside of the United States. Purchases made by our U.S. subsidiaries from foreign vendors are primarily made in U.S. dollars. Our international subsidiary transacts most of its business in British pounds. Therefore, we have only minimal exposure to foreign currency exchange risk. We do not hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial to our current business.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Central Garden & Pet Company

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Central Garden & Pet Company's management, under the supervision of Central's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act). Management evaluated the effectiveness of Central's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

Based on evaluation of the criteria set forth by COSO in *Internal Control – Integrated Framework,* management concluded that our internal control over financial reporting was effective as of September 26, 2009.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued a report on our internal control over financial reporting, which appears on page 47 of this Form 10-K.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become ineffective because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Central Garden & Pet Company:

We have audited the accompanying consolidated balance sheets of Central Garden & Pet Company and subsidiaries (the "Company") as of September 26, 2009 and September 27, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 26, 2009. We also have audited the Company's internal control over financial reporting as of September 26, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Garden & Pet Company and subsidiaries as of September 26, 2009 and September 27, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 26, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 26, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, on September 30, 2007, the Company adopted FASB ASC 740 "Income Taxes."

/s/ Deloitte & Touche LLP

San Francisco, California
November 20, 2009

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED BALANCE SHEETS

	September 26, 2009	September 27, 2008
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 85,668	$ 26,929
Accounts receivable, net	206,565	260,639
Inventories	284,834	349,499
Prepaid expenses, deferred income taxes and other	44,425	34,686
Total current assets	621,492	671,753
Land, buildings, improvements and equipment:		
Land	8,925	9,141
Buildings and improvements	95,711	93,014
Transportation equipment	3,734	4,139
Machinery and warehouse equipment	142,051	138,889
Office furniture and equipment	87,160	82,847
Total	337,581	328,030
Less accumulated depreciation and amortization	(172,847)	(154,017)
Land, buildings, improvements and equipment – net	164,734	174,013
Goodwill	207,749	201,499
Other intangible assets, net	103,366	107,404
Other assets	53,584	104,649
Total	$1,150,925	$1,259,318
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 108,836	$ 133,364
Accrued expenses	82,143	84,345
Current portion of long-term debt	3,270	3,340
Total current liabilities	194,249	221,049
Long-term debt	404,815	519,807
Deferred income taxes and other long-term obligations	4,526	7,037
Minority interest	2,250	2,667
Commitments and contingencies		
Shareholders' equity:		
Common stock	188	210
Class A common stock	475	485
Class B stock	16	16
Additional paid-in capital	531,300	555,310
Retained earnings (accumulated deficit)	12,044	(50,463)
Accumulated other comprehensive income	1,062	3,200
Total shareholders' equity	545,085	508,758
Total	$1,150,925	$1,259,318

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
	(in thousands, except per share amounts)		
Net sales	$1,614,300	$1,705,386	$1,671,145
Cost of goods sold and occupancy	1,086,974	1,184,058	1,136,825
Gross profit	527,326	521,328	534,320
Selling, general and administrative expenses	401,340	415,978	434,903
Goodwill and other impairments	—	429,764	—
Income (loss) from operations	125,986	(324,414)	99,417
Interest expense	(22,710)	(38,326)	(49,685)
Interest income	649	1,053	1,538
Other income	52	2,116	2,402
Income (loss) before income taxes and minority interest	103,977	(359,571)	53,672
Income taxes (tax benefit)	36,368	(93,069)	19,999
Minority interest	1,661	833	1,369
Net income (loss)	$ 65,948	$ (267,335)	$ 32,304
Net income (loss) per share:			
Basic	$ 0.95	$ (3.76)	$ 0.46
Diluted	$ 0.94	$ (3.76)	$ 0.45
Weighted average shares used in the computation of net income (loss) per share:			
Basic	69,499	71,117	70,824
Diluted	70,264	71,117	72,050

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

	Common Stock		Class A Common Stock		Class B Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total	Comprehensive Income
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, September 30, 2006	22,008,431	$218	47,321,386	$473	1,652,262	$16	$540,131	$ 185,031	$ 1,490	$ 727,359	
Stock-based compensation							4,985			4,985	
Tax benefit from exercise of stock options							1,977			1,977	
Conversion of preferred stock into common stock	64,803	1	129,606	1			2,248			2,250	
Issuance of common stock	224,751	2	409,611	4			4,387			4,393	
Comprehensive income											
Net change in foreign currency translation									3,705	3,705	$ 3,705
Net income								32,304		32,304	32,304
Total comprehensive income											$ 36,009
Balance, September 29, 2007	22,297,985	221	47,860,603	478	1,652,262	16	553,728	217,335	5,195	776,973	
Stock-based compensation							5,977			5,977	
Tax benefit from exercise of stock options							68			68	
Issuance of common stock			606,396	7			1,425			1,432	
Repurchase of common stock	(1,289,601)	(11)					(5,888)			(5,899)	
Cumulative effect of adoption of ASC 740, "Income Taxes"								(463)		(463)	
Comprehensive income											
Net change in foreign currency translation									(1,995)	(1,995)	$ (1,995)
Net loss								(267,335)		(267,335)	(267,335)
Total comprehensive loss											$(269,330)
Balance, September 27, 2008	21,008,384	210	48,466,999	485	1,652,262	16	555,310	(50,463)	3,200	508,758	
Stock-based compensation							4,567			4,567	
Tax deficiency on exercise of stock options, net of tax benefit							(664)			(664)	
Restricted share activity	(42,592)	(1)	736,970	7			3,594			3,600	
Issuance of common stock	34,504	1	414,838	4			2,134			2,139	
Repurchase of common stock	(2,223,141)	(22)	(2,085,853)	(21)			(33,641)	(3,441)		(37,125)	
Comprehensive income											
Net change in foreign currency translation									(2,138)	(2,138)	$ (2,138)
Net income								65,948		65,948	65,948
Total comprehensive income											$ 63,810
Balance, September 26, 2009	18,777,155	$188	47,532,954	$475	1,652,262	$16	$531,300	$ 12,044	$ 1,062	$ 545,085	

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 65,948	$(267,335)	$ 32,304
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	29,155	32,517	30,717
Stock-based compensation	10,646	13,422	4,985
Excess tax benefits from stock-based awards	(542)	(68)	(1,977)
Minority interest	1,661	833	1,369
Deferred income taxes	25,713	(109,717)	16,606
Reversal of property sale gain	4,700	—	—
(Gain) loss on sale of a business, property and equipment	(805)	(6,028)	124
Goodwill and other impairments	—	429,764	—
Proceeds from interest rate swap termination, net of amounts reclassified into earnings	1,901	—	—
Changes in assets and liabilities (excluding businesses acquired):			
Receivables	50,046	(13,223)	(7,757)
Inventories	62,886	29,832	(51,525)
Prepaid expenses and other assets	672	8,397	5,681
Accounts payable	(24,517)	(3,980)	13,212
Accrued expenses	(3,315)	(435)	(4,253)
Other long-term obligations	(2,511)	1,049	(951)
Net cash provided by operating activities	221,638	115,028	38,535
Cash flows from investing activities:			
Additions to property	(16,505)	(22,349)	(60,038)
Businesses acquired, net of cash acquired	(6,549)	(5,010)	(34,004)
Proceeds from business, property and equipment sales	2,512	12,053	—
Collection of notes	—	—	3,340
Issuance of note	—	—	(2,025)
Restricted investments	—	(100)	267
Net cash used in investing activities	(20,542)	(15,406)	(92,460)
Cash flows from financing activities:			
Repayments on revolving line of credit	(551,000)	(804,000)	(967,000)
Borrowings on revolving line of credit	473,000	718,000	1,012,000
Repayments of long-term debt	(25,001)	(2,611)	(2,964)
Proceeds from issuance of common stock	479	1,432	4,393
Excess tax benefits from stock-based awards	542	68	1,977
Repurchase of common stock, including shares surrendered for tax withholding	(37,821)	(5,899)	—
Redemption of preferred stock	—	(750)	—
Distribution to minority interest	(2,082)	—	(800)
Payment of financing costs	(128)	(175)	(1,131)
Net cash (used in) provided by financing activities	(142,011)	(93,935)	46,475
Effect of exchange rate changes on cash and equivalents	(346)	187	99
Net increase (decrease) in cash and cash equivalents	58,739	5,874	(7,351)
Cash and cash equivalents at beginning of year	26,929	21,055	28,406
Cash and cash equivalents at end of year	$ 85,668	$ 26,929	$ 21,055
Supplemental information:			
Cash paid for interest	$ 22,876	$ 39,818	$ 50,085
Cash paid for income taxes – net of refunds	18,168	9,511	3,958
Non-cash investing activities:			
Liabilities assumed in connection with acquisitions	—	1,505	3
Capital expenditures incurred but not paid	1,248	1,126	2,483
Note receivable from sale of property	—	3,850	—
Non-cash financing activities:			
Conversion of preferred stock to common stock	—	—	2,250
Offset of subordinated notes with escrow	12,825	—	—
Restricted share stock bonus	6,222	—	—

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended September 26, 2009,
September 27, 2008 and September 29, 2007

1. Organization and Significant Accounting Policies

Organization – Central Garden & Pet Company ("Central"), a Delaware corporation, and subsidiaries (the "Company"), is a leading marketer and producer of quality branded products for the pet and lawn and garden supplies markets.

Basis of Consolidation and Presentation – The consolidated financial statements include the accounts of Central and all majority-owned subsidiaries. Minority interests in consolidated entities are recognized for the share of assets, liabilities and operating results not owned by Central. All intercompany balances and transactions have been eliminated.

On January 3, 2007, the Company announced a stock dividend in the form of two shares of the Company's Class A common stock for each outstanding share of the Company's common stock and Class B stock to stockholders of record as of January 14, 2007. On February 5, 2007, the Company distributed the related Class A shares to the stockholders. All share and per share amounts in this Form 10-K have been retroactively adjusted to reflect the stock dividend for all periods presented.

Minority Interest – Minority interest in the Company's consolidated financial statements represents the 20% interest not owned by Central in a consolidated subsidiary. Since the Company controls this subsidiary, its financial statements are fully consolidated with those of the Company, and the minority owner's 20% share of the subsidiary's net assets and results of operations is reported as minority interest.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including realization of accounts receivable and inventory and valuation of goodwill. Actual results could differ from those estimates.

Revenue Recognition – Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Discounts, volume-based rebate incentives and most cooperative advertising amounts are recorded as a reduction of sales. The Company's current practice on product returns is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been mis-shipped or the product is defective. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment. Sales also include shipping and handling costs billed directly to customers. The amount billed to customers for shipping and handling costs included in net sales for the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007 was $1.1 million, $1.7 million and $3.4 million, respectively.

Cost of goods sold and occupancy consists of cost of product, inbound freight charges, purchasing and receiving costs, certain indirect purchasing, merchandise handling and storage costs, internal transfer costs as well as allocations of overhead costs, including depreciation, related to the Company's facilities. Cost of goods sold excludes substantially all shipping and handling and out-bound freight costs to customers, which are included in selling, general and administrative expenses as delivery expenses. The cost of shipping and handling, including internal costs and payments to third parties, included in delivery expenses within selling, general and administrative expenses for the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007 was $51.7 million, $62.7 million and $64.0 million, respectively. Amounts billed to customers for shipping and handling costs are included in net sales.

Advertising Costs – The Company expenses the costs of advertising as incurred. Advertising expenses were $31.4 million, $35.7 million and $35.7 million in fiscal 2009, 2008 and 2007, respectively.

401(k) Plans – The Company sponsors several 401(k) plans which cover substantially all employees. The Company's matching contributions expensed under these plans were $2,040,000, $1,563,000 and $1,529,000 for fiscal years 2009, 2008 and 2007, respectively. In fiscal 2009 and fiscal 2008, the Company's matching contributions made in the Company's Class A common stock resulted in the issuance of approximately 300,000 and 190,000 shares, respectively.

Other income consists principally of earnings from equity method investments and foreign exchange gains and losses.

Income taxes are accounted for under the asset and liability method. Deferred income taxes result primarily from bad debt allowances, inventory and goodwill write-downs, amortization and nondeductible reserves. The Company establishes a valuation allowance for deferred tax assets when management believes it is more likely than not a deferred tax asset will not be realized. As of fiscal 2009 and 2008, the Company had valuation allowances related to various state net deferred tax assets of $6.8 million and $10.9 million, respectively. United States income taxes have not been provided on undistributed earnings (approximately $2.6 million at September 26, 2009) of the Company's foreign subsidiary since all such earnings are considered indefinitely reinvested overseas. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is approximately $0.3 million.

The Company adopted the provisions of ASC 740, "Income Taxes" on September 30, 2007, the first day of fiscal 2008, as required. This guidance changes the accounting for uncertainty in income taxes by creating a new framework for how companies should recognize, measure, present, and disclose uncertain tax positions in their financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The standard also provides guidance on the reversal of previously recognized tax positions, balance sheet classifications, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company recognized a $0.5 million increase to its liabilities for uncertain tax positions and a cumulative effect adjustment to decrease retained earnings as of the adoption date. See Note 11, "Income Taxes" for additional information.

Cash and cash equivalents include all highly liquid debt instruments with a maturity of three months or less at the date of purchase.

Inventories, which primarily consist of garden products and pet supplies finished goods, are stated at the lower of FIFO cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory, costs to unload, process and put away shipments received in order to prepare them to be picked for orders, and certain other overhead costs. The amount of such costs capitalized to inventory is computed based on an estimate of costs related to the procurement and processing of inventory to prepare it for sale compared to total product purchases.

Long-Lived Assets – The Company reviews its long-lived assets, including amortizable intangible assets, property, plant and equipment, for potential impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, or annually for indefinite-lived intangibles. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from the use of the asset are less than its carrying amount. An impairment loss would be recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company has recorded asset impairment charges when the carrying value of an asset was in excess of its fair value. In fiscal 2009, the Company tested its indefinite-lived intangible assets and no impairment was indicated. In the fourth quarter of fiscal 2008, the Company recognized a $27.0 million impairment charge in the Company's Garden Products segment related to under-performing assets. Should market conditions or the assumptions used by the Company in determining the fair value of assets change, or management changes plans regarding the future use of certain assets, additional charges to operations may be required in the period in which such conditions occur.

Land, buildings, improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over thirty years for buildings. Improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the terms of the related leases. Depreciation on equipment and capitalized software is computed by the straight-line and accelerated methods over the estimated useful lives of 3 to 10 years.

In October 2007, the Company sold a facility for approximately $7.9 million in cash. In connection with the sale, the Company is leasing back the property from the purchaser for a period of approximately two years. The Company is accounting for the leaseback as an operating lease. The Company recognized a gain of approximately $3.1 million in the Pet Products segment in the quarter ended December 29, 2007 and deferred approximately $1.5 million to be recognized ratably over the term of the lease.

In December 2007, the Company sold a facility for approximately $5.1 million and entered into a leaseback of the property from the purchaser for a period of approximately eight months. The Company is accounting for the leaseback as an operating lease. The Company received cash of $1.3 million and a $3.8 million interest bearing recourse note. The Company recognized a gain of approximately $4.6 million from this sale in the Garden Products segment in fiscal 2008. The note was due in full in January 2009. In January 2009 and through September 26, 2009, the Company extended the terms of the note payable on a month-to-month basis and is continuing to lease the property on a month-to-month basis. Although the Company retains its rights under the terms of the recourse note, it now appears the ultimate repayment may be dependent on the buyer's sale of the facility. Accordingly, in fiscal 2009, the Company revised its accounting to reverse the previously recognized sale and associated gain for accounting purposes.

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. Goodwill is not subject to amortization but must be evaluated for impairment annually. The Company tests for goodwill impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See Note 7 – Goodwill.

Restricted Assets – In connection with the purchase of an additional 60% of equity interest in Tech Pac LLC. in March 2006, the Company deposited approximately $15.5 million into an account for possible contingent performance-based payments. In fiscal 2009, a net amount of $4.8 million in cash was paid in performance based payments which the Company recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, the Company became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of the senior subordinated notes. Under the requirements of ASC

860, "Transfers and Servicing," the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against our senior subordinated notes balance as of September 26, 2009. The senior subordinated notes continue to be held in escrow and have not been retired. The balance of the escrow account was included in Other assets as of September 27, 2008.

Investments – The Company owns membership interests (from 33% to 49%) in two unconsolidated companies. The Company accounts for its interest in these entities using the equity method. Equity income of $0.1 million in fiscal 2009, $2.7 million in fiscal 2008 and $1.9 million in fiscal 2007 is included in other income in the consolidated statements of operations. The Company's investment in these entities was $6.4 million at September 26, 2009 and $6.1 million at September 27, 2008. During fiscal 2008, the Company determined that the goodwill for one of these investments was impaired as a result of its annual impairment analysis. Accordingly, the Company recorded a non-cash charge of approximately $1.0 million in fiscal 2008. On a combined basis, the assets, liabilities, revenues and expenses of these entities are not significant.

Accruals For Insurance – The Company maintains insurance for certain risks, including workers' compensation, general liability and vehicle liability, and is self-insured for employee related health care benefits. The Company's workers' compensation, general liability and vehicle liability insurance policies include deductibles of $250,000 to $350,000 per occurrence. The Company maintains excess loss insurance that covers any health care costs in excess of $200,000 per person per year. The Company establishes reserves for losses based on its claims experience and actuarial estimates of the ultimate loss amount inherent in the claims, including claims incurred but not yet reported. Costs are recognized in the period the claim is incurred, and the financial statement accruals include an estimate of claims incurred but not yet reported.

Fair Value of Financial Instruments – At September 26, 2009 and September 27, 2008, the carrying amount of cash and cash equivalents, accounts receivable and payable, short term borrowings and accrued liabilities approximates fair value because of the short term nature of these instruments. The estimated fair value of the Company's senior subordinated notes is based on quoted market prices for these instruments. The estimated fair value of the Company's term loan has been determined using inputs that were derived from available market information. See Note 3 for further information regarding the fair value of the Company's financial instruments.

Derivative Financial Instruments – The Company reports all derivative financial instruments on the balance sheet at fair value. Changes in fair value are recognized in earnings, or are deferred, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting a change in the underlying exposure. The Company does not enter into derivatives for trading or speculative purposes.

In October 2003, the Company entered into a $75 million pay-floating interest rate swap effectively converting 50% of its $150 million fixed rate 9-1/8% senior subordinated notes to a floating rate of LIBOR + 4.04%. When it was entered into, the swap was designated as a hedge of the underlying specific interest rate exposure on the senior subordinated debt. The differential paid or received on the swap is recognized in interest expense over the life of the swap, thereby adjusting the effective interest rate on the underlying obligation. The unrealized gain was approximately $1.2 million in fiscal year 2008, and the unrealized loss was approximately $0.5 million in fiscal year 2007, with corresponding adjustments made to the fair value of the related debt.

In February 2009, the Company's $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures February 2013.

Stock-Based Compensation – Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is expensed ratably over the service period of the award. Total compensation costs recognized under all share-based arrangements in fiscal 2009 was $10.6 million ($6.9 million after tax), fiscal 2008 was $13.4 million ($8.5 million after tax) and in fiscal 2007 was $5.0 million ($3.1 million after tax). See Note 12 for further information.

Total Comprehensive Income – Total comprehensive income consists of two components: net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded directly as an element of shareholders' equity, but are excluded from net income. Other comprehensive income is comprised of currency translation adjustments relating to the Company's foreign subsidiary whose functional currency is not the U.S. dollar. Deferred taxes are not provided on translation gains and losses, because the Company expects earnings of its foreign subsidiary to be permanently reinvested.

Recent Accounting Pronouncements – Effective July 1, 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became the single official source of authoritative, nongovernmental generally accepted accounting principles ("GAAP") in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. The Company's accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the consolidated financial statements have been changed to refer to the appropriate section of ASC.

ASC 820, "Fair Value Measurements and Disclosures," provides a consistent definition of fair value that focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-level hierarchy for fair value measurements. On September 28, 2008, the Company adopted the applicable sections of ASC 820 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. At that time, the Company elected to defer adoption of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On September 27, 2009, the Company adopted the sections of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 28, 2008 did not have a material impact on the Company's consolidated financial statements.

On June 27, 2009, the Company adopted ASC 320-10-65-1, "Investments – Debt and Equity Securities." This section of the Codification revises guidance for determining how and when to recognize other-than-temporary impairments of debt securities for which changes in fair value are not regularly recognized in earnings and the financial statement presentation of such impairments. This section also expands and increases the frequency of disclosures related to other-than-temporary impairments of both debt and equity securities. Upon adoption, this section did not have a material impact on the Company's consolidated financial statements.

On June 27, 2009, the Company adopted ASC 820-10-65-4, "Fair Value Measurements and Disclosures." This section provides additional guidance for estimating fair value when an asset or liability experiences a significant decrease in volume and activity in relation to their normal market activity. Additionally, this section provides guidance on identifying circumstances that may indicate if a transaction is not orderly. Retrospective application of this section to a prior interim or annual reporting period was not permitted. The adoption of this section did not have a material impact on the Company's consolidated financial statements.

On June 27, 2009, the Company adopted ASC 825-10-65-1, "Financial Instruments." This section requires disclosures about the fair value of financial instruments for interim reporting periods and annual financial statements. This section does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The adoption of this section did not have a material impact on the Company's consolidated financial statements. See to Financial Note 3, "Financial Instruments," for further discussion.

On June 27, 2009, the Company adopted ASC 855-10, "Subsequent Events." This ASC establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this ASC requires the Company to evaluate all subsequent events that occur after the balance sheet date through the date and time the Company's financial statements are issued. Subsequent events were evaluated through November 20, 2009, the date the financial statements were issued.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, "Business Combinations." ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, "Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, "Business Combinations," that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, "Contingencies," if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted ASC 810-10-65-1, "Consolidation." This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption will impact the presentation format of the Company's consolidated statements of operations and consolidated balance sheets, but will not have an impact on net earnings or equity attributable to the Company's shareholders.

On September 27, 2009, the Company adopted provisions of ASC 815, "Derivatives and Hedging," which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company does not anticipate the adoption of the provisions of this ASC to have a material impact on its consolidated financial statements.

On September 27, 2009, the Company adopted the applicable sections of ASC 275, "Risks and Uncertainties," and ASC 350, "Intangibles – Goodwill and Other," that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

On September 27, 2009, the Company adopted the applicable sections of ASC 260-10, "Earnings Per Share," that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. The Company does not anticipate the adoption of these applicable sections to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 166, "Accounting for Transfers of Financial Assets." SFAS No. 166 is a revision to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and amends the guidance on accounting for transfers of financial assets, including securitization transactions, where entities have continued exposure to risks related to transferred financial assets. SFAS No. 166 also expands the disclosure requirements for such transactions. SFAS No. 166 is currently not included in the Codification. This standard will become effective for the Company on September 26, 2010. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." SFAS No. 167 is a revision to FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," and amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This statement will become effective for the Company on September 26, 2010. SFAS No. 167 is currently not included in the Codification. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value." ASU 2009-05 amends ASC 820, "Fair Value Measurements," by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU will become effective for the Company on September 27, 2009 and is not expected to have a significant impact on the measurement of its liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

2. Fair Value Measurements

Effective September 28, 2008, the Company adopted expanded disclosure requirements for financial assets and liabilities measured at fair value on a recurring basis. Financial assets and liabilities are categorized based on the inputs used to calculate their fair values as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability, which reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In February 2009, the Company's $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. Prior to its termination, the swap was measured under Level 2 inputs in the fair value hierarchy. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures February 2013.

3. Financial Instruments

Effective March 29, 2009, the Company adopted expanded disclosure requirements regarding the fair value of financial instruments in interim as well as annual financial statements.

The Company's financial instruments include cash and equivalents, accounts receivable and payable, short-term borrowings, and accrued liabilities. The carrying amount of these instruments approximates fair value because of their short-term nature.

The estimated fair value of the Company's senior subordinated notes as of September 26, 2009 and September 27, 2008 is $138.5 million and $123.0 million, respectively, compared to a carrying value of $139.1 million and $150.0 million, respectively. The estimated fair value is based on quoted market prices for these instruments.

The estimated fair value of the Company's term loan, including current portion, as of September 26, 2009 and September 27, 2008 is $249.8 million and $281.5 million, respectively, compared to a carrying value of $268.6 million and $293.2 million, respectively. The estimated fair value has been determined using inputs that were derived from available market information and may not be representative of actual values that could have been or will be realized in the future.

4. Acquisitions

Fiscal 2009

The Company made no acquisitions during fiscal 2009. Contingent performance payments of $6.5 million were paid for acquisitions made in prior years which were recorded as goodwill in fiscal 2009.

Fiscal 2008

In October 2007, the Company acquired the remaining 51% interest in Matson L.L.C. ("Matson") for approximately $5.1 million. The Company previously acquired its 49% interest in Matson in July 2003, and accounted for the investment under the equity method. Matson is engaged primarily in the formulation and manufacture of controls for garden use. The purchase price exceeded the fair value of net tangible and identified intangible assets acquired by approximately $3.8 million, which was recorded as goodwill.

Fiscal 2007

In September 2007, the Company acquired B2E Corporation for approximately $13.9 million of which approximately $3.5 million was deposited into an escrow account for possible contingent performance-based payments over the next four years. B2E develops and markets pest control products for horn flies, mosquitoes, and mushroom pests. The purchase price exceeded the fair value of net tangible and identified intangible assets acquired by approximately $6.3 million, which was recorded as goodwill.

5. Concentration of Credit Risk and Significant Customers and Suppliers

Customer Concentration – Approximately 46% of the Company's net sales for fiscal year 2009, and 41% for fiscal years 2008 and 2007, were derived from sales to the Company's top five customers. The Company's largest customer accounted for approximately 18% of the Company's net sales in fiscal 2009, and 17% in fiscal years 2008 and 2007. The Company's second largest customer accounted for approximately 11% of the Company's net sales in fiscal 2009 and approximately 8% in fiscal years 2008 and 2007. The Company's third largest customer accounted for approximately 7%, 6% and 6% of the Company's net sales in each of the fiscal years 2009, 2008 and 2007, respectively. The loss of, or significant adverse change in, the relationship between the Company and any of these three customers could have a material adverse effect on the Company's business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company's inability to collect accounts receivable from any major customer could also have a material adverse impact on the Company's business and financial results. As of September 26, 2009 and September 27, 2008 accounts receivable from the Company's top five customers comprised 44% and 40% of the Company's total accounts receivable, including 13% and 10% from the Company's largest customer, respectively.

Supplier Concentration – While the Company purchases products from many different manufacturers and suppliers, approximately 8%, 6% and 7% of the Company's cost of goods sold in fiscal years 2009, 2008 and 2007, respectively, were derived from products purchased from the Company's five largest suppliers.

6. Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are summarized below (in thousands):

Description	Balances at Beginning of Period	Charged to Costs and Expenses	Asset Write-Offs, Less Recoveries	Balances at End of Period
Fiscal year ended September 29, 2007	$12,798	$9,807	$(8,802)	$13,803
Fiscal year ended September 27, 2008	13,803	6,381	(5,003)	15,181
Fiscal year ended September 26, 2009	15,181	6,730	(3,897)	18,014

7. Goodwill

Changes in the carrying amount of goodwill for the fiscal years ended September 26, 2009 and September 27, 2008 are as follows (in thousands):

	Garden Products Segment	Pet Products Segment	Total
Balance as of September 29, 2007	$ 195,043	$ 403,715	$ 598,758
Additions (reductions)	10,831	(5,630)	5,201
Currency translation	—	(608)	(608)
Impairments (1)	(205,874)	(195,978)	(401,852)
Balance as of September 27, 2008	—	$ 201,499	$ 201,499
Additions	4,799	1,451	6,250
Balance as of September 26, 2009	$ 4,799	$ 202,950	$ 207,749

(1) Total goodwill impaired during fiscal year 2008 was approximately $403 million. Approximately $1 million related to an equity method investment recorded in Other assets. (See Note 1 – Organization and Significant Accounting Policies.)

Additions or reductions to goodwill include acquisitions, purchase price adjustments and reclassifications of amounts upon finalization of purchase accounting. Substantially all goodwill is expected to be fully deductible for income tax purposes.

The Company tests goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of the Company's four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, the Company recognizes such impairment. The Company's goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to the Company's total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of the Company's reporting units is based on the Company's projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The Company bases its fair value estimates on assumptions the Company believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

Key assumptions used to determine the fair value of each reporting unit as of the Company's fiscal 2007 annual testing date (July 1, 2007) were: (a) expected cash flow for the period from 2008 to 2013; and (b) a discount rate of 9%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based upon the results of the Company's July 1, 2007 analysis, no impairment of goodwill was indicated.

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in the Company's market capitalization, the Company concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for the Company's increased level of financial risk and the increased risk associated with the Company's future operations. Based on the Company's updated analysis and the sustained decline in market capitalization, the Company concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to the Company's Garden Products segment and $198 million relating to the Company's Pet Products segment.

The Company performed its annual fiscal 2008 goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of the Company's fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with the Company's future operations and credit profile. Based on the Company's analysis, it was concluded there was an impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in the Company's Garden Products segment. Additionally, an accrued liability of $1.8 million was applied against goodwill in the Pet Products segment when the related uncertainty was resolved.

The Company performed its fiscal 2009 annual goodwill impairment test as of June 27, 2009. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2009 annual testing date were: (a) expected cash flow for the period from 2010 to 2015; and (b) a discount rate of 10%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based on the Company's analysis, it concluded there was no impairment of goodwill.

As of June 27, 2009, June 29, 2008 and December 29, 2007, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment, if any, would not have changed. As of June 27, 2009, June 29, 2008 and December 29, 2007, if the discount rate applied in our analysis had been 100 basis points higher than estimated, the resulting goodwill impairment, if any, would not have changed.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

The Company will need to assess goodwill for further impairment in the future if indicators are present.

8. Other Intangible Assets

The following table summarizes the components of gross and net acquired intangible assets:

	Gross	Accumulated Amortization	Impairment	Net Carrying Value
		(in millions)		
September 26, 2009				
Marketing-related intangible assets – amortizable	$ 10.5	$ (3.6)	$—	$ 6.9
Marketing-related intangible assets – nonamortizable	61.4	—	(4.9)	56.5
Total	71.9	(3.6)	(4.9)	63.4
Customer-related intangible assets – amortizable	41.6	(8.7)	—	32.9
Customer-related intangible assets – nonamortizable	—	—	—	—
Total	41.6	(8.7)	—	32.9
Other acquired intangible assets – amortizable	9.2	(2.1)	—	7.1
Other acquired intangible assets – nonamortizable	1.2	—	(1.2)	—
Total	10.4	(2.1)	(1.2)	7.1
Total other intangible assets	$123.9	$(14.4)	$(6.1)	$103.4
September 27, 2008				
Marketing-related intangible assets – amortizable	$ 10.5	$ (2.7)	$—	$ 7.8
Marketing-related intangible assets – nonamortizable	61.4	—	(4.9)	56.5
Total	71.9	(2.7)	(4.9)	64.3
Customer-related intangible assets – amortizable	41.6	(6.4)	—	35.2
Customer-related intangible assets – nonamortizable	—	—	—	—
Total	41.6	(6.4)	—	35.2
Other acquired intangible assets – amortizable	9.2	(1.3)	—	7.9
Other acquired intangible assets – nonamortizable	1.2	—	(1.2)	—
Total	10.4	(1.3)	(1.2)	7.9
Total other intangible assets	$123.9	$(10.4)	$(6.1)	$107.4

Other intangible assets acquired include contract-based and technology-based intangible assets.

Certain adjustments to intangible assets were made during fiscal 2008 upon finalization of purchase accounting.

The Company evaluates long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company evaluates indefinite-lived intangible assets on an annual basis and no impairment of its indefinite-lived intangible assets was indicated during its fiscal 2009 review. Other factors indicating the carrying value of our amortizable intangible assets may not be recoverable were not present during fiscal 2009, and accordingly, no impairment charges were recognized during fiscal 2009. In fiscal 2008, indicators of impairment were identified within the Garden Products segment related to current operating losses in certain operations. Accordingly, the Company recognized a $6.1 million impairment charge related to certain trade names.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 25 years; over weighted average lives of 13 years for marketing-related intangibles, 22 years for customer-related intangibles and nine years for other acquired intangibles. Amortization expense for intangibles subject to amortization for fiscal 2009 was approximately $4.0 million and is classified within operating expenses in the Consolidated Statements of Operations. Estimated annual amortization expense related to acquired intangible assets in each of the succeeding five years is estimated to be approximately $4 million per year from fiscal 2010 through fiscal 2014.

9. Long-Term Debt

As of September 26, 2009, the Company has $650 million in senior secured credit facilities, consisting of a $350 million revolving credit facility maturing in February 2011 and a $300 million term loan maturing in September 2012. Interest on the revolving credit facility is based, at the Company's option, on a rate equal to prime plus a margin, which fluctuates from 0% to 0.375%, or LIBOR plus a margin, which fluctuates from 0.75% to 1.50%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of September 26, 2009, the applicable interest rate on the revolving credit facility related to base rate borrowings was 3.38%, and the applicable interest rate related to LIBOR rate borrowings was 1.77%. Interest on the term loan is based, at the Company's option, on a rate equal to LIBOR plus a margin, which fluctuates from 1.50% to 1.75 %, or the prime rate plus a margin, which fluctuates from 0.50% to 0.75. As of September 26, 2009, the applicable interest rate on the term loan related to base rate borrowings was 3.75%, and the applicable rate related to LIBOR rate borrowings was 1.77%. The term loan is payable in quarterly installments of $750,000 with the balance payable in September 2012. As of September 26, 2009, $268.6 million of the term loan was outstanding.

These facilities are secured by substantially all of the Company's assets and contain certain financial covenants which require the Company to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict the Company's ability to repurchase its stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities. Under the terms of the Company's senior secured credit facilities, it may make restricted payments, including cash dividends, in an aggregate amount not to exceed $75,000,000 over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.00 to 1.00, the maximum restricted payment amount will be increased to $100,000,000 over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

The Company was in compliance with all financial covenants as of September 26, 2009. There was no outstanding balance at September 26, 2009 under the $350 million revolving credit facility. There were $16.4 million of outstanding letters of credit. After giving effect to the financial covenants in the credit agreement, the remaining potential borrowing capacity was $256.3 million.

The Company's credit facility contains mandatory prepayment provisions when it has excess cash flow, as defined in the credit agreement, during the fiscal year. Accordingly, in December of 2008, the Company repaid approximately $21.6 million of the term loan per this provision.

The Company also has outstanding $150 million of 9-1/8% senior subordinated notes due 2013. In October 2003, the Company entered into a $75 million pay-floating interest rate swap effectively converting half of its $150 million fixed rate 9-1/8 % senior subordinated notes to a floating rate of LIBOR + 4.04%. In February 2009, the swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures in February 2013.

In connection with the 2006 purchase by a wholly-owned subsidiary of an additional 60% equity interest in Tech Pac L.L.C., the Company deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. In March 2009, a net amount of $4.8 million in cash was paid in performance-based payments, which the Company recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, the Company became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of the senior subordinated notes. Under the requirements of ASC 860, "Transfers and Servicing," the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against the Company's outstanding senior subordinated notes balance as of September 26, 2009. The senior subordinated notes continue to be held in the escrow and have not been retired.

Long-term debt consists of the following:

	September 26, 2009	September 27, 2008
	(in thousands)	
Senior subordinated notes, interest at 9-1/8% payable semi-annually, principal due February 2013	$137,175	$150,000
Term loan, interest at LIBOR + 1.50% or the prime rate plus 0.50%, quarterly principal payments of $750,000 remaining balance due September 2012	268,602	293,250
Revolving credit facility, interest at prime plus 0% to 0.25% or LIBOR + 0.75% to 1.375%, final maturity February 2011	—	78,000
Pay- floating interest rate swap	—	1,236
Unamortized deferred gain on pay-floating interest rate swap termination, maturing February 2013	1,901	—
Other notes payable	407	661
Total	408,085	523,147
Less current portion	(3,270)	(3,340)
Long-term portion	$404,815	$519,807

The scheduled principal repayments on long-term debt as of September 26, 2009 are as follows:

	(in thousands)
Fiscal year:	
2010	$ 3,270
2011	3,080
2012	262,628
2013	137,193
2014	13
Thereafter	—
Total	$406,184

10. Commitments and Contingencies

Commitments

Purchase commitments – Production and purchase agreements (primarily for grass seed and grains) entered into in the ordinary course of business obligate the Company to make future purchases based on estimated yields. The terms of these contracts vary and have fixed prices or quantities. At September 26, 2009, estimated annual purchase commitments were $72.2 million for fiscal 2010, $39.1 million for fiscal 2011, $30.3 million for fiscal 2012, $20.3 million for fiscal 2013 and $14.8 million for fiscal 2014.

Leases – The Company has operating lease agreements principally for office and warehouse facilities and equipment. Such leases have remaining terms of 1 to 11 years. Rental expense was $29.1 million for fiscal year 2009, $30.2 million for fiscal year 2008 and $28.1 million for fiscal year 2007.

Certain facility leases have renewal options and include escalation clauses. Minimum lease payments include scheduled rent increases pursuant to these escalation provisions.

Aggregate minimum annual payments on non-cancelable operating leases at September 26, 2009 are as follows:

	(in thousands)
Fiscal year:	
2010	$23,403
2011	15,503
2012	9,235
2013	6,600
2014	4,095
Thereafter	8,770
Total	$67,606

Contingencies

On February 11, 2008, Central Garden & Pet Company and two of its affiliates were named as defendants in an action filed in United States District Court in the Western District of Texas in a matter entitled *Perfect Birds LLC v. Kaytee Products, Inc., Pets International, Ltd. and Central Garden & Pet Co.*, No. W08CA042 (W.D. Texas – Waco Division). This matter was settled in September 2009 and did not have a material impact on our financial position or results of operations.

We may from time to time become involved in certain legal proceedings in the ordinary course of business. Currently, we are not a party to any legal proceedings that management believes would have a material adverse effect on our financial position or results of operations.

11. Income Taxes

The provision for income tax expense (benefit) consists of the following:

	Fiscal Year Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
		(in thousands)	
Current:			
Federal	$ 9,887	$ 13,340	$ 2,142
State	2,082	2,973	1,386
Foreign	(82)	(176)	(135)
Total	11,887	16,137	3,393
Deferred:			
Federal	21,584	(101,586)	16,263
State	3,157	(7,401)	338
Foreign	(260)	(219)	5
Total	24,481	(109,206)	16,606
Total	$36,368	$ (93,069)	$19,999

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
Statutory federal income tax rate (benefit)	35.0%	(35.0)%	35.0%
State income taxes, net of federal benefit	4.4	(1.5)	3.0
Permanent differences – goodwill impairment	—	10.9	—
Other permanent differences	(1.0)	(0.1)	0.1
Adjustment of prior year accruals	—	(0.1)	0.1
Uncertain tax positions	(0.9)	—	—
Credits	(2.3)	—	—
Other	(0.2)	—	—
Effective income tax rate (benefit)	35.0%	(25.8)%	38.2%

Deferred income taxes reflect the impact of "temporary differences" between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	September 26, 2009		September 27, 2008	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in thousands)			
Current:				
Allowance for doubtful accounts	$ 6,679	$ —	$ 5,793	$ —
Inventory write-downs	8,764	—	9,292	—
Prepaid expenses	886	—	—	528
Nondeductible reserves	1,794	—	1,035	—
State taxes	—	157	—	379
Other	11,157	—	11,464	—
Valuation allowance	—	—	(701)	—
Total	29,280	157	26,883	907
Noncurrent:				
Depreciation and amortization	24,686	—	59,442	—
Equity income	—	932	—	3,567
State net operating loss carryforward	4,165	—	5,232	—
Stock based compensation	5,043	—	5,149	—
Other	5,854	—	4,767	—
Valuation allowance	(6,837)	—	(10,184)	—
Total	32,911	932	64,406	3,567
Total	$62,191	$1,089	$ 91,289	$4,474

The Company's state tax net operating losses of $74.5 million expire at various times between 2009 and 2029. In evaluating the Company's ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including past operating results, future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against any deferred tax assets. The Company has determined there will be insufficient future separate state taxable income for the separate parent company to absorb its separate company state deferred tax assets. Therefore, valuation allowances of $6.8 million and $10.9 million (net of federal impact) at September 26, 2009 and September 27, 2008, respectively, have been provided to reduce state deferred tax assets to amounts considered recoverable. The Company also has state income tax credits of $4.3 million. $1.9 million of these credits expire at various times beginning in 2010 through 2027. Credits of $2.4 million do not expire.

As of September 26, 2009, unrecognized income tax benefits totaled approximately $0.9 million. Of that amount, approximately $0.8 million represents the amount of unrecognized tax benefits that would, if recognized, impact the Company's effective income tax rate.

The Company classifies uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. The Company also recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of September 26, 2009 and September 27, 2008, the total balance of accrued interest and penalties related to uncertain tax positions was $0.1 million and $0.6 million, respectively.

The following table, which excludes interest and penalties, summarizes the activity related to the Company's unrecognized tax benefits for fiscal years ended September 27, 2008 and September 26, 2009 (in thousands):

Balance as of September 29,2007 (date of adoption)	$1,574
Decreases related to prior year tax positions	(191)
Decreases related to expiration of statute of limitations	(25)
Balance as of September 27, 2008	1,358
Increases related to prior year tax positions	806
Increases related to current year tax positions	125
Decreases related to prior year tax positions	(505)
Settlements	(854)
Balance as of September 26, 2009	$ 930

The Company is principally subject to taxation by the United States and various states within the United States. The Company's tax filings in major jurisdictions are open to examination by tax authorities by the Internal Revenue Service from 2005 forward and in various state taxing authorities generally from 2004 forward.

Management believes that an adequate provision has been made for possible adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issue addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its income tax provision in the period such resolution occurs. The closure of audits is highly uncertain; however, the Company believes it is reasonably possible that $0.3 million of its unrecognized tax benefits may be settled in the next twelve months.

12. Stock-Based Compensation

In February 2003, the Company adopted the 2003 Omnibus Equity Incentive Plan (the "2003 Plan") which provides for the grant of options and restricted stock to key employees, directors and consultants of the Company up to an aggregate of 2.5 million shares of common stock of the Company. The 2003 Plan is administered by the Compensation Committee of the Board of Directors, which is comprised only of independent directors, and which must approve individual awards to be granted, vesting and exercise of share conditions. The 2003 Plan replaced the 1993 Omnibus Equity Incentive Plan (the "1993 Plan") which, through January 2003, provided for the grant of options to key employees and consultants of the Company for the purchase of up to an aggregate of 4.8 million shares of common stock of the Company. Upon adoption of the 2003 plan, the Company terminated the 1993 Plan, subject to the remaining outstanding option grants. In February 2005, the Company's shareholders approved an amendment to the 2003 Plan to increase the number of shares authorized for issuance there under by 3.3 million shares, resulting in a total of 5.8 million shares authorized for issuance under the 2003 Plan.

In connection with a dividend payable in the form of two shares of the Class A Common Stock for each outstanding share of Common Stock and Class B Common Stock on February 5, 2007, the 2003 Plan was amended to include 9,734,982 shares of Class A Common Stock authorized for issuance. In February 2009, the Company's shareholders approved an increase in the number of shares authorized for issuance under the 2003 Plan by an additional 5,000,000 shares of Class A Common Stock and to authorize for issuance 500,000 shares of Preferred Stock. As a result of these amendments, there is a total of 5,800,000 shares of Common Stock, 14,734,982 shares of Class A Common Stock and 500,000 shares of Preferred Stock authorized under the 2003 Plan. If and when the Company issues any shares of Preferred Stock under the 2003 Plan, it will reduce the amount of Class A Common Stock available for future issuance in an amount equal to the number of shares of Class A Common Stock that are issuable upon conversion of such Preferred Stock. As of September 26, 2009, there were 2,289,875 shares of Common Stock, 8,233,500 shares of Class A Common Stock and no shares of Preferred Stock reserved for outstanding equity awards, and there were 2,688,777 shares of Common Stock, 5,626,097 shares of Class A Common Stock and 500,000 shares of Preferred Stock remaining for future awards.

The Company has a Nonemployee Director Stock Option Plan (the "Director Plan") which provides for the grant of options and restricted stock to nonemployee directors of the Company. The Director Plan, as amended in 2001 and 2006, provides for the granting of options equal to $200,000 divided by the fair market value of the Company's common stock on the date of each annual meeting of stockholders and a number of shares of restricted stock equal to $20,000 divided by such fair market value.

Stock Option Awards

The Company recognized share-based compensation expense of $10.6 million, $13.4 million and $5.0 million for the years ended September 26, 2009, September 27, 2008 and September 29, 2007, respectively, as a component of selling, general and administrative expenses. Share-based compensation expense in fiscal 2009, 2008 and 2007 consisted of $4.0 million, $3.9 million and $3.6 million for stock options, and $4.6 million, $8.7 million and $1.4 million for restricted stock awards. Additionally, in fiscal 2009 and fiscal 2008, share-based compensation expense includes $2.0 million and $0.8 million for the Company's 401(k) matching contributions.

Prior to fiscal 2008, stock options granted were generally exercisable with a 30 month cliff vesting and 42 month expiration, but were also granted with vesting increments of 20%, 25% or 33% per year beginning two, three or four years from the date of grant and expiring one year after the last increment has vested.

In fiscal 2008 and fiscal 2009, the Company granted performance-based options under its 2003 Plan to key employees and executives whose vesting is contingent upon service and meeting various business unit, segment and company-wide performance goals, including adjusted earnings before taxes and net controllable assets. The options were granted at the then-current market price, except for 3.0 million shares granted at prices significantly above the current market price. The options contingently vest up to 20% each year over the next 5 years dependent upon the achievement of the target performance measures and have contractual lives of 6 years. Of the options granted in fiscal 2008, approximately 216,000 options scheduled to possibly vest in each of fiscal years 2009 and 2010 were amended and are now only subject to service vesting conditions. If any of the options subject to the performance target measurements do not vest on any particular vesting date because the Company, segment and/or business unit performance has not been achieved, such options will vest and become exercisable if at the end of the following fiscal year, the cumulative target for that later fiscal year has been achieved. The fair value of each option granted was estimated on the date of grant using the same option valuation model used for options granted under the 2003 Plan without performance-based targets and assumes performance goals are probable of achievement. We currently estimate the performance-based options are probable of achievement and are recording the related expense over the estimated service period using the accelerated method. In fiscal 2009, approximately 78% of the performance options granted in fiscal 2008 that were eligible to vest in 2009 vested. To the extent Company goals are not achieved, the amount of stock-based compensation recognized in the future will be adjusted.

During fiscal 2004 and 2005, respectively, the Company granted service-based nonvested stock option awards that were due to expire June 2008 and June 2009, respectively. The grant prices of the option awards were approximately $12 to $15 per share, significantly in excess of the then current market price. In fiscal 2008, the Company modified approximately 1.4 million options held by non-executive employees to extend the expiration dates of these awards by three years to encourage retention. The change to the expiration terms resulted in an increase in stock-based compensation expense of approximately $0.1 million in fiscal 2008.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities are estimated based on the Company's historical volatility. The expected term of options granted is based on analyses of historical employee termination rates and option exercises. The risk-free rates are based on U.S. Treasury yields, for notes with comparable terms as the option grants, in effect at the time of the grant. For purposes of this valuation model, no dividends have been assumed.

The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from the date of grant, 3.5 years in fiscal 2009, 4 years in fiscal 2008, and 3.9 years in fiscal 2007; stock price volatility, 36.7% in fiscal 2009, 30.5 % in fiscal 2008, and 28.3% in fiscal 2007; risk free interest rates, 1.6% in fiscal 2009, 2.7% in fiscal 2008, and 4.6% in fiscal 2007; and no dividends during the expected term.

The following table summarizes option activity for the period ended September 26, 2009:

	Number of Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at September 27, 2008	7,599	$10.36	5 years	$17,926
Granted	3,652	$10.17		
Exercised	(268)	$ 4.89		
Cancelled or expired	(460)	$11.36		
Outstanding at September 26, 2009	10,523	$10.39	4 years	$21,093
Exercisable at September 29, 2007	978	$12.40	1 year	$12,123
Exercisable at September 27, 2008	1,646	$13.33	3 years	$ 136
Exercisable at September 26, 2009	2,302	$11.96	3 years	$ 3,004
Expected to vest after September 26, 2009	7,849	$ 9.94	5 years	$17,270

The weighted average grant date fair value of options granted during the fiscal years ended September 26, 2009, September 27, 2008, and September 29, 2007 was $1.90, $0.81, and $4.12, respectively. The total intrinsic value of options exercised during the fiscal years ended September 26, 2009, September 27, 2008, and September 29, 2007 was $1.5 million, $0.2 million, and $5.5 million, respectively.

As of September 26, 2009, there was $9.2 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted average vesting period of 4 years.

Restricted Stock Awards

As of September 26, 2009 and September 27, 2008, there were 517,850 and 562,813 shares, respectively, of restricted stock awards outstanding. The awards generally vest in 20% or 25% increments, after a two or three year waiting period, over a six or seven year period of employment after the grant date. In fiscal 2009 and fiscal 2008, approximately $6.2 million and $2.5 million of bonus amounts earned in fiscal 2008 and fiscal 2007, respectively, were paid by granting approximately 620,000 and 370,000 of restricted shares that vested immediately.

Restricted stock award activity during the three fiscal years in the period ended September 26, 2009 is summarized as follows:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share
Nonvested at September 30, 2006	731	$14.24
Granted	23	$15.60
Vested	(16)	$11.12
Forfeited	(90)	$10.78
Nonvested at September 29, 2007	648	$14.84
Granted	454	$ 4.29
Vested	(479)	$ 6.14
Forfeited	(60)	$13.92
Nonvested at September 27, 2008	563	$13.84
Granted	905	$ 7.06
Vested	(778)	$ 7.36
Forfeited	(172)	$14.87
Nonvested at September 26, 2009	518	$11.39

The weighted average grant date fair value of restricted stock awards granted during the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007 was $7.06, $4.29 and $15.60, respectively. The aggregate fair value as of the vesting date of restricted shares that vested was $5.0 million, $2.1 million and $0.2 million for fiscal 2009, 2008 and 2007, respectively.

As of September 26, 2009, there was $4.2 million of unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of two years.

13. Shareholders' Equity

At September 26, 2009, there were 80,000,000 shares of common stock ($0.01 par value) authorized, of which 18,777,155 were outstanding, and 100,000,000 shares of non-voting Class A common stock ($0.01 par value) authorized, of which 47,532,954 were outstanding. The preferences and relative rights of the Class A common stock are identical to common stock in all respects, except that the Class A common stock generally will have no voting rights unless otherwise required by Delaware law.

There are 3,000,000 shares of Class B stock ($0.01 par value) authorized, of which 1,652,262 were outstanding at September 26, 2009 and September 27, 2008. The voting powers, preferences and relative rights of the Class B stock are identical to common stock in all respects except that (i) the holders of common stock are entitled to one vote per share and the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and (iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer. Each share of Class B stock is convertible into one share of common stock, at the option of the holder. Additional shares of Class B stock may only be issued with majority approval of the holders of the common stock and Class B stock, voting as separate classes.

There are 1,000,000 shares of preferred stock ($0.01 par value) authorized, of which no shares were outstanding at September 26, 2009 and September 27, 2008, and 25 shares were outstanding at September 29, 2007. In January 2008, the 25 shares of Series B preferred stock of Series B preferred stock outstanding at September 29, 2007 were redeemed by the Company for $750,000.

The shares of Series B preferred stock outstanding at September 29, 2007 were convertible into approximately 21,601 shares of the Company's common stock and 43,202 shares of the Company's Class A common stock. Each share of Series B preferred stock was entitled to a liquidation preference equal to the greater of (i) $30,000 per share plus all declared but unpaid dividends on the Series B preferred stock or (ii) such amount per share as would have been payable with respect to such shares of Series B preferred stock had each share of the then outstanding Series B preferred stock been converted to common stock immediately prior to such event whether or not the Series B preferred stock is then so convertible. Except as otherwise required by law, the holders of Series B preferred stock were not entitled to vote. The Series B preferred stock was entitled to receive dividends when and as declared by the Board of Directors, subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends. The Series B preferred stock was redeemable at the option of the holder starting on February 26, 2005 for a period extending until February 26, 2009 at a price equal to $30,000 per share. The Series B preferred stock was not redeemable at the option of the Company. As a result, the Series B preferred stock was excluded from shareholders' equity as of September 29, 2007.

In November 2006, holders of 75 shares of the Company's Series B convertible preferred stock converted their shares to 64,803 shares of the Company's common stock. As of September 29, 2007, 25 shares of the Company's Series B convertible preferred stock remained outstanding which were fully redeemed during fiscal 2008.

Under the Company's stock repurchase program, the Company is authorized to repurchase up to $100 million of its common stock, in part, to minimize the dilutive impact of the Company's stock-based equity compensation programs over time. During the fiscal year ended September 26, 2009, the Company repurchased 2.2 million shares of its voting common stock for an aggregate price of approximately $19.3 million and 2.1 million shares of its Class A non-voting common stock for an aggregate price of approximately $17.8 million. In total, as of September 26, 2009, the Company had repurchased approximately 6.3 million shares under the program for approximately $53.0 million.

On January 3, 2007, the Company declared a stock dividend on the Company's common stock and Class B stock to stockholders of record as of January 14, 2007. The stock dividend was in the form of two shares of the Company's Class A common stock for each outstanding share of the Company's common stock and Class B stock. Class A common stock certificates were distributed to stockholders on February 5, 2007.

14. Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share (EPS) computations:

	Fiscal Year Ended September 26, 2009			Fiscal Year Ended September 27, 2008			Fiscal Year Ended September 29, 2007		
	Net Income	Shares	Per Share	Net Loss	Shares	Per Share	Net Income	Shares	Per Share
	(in thousands, except per share amounts)								
Basic EPS:									
Net income (loss) available to common shareholders	$65,948	69,499	$ 0.95	$(267,335)	71,117	$(3.76)	$32,304	70,824	$ 0.46
Effect of dilutive securities:									
Options to purchase common stock		506	(0.01)		—	—		485	—
Restricted shares		259	—		—	—		676	(0.01)
Convertible preferred stock		—	—		—	—		65	—
Diluted EPS:									
Net income (loss) available to common shareholders	$65,948	70,264	$ 0.94	$(267,335)	71,117	$(3.76)	$32,304	72,050	$ 0.45

Options to purchase 10.5 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 26, 2009. Of these shares, 6.7 million were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect of including these options would be anti-dilutive. Options to purchase 7.6 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 27, 2008. The potential effects of stock awards and the assumed conversion of the Company's convertible preferred stock were excluded from the diluted earnings per share calculation for the fiscal year ended September 27, 2008, because their inclusion in a net loss period would be anti-dilutive to the earnings per share calculation. Options to purchase 4.7 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 29, 2007. Of these shares, 1.8 million were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect of including these options would be anti-dilutive.

15. Quarterly Financial Data – Unaudited

	Fiscal 2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share amounts)			
Net sales	$ 292,542	$476,425	$482,162	$363,171
Gross profit	85,481	160,553	165,054	116,238
Net income (loss)	(6,184)	33,020	31,076	8,036
Net income (loss) per share:				
Basic	$ (0.09)	$ 0.48	$ 0.45	$ 0.12
Diluted	$ (0.09)	$ 0.47	$ 0.44	$ 0.12
Weighted average common shares outstanding:				
Basic	70,519	69,122	69,345	68,502
Diluted	70,519	69,872	70,449	69,768

	Fiscal 2008			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share amounts)			
Net sales	$ 313,785	$484,688	$492,937	$413,976
Gross profit	94,322	159,810	152,947	114,249
Net income (loss)	(289,526)(1)	20,453	15,648	(13,910)(2)
Net income (loss) per share:				
Basic	$ (4.07)(1)	$ 0.29	$ 0.22	$ (0.20)(2)
Diluted	$ (4.07)(1)	$ 0.28	$ 0.22	$ (0.20)(2)
Weighted average shares outstanding:				
Basic	71,178	71,427	71,493	70,330
Diluted	71,178	72,035	72,148	70,330

(1) Includes goodwill impairment of $400,000 ($288,700 net of taxes, or $4.06 per share).

(2) Includes goodwill and long-lived asset impairment of $29,800 ($18,900 net of taxes or $0.27 per share).

16. Transactions with Related Parties

During fiscal 2009, 2008 and 2007, subsidiaries of the Company purchased approximately $1.1 million, $1.2 million and $1.5 million, respectively, of products from Bio Plus, Inc., a company that produces granular peanut hulls. As of September 26, 2009 and September 27, 2008, the amounts owed to BioPlus, Inc for such purchases were not material. A director of the Company is a minority shareholder and a director of Bio Plus, Inc.

During fiscal 2009, 2008 and 2007, Tech Pac, a subsidiary of the Company, made purchases from Contract Packaging, Inc, ("CPI"), Tech Pac's principal supplier and a minority 20% shareholder. Tech Pac's total purchases from CPI were approximately $29 million, $18 million and $37 million for fiscal years 2009, 2008 and 2007, respectively. Amounts due to CPI as of September 26, 2009 and September 27, 2008 were $3.6 million and $1.5 million, respectively.

17. Business Segment Data

An operating segment is defined as a portion of an enterprise engaged in business activities about which separate financial information is available and evaluated regularly by the chief operating decision-maker in determining how to allocate resources and in assessing performance. The Company's chief operating decision-maker is its Chief Executive Officer. Operating segments are managed separately because each segment represents a strategic business that offers different products or services. The Company's Chief Executive Officer evaluates performance based on profit or loss from operations. The Company's Corporate division is included in the following presentation since certain expenses of this division are not allocated separately to the two operating segments. Segment assets exclude cash equivalents, short-term investments, deferred taxes and goodwill.

Management has determined that the Company has two operating segments which are also reportable segments based on the level at which the Chief Executive Officer reviews the results of operations to make decisions regarding performance assessment and resource allocation. These operating segments are the Pet Products Group and the Garden Products Group. Substantially all of the Company's assets and operations relate to its business in the United States.

The Pet Products Group segment consists of Four Paws Products, TFH Publications, Kaytee, Aquatics, Interpet, Pets International, Breeder's Choice and Life Sciences. These businesses are engaged in the manufacturing, purchase, sale and delivery of internally and externally produced pet supplies, books and food principally to independent pet distributors, national and regional retail chains, grocery stores, mass merchants and bookstores. The Garden Products segment consists of Pennington Seed, Matthews Four Seasons, Grant's, AMBRANDS, Lilly Miller, the Pottery Group, Gulfstream and GKI/Bethlehem Lighting. Products manufactured, designed and sourced, or distributed are products found typically in the lawn and garden sections of mass merchandisers, warehouse-type clubs, home improvement centers and nurseries and include grass seed, bird feed, clay pottery, outdoor wooden planters and trellises, herbicides and insecticides. These products are sold directly to national and regional retail chains, independent garden distributors, grocery stores, nurseries and garden supply retailers.

The Corporate division includes expenses associated with corporate functions and projects, certain employee benefits, goodwill, interest income, interest expense and intersegment eliminations.

The following table indicates each class of similar products which represented more than 10% of the Company's consolidated net sales in the fiscal years presented (in millions).

Category	2009	2008	2007
Grass seed	$ 174.5	$ 206.3	$ 195.7
Bird feed	200.7	199.7	168.3
Garden chemicals and control products	270.5	247.6	257.4
Other garden supplies	211.8	232.6	221.5
Other pet supplies	756.8	819.2	828.2
Total	$1,614.3	$1,705.4	$1,671.1

Wal*Mart, our largest customer, represented approximately 18% of our total company net sales in fiscal 2009 and approximately 17% in fiscal 2008 and 2007, and represented approximately 32% of Garden Products' net sales in fiscal 2009, 30% in fiscal 2008 and 31% in fiscal 2007. Sales to Home Depot represented approximately 14% of Garden Products' net sales in fiscal 2009, 12% in fiscal 2008 and 14% in fiscal 2007. Sales to Lowe's represented approximately 11% of our total company net sales in fiscal 2009, and represented approximately 22% of Garden Products' net sales in fiscal 2009, 18% in fiscal 2008 and 17% in fiscal 2007. PETsMART represented approximately 10% of Pet Products' net sales in fiscal 2009, 2008 and 2007. PETCO is also a significant customer.

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial information relating to the Company's business segments for each of the three most recent fiscal years is presented in the table below.

	Fiscal Year Ended		
	September 26, 2009	September 27, 2008	September 29, 2007
		(in thousands)	
Net sales:			
Pet Products	$ 833,178	$ 897,826	$ 893,193
Garden Products	781,122	807,560	777,952
Total	$1,614,300	$1,705,386	$1,671,145
Income (loss) from operations:			
Pet Products	$ 102,156	$ (88,201)(1)	$ 94,329
Garden Products	68,927	(198,210)(2)	45,616
Corporate	(45,097)	(38,003)	(40,528)
Total	125,986	(324,414)	99,417
Interest expense	(22,710)	(38,326)	(49,685)
Interest income	649	1,053	1,538
Other income	52	2,116	2,402
Income taxes	(36,368)	93,069	(19,999)
Minority interest	(1,661)	(833)	(1,369)
Net income (loss)	$ 65,948	$ (267,335)	$ 32,304
Assets:			
Pet Products	$ 394,150	$ 472,415	$ 478,714
Garden Products	348,825	409,646	456,484
Corporate and eliminations	407,950	377,257	711,624
Total	$1,150,925	$1,259,318	$1,646,822
Depreciation and amortization:			
Pet Products	$ 15,844	$ 17,278	$ 18,227
Garden Products	6,571	8,739	7,757
Corporate	6,740	6,500	4,733
Total	$ 29,155	$ 32,517	$ 30,717
Expenditures for long-lived assets:			
Pet Products	$ 7,148	$ 6,890	$ 17,498
Garden Products	3,154	4,473	20,533
Corporate	6,203	10,986	22,007
Total	$ 16,505	$ 22,349	$ 60,038

Minority interest is associated with Garden Products.

(1) Includes goodwill impairment of $195,978,000.

(2) Includes goodwill and long-lived asset impairment of $233,786,000.

18. Consolidating Condensed Financial Information of Guarantor Subsidiaries

Certain 100% wholly-owned subsidiaries of the Company (as listed below, collectively the "Guarantor Subsidiaries") have guaranteed fully and unconditionally, on a joint and several basis, the obligation to pay principal and interest on the Company's $150,000,000 9-1/8% Senior Subordinated Notes (the "Notes") issued on January 30, 2003. Certain subsidiaries and operating divisions are not guarantors of the Notes and have been included in the financial results of the Parent in the information below. These Non-Guarantor entities are not material to the Parent. Those subsidiaries that are guarantors of the Notes are as follows:

Farnam Companies, Inc. (including Thompson's Veterinary Supplies, Inc.)
Four Paws Products Ltd.
Grant Laboratories, Inc.
Gulfstream Home & Garden, Inc.
Interpet USA, LLC
Kaytee Products, Inc.
Matthews Redwood & Nursery Supply, Inc.
Matson, LLC
New England Pottery, LLC
Norcal Pottery Products, Inc.
Pennington Seed, Inc. (including Phaeton Corporation (dba Unicorn Labs), Pennington Seed, Inc. of Nebraska, Gro Tec, Inc., Seeds West, Inc., All-Glass Aquarium Co., Inc. (including Oceanic Systems, Inc.) and Cedar Works, LLC.)
Pets International, Ltd.
T.F.H. Publications, Inc.
Wellmark International (including B2E Corporation and B2E Biotech LLC)

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the Company has included the accompanying consolidating condensed financial statements based on the Company's understanding of the Securities and Exchange Commission's interpretation and application of Rule 3-10 of the Securities and Exchange Commission's Regulation S-X.

The consolidating condensed financial statements for 2008 and 2007 incorrectly reflected cash and cash equivalents of the Guarantor Subsidiaries as that of the Parent. As a result, the consolidating condensed balance sheets and consolidating condensed statements of cash flows for fiscal 2008 and 2007 have been adjusted. Specifically, cash and cash equivalents, accounts payable, and net cash provided by (used in) operating activities for the Parent and Guarantor Subsidiaries were revised by $3.9 million and $0.7 million in fiscal 2008 and fiscal 2007, respectively.

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Fiscal Year Ended September 26, 2009
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$489,717	$1,264,278	$(139,695)	$1,614,300
Cost of goods sold and occupancy	358,153	868,516	(139,695)	1,086,974
Gross profit	131,564	395,762	—	527,326
Selling, general and administrative expenses	122,654	278,686	—	401,340
Income from operations	8,910	117,076	—	125,986
Interest – net	(22,370)	309	—	(22,061)
Other income (expense)	(6,642)	6,694	—	52
Income (loss) before income taxes and minority interest	(20,102)	124,079	—	103,977
Income taxes (tax benefit)	(7,711)	44,079	—	36,368
Minority interest	1,661	—	—	1,661
Net income (loss) before equity in undistributed income of guarantor subsidiaries	(14,052)	80,000	—	65,948
Equity in undistributed income of guarantor subsidiaries	80,000	—	(80,000)	—
Net income	$ 65,948	$ 80,000	$ (80,000)	$ 65,948

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Fiscal Year Ended September 27, 2008
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 481,684	$1,331,918	$(108,216)	$1,705,386
Cost of goods sold and occupancy	355,855	936,419	(108,216)	1,184,058
Gross profit	125,829	395,499	—	521,328
Selling, general and administrative expenses	123,622	292,356	—	415,978
Goodwill and other impairments	91,481	338,283	—	429,764
Loss from operations	(89,274)	(235,140)	—	(324,414)
Interest – net	(36,918)	(355)	—	(37,273)
Other income (expense)	(2,281)	4,397	—	2,116
Loss before income taxes	(128,473)	(231,098)	—	(359,571)
Income taxes (tax benefit)	(33,225)	(59,844)	—	(93,069)
Minority interest	833	—	—	833
Net income (loss) before equity in undistributed income of guarantor subsidiaries	(96,081)	(171,254)	—	(267,335)
Equity in undistributed (loss) income of guarantor subsidiaries	(171,254)	—	171,254	—
Net loss	$(267,335)	$ (171,254)	$ 171,254	$ (267,335)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Fiscal Year Ended September 29, 2007
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 499,083	$1,282,781	$(110,719)	$1,671,145
Cost of goods sold and occupancy	354,020	893,524	(110,719)	1,136,825
Gross profit	145,063	389,257	—	534,320
Selling, general and administrative expenses	131,814	303,089	—	434,903
Income from operations	13,249	86,168	—	99,417
Interest – net	(48,599)	452	—	(48,147)
Other income (expense)	(4,499)	6,901	—	2,402
Income (loss) before income taxes and minority interest	(39,849)	93,521	—	53,672
Income taxes (tax benefit)	(15,794)	35,793	—	19,999
Minority interest	1,369	—	—	1,369
Net income (loss) before equity in undistributed income of guarantor subsidiaries	(25,424)	57,728	—	32,304
Equity in undistributed income of guarantor subsidiaries	57,728	—	(57,728)	—
Net income	$ 32,304	$ 57,728	$ (57,728)	$ 32,304

CONSOLIDATING CONDENSED BALANCE SHEET
September 26, 2009
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$ 82,958	$ 2,710	$ —	$ 85,668
Accounts receivable, net	43,759	169,554	(6,748)	206,565
Inventories	80,512	204,322	—	284,834
Prepaid expenses and other assets	26,341	18,084	—	44,425
Total current assets	233,570	394,670	(6,748)	621,492
Land, buildings, improvements and equipment, net	55,644	109,090	—	164,734
Goodwill	—	207,749	—	207,749
Investment in guarantors	692,723	—	(692,723)	—
Other assets	49,266	107,684	—	156,950
Total	$1,031,203	$819,193	$(699,471)	$1,150,925
LIABILITIES				
Accounts payable	$ 38,675	$ 76,909	$ (6,748)	$ 108,836
Accrued expenses and other liabilities	38,343	47,070	—	85,413
Total current liabilities	77,018	123,979	(6,748)	194,249
Long-term debt	404,687	128	—	404,815
Other long-term obligations	2,163	2,363	—	4,526
Minority interest	2,250	—	—	2,250
Total shareholders' equity	545,085	692,723	(692,723)	545,085
Total	$1,031,203	$819,193	$(699,471)	$1,150,925

CONSOLIDATING CONDENSED BALANCE SHEET
September 27, 2008
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$ 22,866	$ 4,063	$ —	$ 26,929
Accounts receivable, net	55,325	215,832	(10,518)	260,639
Inventories	93,366	256,133	—	349,499
Prepaid expenses and other assets	17,929	16,757	—	34,686
Total current assets	189,486	492,785	(10,518)	671,753
Land, buildings, improvements and equipment, net	56,693	117,320	—	174,013
Goodwill	—	201,499	—	201,499
Investment in guarantors	724,868	—	(724,868)	—
Other assets	145,977	107,632	(41,556)	212,053
Total	$1,117,024	$919,236	$(776,942)	$1,259,318
LIABILITIES				
Accounts payable	$ 42,954	$100,928	$ (10,518)	$ 133,364
Accrued expenses and other liabilities	38,924	48,761	—	87,685
Total current liabilities	81,878	149,689	(10,518)	221,049
Long-term debt	519,583	224	—	519,807
Other long-term obligations	4,138	44,455	(41,556)	7,037
Minority interest	2,667	—	—	2,667
Total shareholders' equity	508,758	724,868	(724,868)	508,758
Total	$1,117,024	$919,236	$(776,942)	$1,259,318

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Fiscal Year Ended September 26, 2009
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$ 179,757	$ 121,881	$(80,000)	$ 221,638
Additions to property	(7,882)	(8,623)	—	(16,505)
Businesses acquired, net of cash acquired	—	(6,549)	—	(6,549)
Proceeds from disposals of property	—	2,512	—	2,512
Investment in guarantor	30,007	(110,007)	80,000	—
Net cash provided (used) by investing activities	22,125	(122,667)	80,000	(20,542)
Repayments on revolving line of credit	(551,000)	—	—	(551,000)
Borrowings on revolving line of credit	473,000	—	—	473,000
Repayments of long-term debt	(24,780)	(221)	—	(25,001)
Proceeds from issuance of common stock	479	—	—	479
Excess tax benefits from stock-based awards	542	—	—	542
Repurchase of common stock	(37,821)	—	—	(37,821)
Payment of financing costs	(128)	—	—	(128)
Distribution to minority interest	(2,082)	—	—	(2,082)
Net cash used in financing activities	(141,790)	(221)	—	(142,011)
Effect of exchange rates on cash	—	(346)	—	(346)
Net increase (decrease) in cash and cash equivalents	60,092	(1,353)	—	58,739
Cash and cash equivalents at beginning of year	22,866	4,063	—	26,929
Cash and cash equivalents at end of year	$ 82,958	$ 2,710	$ —	$ 85,668

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Fiscal Year Ended September 27, 2008
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$(254,189)	$ 197,963	$ 171,254	$ 115,028
Additions to property	(11,642)	(10,707)	—	(22,349)
Proceeds from disposal of Property	—	12,053	—	12,053
Businesses acquired, net of cash acquired	—	(5,010)	—	(5,010)
Restricted investments	(100)	—	—	(100)
Investment in guarantor	368,472	(197,218)	(171,254)	—
Net cash provided (used) by investing activities	356,730	(200,882)	(171,254)	(15,406)
Repayments on revolving line of credit	(804,000)	—	—	(804,000)
Borrowings on revolving line of credit	718,000	—	—	718,000
Repayments of long-term debt	(2,399)	(212)	—	(2,611)
Redemption of preferred stock	(750)	—	—	(750)
Proceeds from issuance of common stock	1,432	—	—	1,432
Excess tax benefits from stock-based awards	68	—	—	68
Repurchase of common stock	(5,899)	—	—	(5,899)
Payment of financing costs	(175)	—	—	(175)
Net cash provided by financing activities	(93,723)	(212)	—	(93,935)
Effect of exchange rates on cash	—	187	—	187
Net increase (decrease) in cash and cash equivalents	8,818	(2,944)	—	5,874
Cash and cash equivalents at beginning of year	14,048	7,007	—	21,055
Cash and cash equivalents at end of year	$ 22,866	$ 4,063	$ —	$ 26,929

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Fiscal Year Ended September 29, 2007
(in thousands)

	Unconsolidated			
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$ 46,707	$ 49,556	$(57,728)	$ 38,535
Additions to property	(23,574)	(36,464)	—	(60,038)
Businesses acquired, net of cash acquired	(1,465)	(32,539)	—	(34,004)
Collection of note	3,340	—	—	3,340
Issuance of note	—	(2,025)	—	(2,025)
Restricted investments	267	—	—	267
Investment in guarantor	(72,173)	14,445	57,728	—
Net cash provided (used) by investing activities	(93,605)	(56,583)	57,728	(92,460)
Repayments on revolving line of credit	(967,000)	—	—	(967,000)
Borrowings on revolving line of credit	1,012,000	—	—	1,012,000
Repayments of long-term debt	(3,411)	447	—	(2,964)
Proceeds from issuance of common stock	4,393	—	—	4,393
Excess tax benefits from stock-based awards	1,977	—	—	1,977
Distribution to minority interest	(800)	—	—	(800)
Payment of financing costs	(1,131)	—	—	(1,131)
Net cash provided by financing activities	46,028	447	—	46,475
Effect of exchange rates on cash	—	99	—	99
Net increase (decrease) in cash and cash equivalents	(870)	(6,481)	—	(7,351)
Cash and cash equivalents at beginning of year	14,918	13,488	—	28,406
Cash and cash equivalents at end of year	$ 14,048	$ 7,007	$ —	$ 21,055

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of Disclosure Controls and Procedures.* Our Chief Executive Officer and Chief Financial Officer have reviewed, as of the end of the period covered by this report, the "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) that ensure that information relating to the Company required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in a timely and proper manner and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon this review, such officers concluded that our disclosure controls and procedures were effective as of September 26, 2009.

(b) *Changes in Internal Control Over Financial Reporting.* Central's management, with the participation of Central's Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in Central's internal control over financial reporting occurred during the fourth quarter of fiscal 2009. Based on that evaluation, management concluded that there has been no change in Central's internal control over financial reporting during the fourth quarter of fiscal 2009 that has materially affected, or is reasonably likely to materially affect, Central's internal control over financial reporting.

(c) *Management's Report on Internal Control Over Financial Reporting.* A copy of our management's report and the report of Deloitte & Touche LLP, our independent registered public accounting firm, are included in Item 8 – Financial Statements and Supplementary Data.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

We have adopted a code of ethics that applies to all of our executive officers and directors, a copy of which was filed as Exhibit 14 to our Form 10-K for the fiscal year ended September 24, 2005.

The remaining information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the captions "Election of Directors," "Further Information Concerning the Board of Directors – Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance." See also Item 1 – Business above.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the captions "Ownership of Management and Principal Stockholders" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the captions "Compensation Committee Interlocks and Insider Participation" and "Transactions with the Company."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the caption "Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements of Central Garden & Pet Company are included in Part II, Item 8:

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

(2) Exhibits:

See attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2009

CENTRAL GARDEN & PET COMPANY

By /s/ WILLIAM E. BROWN

William E. Brown
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Capacity	Date
/s/ WILLIAM E. BROWN William E. Brown	Chairman and Chief Executive Officer (Principal Executive Officer)	November 20, 2009
/s/ JEFFREY A. BLADE Jeffrey A. Blade	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 20, 2009
/s/ JOHN B. BALOUSEK John B. Balousek	Director	November 20, 2009
/s/ DAVID N. CHICHESTER David N. Chichester	Director	November 20, 2009
/s/ BROOKS M. PENNINGTON, III Brooks M. Pennington, III	Director	November 20, 2009
/s/ ALFRED A. PIERGALLINI Alfred A. Piergallini	Director	November 20, 2009

EXHIBIT INDEX

Set forth below is a list of exhibits that are being filed or incorporated by reference into this Form 10-K:

Exhibit Number	Exhibit
3.1	Fourth Amended and Restated Certificate of Incorporation, including the Certificate of Designation – Series A Convertible Preferred Stock and Certificate of Designation – Series B Convertible Preferred Stock (Incorporated by reference from Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended September 30, 2006).
3.2	Amended and Restated By-laws of Central Garden & Pet Company, effective February 10, 2009 (Incorporated by reference from Exhibit 3.2 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
4.1	Specimen Common Stock Certificate (Incorporated by reference from Exhibit 4.1 to Registration Statement No. 33-48070).
4.2	Specimen Class A Common Stock Certificate (Incorporated by reference from Exhibit 1 to the Company's Form 8-A filed January 24, 2007).
4.3	Indenture dated as of January 30, 2003 between the Company, Wells Fargo and the Subsidiary Guarantors name therein (Incorporated by reference from Exhibit 4.1 to Registration Statement on Form S-4 No. 333-103835).
10.1*	Form of Indemnification Agreement between the Company and Executive Officers and Directors (Incorporated by reference from Exhibit 10.18 to Registration Statement No. 33-48070).
10.2	Credit Agreement dated as of February 28, 2006 among Central Garden & Pet Company, the Subsidiary Borrowers from time to time party thereto, the Lenders from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, CIBC World Markets Corp., Suntrust Bank and Union Bank of California, N.A., as Co-Documentation Agents, and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Joint Bookrunners and Joint Lead Arrangers (Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 2, 2006).
10.2.1	Amendment No. 1 dated May 16, 2006 to the Credit Agreement, dated February 28, 2006, among Central Garden & Pet Company, the Subsidiary Guarantors and lenders thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 20, 2007).
10.2.2	Amendment No. 2 dated August 24, 2006 to the Credit Agreement, dated February 28, 2006, among Central Garden & Pet Company, the Subsidiary Guarantors and lenders thereto (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 20, 2007).
10.2.3	Amendment No. 3 dated December 8, 2006 to the Credit Agreement, dated February 28, 2006, among Central Garden & Pet Company, the Subsidiary Guarantors and lenders thereto (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 20, 2007).
10.2.4	Amendment No. 4 dated March 15, 2007 to the Credit Agreement, dated February 28, 2006, among Central Garden & Pet Company, the Subsidiary Guarantors and lenders thereto (incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed March 20, 2007).
10.2.5	Amendment No. 5 dated August 27, 2007 to the Credit Agreement, dated February 28, 2006, among Central Garden & Pet Company, the Subsidiary Guarantors and lenders thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2007).
10.2.6	Amendment No. 6 dated March 18, 2008 to the Credit Agreement, dated February 28, 2006, among Central Garden & Pet Company, the Subsidiary Guarantors and lenders thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2007).

Exhibit Number	Exhibit
10.3*	1993 Omnibus Equity Incentive Plan, as amended (Incorporated by reference from Exhibits 4.1 to the Company's Registration Statements Nos. 33-7236, 33-89216, 333-1238 and 333-41931).
10.4*	2003 Omnibus Equity Incentive Plan, as amended and restated effective December 10, 2008 (Incorporated by reference from Exhibit 10.4 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
10.4.1*	Form of Nonstatutory Stock Option Agreement for 2003 Omnibus Equity Incentive Plan. (Incorporated by reference from Exhibit 10.5.1 to the Company's Form 10-K for the fiscal year ended September 25, 2004).
10.4.2*	Form of Restricted Stock Agreement for 2003 Omnibus Equity Incentive Plan. (Incorporated by reference from Exhibit 10.5.2 to the Company's Form 10-K for the fiscal year ended September 25, 2004).
10.5*	Nonemployee Director Equity Incentive Plan, as amended and restated effective December 10, 2008 (Incorporated by reference from Exhibit 10.5 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
10.5.1*	Form of Nonstatutory Stock Option Agreement for Nonemployee Director Equity Incentive Plan (Incorporated by reference from Exhibit 10.6.1 to the Company's Form 10-Q for the fiscal quarter ended December 25, 2004).
10.5.2*	Form of Restricted Stock Agreement for Nonemployee Director Equity Incentive Plan (Incorporated by reference from Exhibit 10.6.2 to the Company's Form 10-Q for the fiscal quarter ended December 25, 2004).
10.6*	Employment Agreement dated as of February 27, 1998 between Pennington Seed, Inc. of Delaware and Brooks Pennington III (Incorporated by reference from Exhibit 10.20 to the Company's Form 10-K/A for the fiscal year ended September 26, 1998).
10.7*	Modification and Extension of Employment Agreement dated as of February 27, 1998 between Pennington Seed, Inc. of Delaware and Brooks Pennington III, dated as of May 6, 2003 (Incorporated by reference from Exhibit 10.7.1 to the Company's Form 10-Q for the fiscal quarter ended June 28, 2003).
10.7.1*	Modification and Extension of Employment Agreement and Noncompetition Agreement, dated as of April 10, 2006, between the Company and Brooks M. Pennington III (Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 10, 2006).
10.7.2*	Modification and Extension of Employment Agreement and Noncompetition Agreement, dated as of July 1, 2008, between the Company and Brooks M. Pennington III (Incorporated by reference from Exhibit 10.7.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2008).
10.8*	Employment Agreement dated as of July 9, 2004 between the Company and James V. Heim. (Incorporated by reference from Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended September 25, 2004).
10.8.1*	Amendment to Employment Agreement between the Company and James V. Heim (Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended December 27, 2008).
10.9*	Form of Agreement to Protect Confidential Information, Intellectual Property and Business Relationships (Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 14, 2005).
10.10*	Form of Post-Termination Consulting Agreement (Incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 14, 2005).

Exhibit Number	Exhibit
10.11*	Employment Agreement between the Company and Glen R. Fleischer dated January 14, 2009 (Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
10.12*	Separation Agreement between the Company and Stuart W. Booth dated April 1, 2009 (Incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed April 7, 2009).
10.13*	Employment Offer Letter between Jeffrey A. Blade and the Company, dated September 1, 2009 (Incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed September 8, 2009).
12	Statement re Computation of Ratios of Earnings to Fixed Charges.
14	Code of Ethics (Incorporated by reference from Exhibit 14 to the Company's Form 10-K for the fiscal year ended September 24, 2005).
21	List of Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a).
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a).
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350.

* Management contract or compensatory plan or arrangement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

FSC
Mixed Sources
Product group from well-managed
forests, controlled sources and
recycled wood or fiber

Cert no. SCS-COC-000648
www.fsc.org

CENTRAL
Garden & Pet

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Monday, February 8, 2010, 10:30 A.M.

TO THE STOCKHOLDERS:

The Annual Meeting of Stockholders of Central Garden & Pet Company will be held at the LAFAYETTE PARK HOTEL, 3287 Mt. Diablo Boulevard, Lafayette, California, on Monday, February 8, 2010, at 10:30 A.M. for the following purposes:

(1) To elect five directors;

(2) To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending on September 25, 2010; and

(3) To transact such other business as may properly come before the meeting.

Only holders of record of Common Stock and Class B Stock on the books of the Company as of 5:00 P.M., December 15, 2009, will be entitled to vote at the meeting and any adjournment thereof. Holders of Class A Common Stock are welcome to attend and participate in this meeting. A complete list of the Company's stockholders entitled to vote at the meeting will be available for examination by any stockholder for ten days prior to the meeting during normal business hours at the Company's principal executive offices at 1340 Treat Blvd., Suite 600, Walnut Creek, California.

Pursuant to rules promulgated by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our 2009 Annual Report to Stockholders are available at http://www.central.com/annualreports.

Dated: December 30, 2009

By Order of the Board of Directors

Jeffrey A. Blade

Jeffrey A. Blade, *Secretary*

HOLDERS OF COMMON STOCK AND CLASS B STOCK ARE REQUESTED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE.

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of Central Garden & Pet Company (the "Company") to be used at the Annual Meeting of Stockholders on February 8, 2010 (the "Annual Meeting"), for the purposes set forth in the foregoing notice. This proxy statement and, in the case of holders of Common Stock and Class B Stock, the enclosed form of proxy were first sent to stockholders on or about December 30, 2009. Holders of Class A Common Stock will receive this proxy statement but will not be entitled to vote at the Annual Meeting of Stockholders or any adjournment thereof.

If the enclosed form of proxy is properly signed and returned by holders of Common Stock and Class B Stock, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. If the proxy does not specify how the shares represented thereby are to be voted, the proxy will be voted as recommended by the Board of Directors. Any stockholder signing a proxy in the form accompanying this proxy statement has the power to revoke it prior to or at the Annual Meeting. A proxy may be revoked by a writing delivered to the Secretary of the Company stating that the proxy is revoked, by a subsequent proxy signed by the person who signed the earlier proxy, or by attendance at the Annual Meeting and voting in person.

VOTING SECURITIES

Only stockholders of record of Common Stock and Class B Stock on the books of the Company as of 5:00 P.M., December 15, 2009, will be entitled to vote at the Annual Meeting.

As of the close of business on December 15, 2009, there were outstanding 17,800,683 shares of Common Stock of the Company, entitled to one vote per share, and 1,652,262 shares of Class B Stock of the Company, entitled to the lesser of ten votes per share or 49% of the total votes cast. There were also outstanding 46,599,265 shares of Class A Common Stock, which generally have no voting rights unless otherwise required by Delaware law. Holders of Common Stock and Class B Stock will vote together on all matters presented to the stockholders for their vote or approval at the meeting, including the election of directors.

The holders of a majority of the shares of Common Stock and Class B Stock of the Company entitled to vote, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present. The election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote.

With regard to the election of directors, votes may be cast "For" or "Withhold" for each nominee; votes that are withheld will be excluded entirely from the vote and will have no effect. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As a result, if you withhold your authority to vote for any nominee, your vote will not count for or against the nominee, nor will a broker "non-vote" affect the outcome of the election.

The other matters submitted for stockholder approval at the Annual Meeting will be decided by the affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the subject matter.

Abstentions are included in the determination of shares present for quorum purposes. Because abstentions represent shares entitled to vote, the effect of an abstention will be the same as a vote against a proposal. However, abstentions will have no effect on the election of directors.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. The proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year should be treated as a routine matter. To the extent your brokerage firm votes your shares on your behalf on that proposal, your shares also will be counted as present for the purpose of determining a quorum.

ELECTION OF DIRECTORS

The persons named below are nominees for director to serve until the next annual meeting of stockholders and until their successors shall have been elected. The nominees are all members of the present Board of Directors. In the absence of instructions to the contrary, shares represented by proxy will be voted for the election of all such nominees to the Board of Directors. If any nominee is unable or unwilling to be a candidate for the office of director at the date of the Annual Meeting, or any adjournment thereof, the proxies will vote for such substitute nominee as shall be designated by the proxies. Management has no reason to believe that any of the nominees will be unable or unwilling to serve if elected. Set forth below is certain information concerning the nominees which is based on data furnished by them.

Nominees for Director	Age	Business Experience During Past Five Years and Other Information	Served as Director Since
William E. Brown	68	Chairman of the Board since 1980. From 1980 to June 2003, Mr. Brown served as Chief Executive Officer of the Company. In October 2007, the Board reappointed Mr. Brown to the additional post of Chief Executive Officer.	1980
Brooks M. Pennington III	55	Director of Special Projects for the Company since October 2006. From 1994 through September 2006, Mr. Pennington was the President and Chief Executive Officer of Pennington Seed, Inc., a business which was acquired by the Company in 1998.	1998
John B. Balousek	64	Mr. Balousek served as President and Chief Operating Officer of Foote, Cone & Belding Communications, one of the largest global advertising and communications networks, from 1991 until 1996 and as Chairman and CEO of True North Technologies, a digital and interactive services company affiliated with True North Communications in 1996. Mr. Balousek co-founded and, from 1998 to 1999, served as an Executive Vice President of PhotoAlley.com, a San Francisco company marketing photographic equipment, supplies and services online. Prior to 1991, he held various senior executive management positions with Foote, Cone & Belding Communications and positions in brand management with the Procter & Gamble Company.	2001
David N. Chichester	64	Partner of Tatum LLC, a financial and technology leadership services firm, since 2004. Mr. Chichester served as the Chief Financial Officer of Starbucks Coffee Japan, Ltd. from 2003 to 2004 and the Senior Vice President Finance of Starbucks Corporation from 2001 to 2003. Mr. Chichester served as Executive Vice President and Chief Financial Officer at Hecklers Online, Inc. during 2000 and at Red Roof Inns, Inc. from 1996 to 1999. Prior to these positions, he held senior management positions in finance at Integrated Health Services, Inc., Marriott Corporation and General Electric Credit Corporation, and served as Vice President-Investment Banking of Warburg Paribas Becker Incorporated and Assistant Vice President at The First National Bank of Chicago. He has also served on the boards of other public and private companies.	2002

Nominees for Director	Age	Business Experience During Past Five Years and Other Information	Served as Director Since
Alfred A. Piergallini	63	Consultant with Desert Trail Consulting, a marketing consulting organization, since January 2001 and Chairman of Wisconsin Cheese Group, Inc., a specialty cheese company, since January 2005. From December 1999 to December 2001, Mr. Piergallini served as the Chairman, President and Chief Executive Officer of Novartis Consumer Health Worldwide, a manufacturer, developer and marketer of health-related products, and from February 1999 to December 1999, Mr. Piergallini served as the President and Chief Executive Officer of Novartis Consumer Health North America. From 1989 to 1999, Mr. Piergallini held several senior management positions with Gerber Products Company, including, at various times, the offices of Chairman of the Board, President and Chief Executive Officer. He also currently serves as a director of Comerica Incorporated, a financial services company.	2004

The Board of Directors unanimously recommends that stockholders vote "FOR" each of the director nominees listed above.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board Independence

Upon consideration of the criteria and requirements regarding director independence set forth in NASDAQ Rule 5605, the Board of Directors has determined that each of Mr. Balousek, Mr. Chichester and Mr. Piergallini meet the standards of independence established by the NASDAQ.

Committees of the Board

The Company has an Audit Committee, a Compensation Committee and a Finance Committee but does not have a nominating committee or a committee performing the functions of a nominating committee.

Audit Committee

During fiscal 2009, the members of the Audit Committee were Alfred A. Piergallini (Chairman), John B. Balousek and David N. Chichester. The Company's Board of Directors has determined that David N. Chichester qualifies as an audit committee financial expert as set forth in Section 407(d)(5) of Regulation S-K promulgated by the SEC and he is independent as such term is defined in the NASDAQ Rules. The functions performed by the Audit Committee include:

- recommending to the Board of Directors the engagement or discharge of the Company's independent registered public accounting firm;
- reviewing with the independent registered public accounting firm the plan and results of the auditing engagement;
- reviewing the Company's system of internal financial and accounting controls;
- reviewing the financial statements of the Company;
- discussing with management and the independent auditors the Company's accounting policies;
- approving the Company's filing of reports with the SEC; and
- inquiring into matters within the scope of its functions.

The Board of Directors has adopted a written Audit Committee charter. The Audit Committee held nine meetings during fiscal 2009.

Compensation Committee

During fiscal 2009, the members of the Compensation Committee were John B. Balousek (Chairman) and Alfred A. Piergallini. The functions performed by the Compensation Committee include:

- reviewing and making recommendations to the Board of Directors concerning the compensation of officers, directors and key management employees of the Company;
- administering the Company's equity incentive plans;
- evaluating the performance of management and related matters;
- evaluating the mixture of base salary, cash bonus and equity compensation to each executive's total compensation package;
- awarding restricted stock and stock options as a means of linking executives' long-term benefits to the rate of return received by stockholders;
- reviewing survey data, coupled with performance-based peer group evaluations, to help determine competitive short and long-term awards for executives;

- considering the possible tax consequences to the Company and to the executives in determining executive compensation;
- reviewing and discussing with management the annual Compensation Discussion and Analysis disclosure regarding named executive officer compensation and, based on this review and discussions, recommending whether the Company include the Compensation Discussion and Analysis in its annual proxy statement and incorporate by reference in its annual report on Form 10-K; and
- creating and approving an annual Compensation Committee Report to be included in its annual proxy statement and incorporated by reference in its annual report on Form 10-K.

The Board of Directors has adopted a written Compensation Committee charter. The Compensation Committee held 17 meetings during fiscal 2009.

The Compensation Discussion and Analysis included in this proxy statement includes additional information regarding the Compensation Committee's processes and procedures for considering and determining executive officer compensation.

Finance Committee

David N. Chichester (Chairman) and Brooks M. Pennington served as members of the Finance Committee during fiscal 2009. The function of the Finance Committee is to assist the Board of Directors in connection with such special projects and other matters in the area of finance as may be delegated to it by the Board of Directors. The Finance Committee held six meetings during fiscal 2009.

Compensation Committee Interlocks and Insider Participation

Messrs. Balousek and Piergallini served as members of the Compensation Committee during fiscal 2009. They have no relationship with the Company other than as directors and stockholders. During fiscal 2009, no executive officer of the Company served as a director, or as a member of any compensation committee, of any other for-profit entity that had an executive officer that served on the Board of Directors or Compensation Committee of the Company.

Attendance at Meetings

During fiscal 2009, there were no members of the Board of Directors who attended fewer than seventy-five percent of the meetings of the Board of Directors and all committees of the Board on which they served. The Company encourages, but does not require, the members of its Board of Directors to attend its annual meetings of stockholders. All members of the Board attended the 2009 Annual Meeting of Stockholders.

Stockholder Communications with Directors

The Board welcomes communications from the Company's stockholders. Stockholders may send communications to the Board, or to any director in particular, c/o Central Garden & Pet Company, 1340 Treat Blvd., Suite 600, Walnut Creek, California 94597. Any correspondence addressed to the Board or to any director in care of the Company's offices is forwarded by the Company to the addressee without review by management.

Compensation of Directors

Members of the Board of Directors who are not employees of the Company receive directors' fees consisting of $35,000 per year and $1,500 for each Board meeting attended in person. The chairs of the Audit Committee, Compensation Committee and Finance Committee each receive additional annual retainer fees of $15,000, and the lead director received additional retainer fees of $25,000. Directors who attended meetings of the Audit Committee, Compensation Committee or Finance Committee receive an additional $1,500 for each meeting not held on the same day as a Board meeting.

Each non-employee director also receives $500 for participation in each telephonic meeting of the Board of Directors or any committee of less than three hours and $1,000 for participation in meetings of three hours or more. The Company pays non-employee directors $1,500 for each day spent traveling to board and committee meetings, attending subsidiary and division management meetings and conducting plant and facility visits. Mr. Pennington receives similar annual, per meeting and travel fees for his Board and committee service.

Under the Nonemployee Director Equity Incentive Plan, on the date of each Annual Meeting of Stockholders, each non-employee director will be granted (i) options to purchase shares of Class A Common Stock determined by dividing $200,000 by the closing price of a share of Class A Common Stock on the date of such meeting and (ii) shares of restricted stock determined by dividing $20,000 by the closing price of a share of Class A Common Stock on the date of such meeting.

Set forth below is a summary of the compensation paid to the Company's directors during fiscal 2009, except Mr. Brown, whose compensation is reported below under Executive Compensation—Compensation of Executive Officers.

DIRECTOR COMPENSATION TABLE

Name(1)	Fees Earned or Paid in Cash	Stock Awards (2)(3)	Option Awards (2)(4)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
John B. Balousek	$125,900	$20,000	$37,480	—	—	—	$183,380
David N. Chichester	$ 89,500	$20,000	$37,480	—	—	—	$146,980
Brooks M. Pennington(5)	$ 63,500	$20,000	$77,280	—	—	$201,760	$362,540
Alfred A. Piergallini	$ 99,000	$20,000	$37,480	—	—	—	$156,480

(1) As of the end of fiscal 2009, Messrs. Balousek, Chichester, Pennington and Piergallini held the following options to purchase shares of Common Stock and Class A Common Stock:

	Common Stock Options		Class A Common Stock Options	
	Vested	Unvested	Vested	Unvested
John B. Balousek	—	—	40,112	29,835
David N. Chichester	—	—	21,218	29,835
Brooks M. Pennington	14,400	16,800	54,594	53,988
Alfred A. Piergallini	—	—	40,112	29,835

(2) This column reflects the compensation expense recognized for financial statement reporting purposes in fiscal 2009 in accordance with the FASB Accounting Standards Codification 718 Compensation—Stock Compensation ("ASC 718")(formerly Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment"), except, pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on November 20, 2009 for the relevant assumptions used to determine the valuation of our stock and option awards.

(3) The fair value as of the grant date of each award granted to the non-employee directors in fiscal 2009 determined pursuant to ASC 718 was $20,000. In fiscal 2009, the grant date fair values were determined using the closing stock price on the date of grant.

(4) The fair value as of the grant date of each award granted in fiscal 2009 determined pursuant to ASC 718 was $37,922. Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial

Statements included in our Annual Report on Form 10-K filed on November 20, 2009 for the relevant assumptions used to determine the valuation of our stock and option awards. In fiscal 2009, the grant date fair value was determined using the closing stock price on the date of grant.

(5) Director Brooks M. Pennington III is the Company's Director of Special Projects and receives compensation as an employee in addition to compensation for his Board service. The amount for Option Awards reflects the compensation expense recognized under ASC 718 during fiscal 2009 for options granted to Mr. Pennington as an employee and, beginning in fiscal 2009, as a director. All other compensation for Mr. Pennington includes salary of $190,000, the Company's matching contributions under the Company's 401(k) Plan of $1,425 and medical and life insurance premium payments of $10,355.

Director Nominations

Due to the limited size of the Board, the Board has determined that it is not appropriate at this time to establish a separate nominating committee. As such, the entire Board fulfills the function of nominating additional directors. A majority of the members of the Board have been determined by the Board to be independent under the standards established by NASDAQ. At a minimum, the Chairman of the Board, as well as at least two independent directors, must interview any qualified candidates prior to nomination. Other directors and members of management will also interview each candidate as requested by the Chairman. Once potential candidates have successfully progressed through the interview stage, the independent directors will meet in executive session to consider the screened candidates. All director nominees must be selected, or recommended for the Board's selection, by a majority of the independent directors.

A majority of the members of the Board must be independent directors as defined in NASDAQ Rule 5605(a)(2). When considering potential director candidates, the Board also considers the candidate's knowledge, experience, integrity, leadership, reputation and ability to understand the Company's business. In addition, all director nominees must possess certain core competencies, some of which may include experience in consumer products, logistics, product design, merchandising, marketing, general operations, strategy, human resources, technology, media or public relations, finance or accounting, or experience as a Chief Executive Officer or Chief Financial Officer.

The Board will consider any director candidate recommended by stockholders, provided that the candidate satisfies the minimum qualifications for directors as established from time to time by the Board. To be considered, stockholders must submit recommendations to the Company's secretary for consideration by the Board no later than 120 days before the annual meeting of stockholders. To date, the Board has not received any recommended nominees for consideration at the Annual Meeting from any non-management stockholder or group of stockholders that beneficially owns five percent or more of the Company's voting stock.

When the need arises, the Company engages independent search firms and consultants to identify potential director nominees and assist the Board in identifying a diverse pool of qualified candidates and in evaluating and pursuing individual candidates at the direction of the Chairman of the Board.

All of the nominees included on this year's proxy card are directors standing for re-election.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Company uses three primary tools to compensate executives: base salary, annual bonus and long-term equity compensation. Together they combine to provide an executive's total compensation package. The Company does not provide benefits or perquisites of extraordinary value to its executives from the Company's perspective. The Company views base salary as a primary indicator of the market value needed to attract and retain executives with the skills and expertise to perform the duties and discharge the responsibilities of their positions. Annual bonus is principally seen as a means of rewarding superior job performance and enhancing base salary to meet current market value, and the Company utilizes restricted stock and stock options as a means of linking executives' long-term benefits to the rate of return received by stockholders and as retention devices. The objectives of the Company's compensation program are to recruit and retain high-caliber executives, and to incentivize those executives to achieve the best possible financial results for the Company and its stockholders.

The Company's compensation program rewards executives for achievement of corporate and unit operating goals and for their individual contributions. The majority of each executive's total compensation opportunity is weighted toward incentive compensation tied to the financial performance of the Company and its business units. When the Company does not achieve satisfactory financial results and/or its stock price does not appreciate, the compensation that can be realized by the Company's executives may be substantially reduced. When the Company exceeds financial expectations and/or its stock price appreciates, the compensation that can be realized by the Company's executives may be substantially increased. The Compensation Committee believes that this is the most effective means of aligning executive incentives with stockholders' interests.

Process

As described below, the Compensation Committee uses surveys and reports prepared internally and by compensation consulting firms to understand the compensation levels and pay structure at peer group companies. The Company's structural compensation is generally targeted within the broad range of compensation paid by the peer group; however, we also use our judgment to determine specific pay levels necessary to attract and retain executive talent. In exercising this judgment, we look beyond the market data and place significant weight on individual job performance and compensation history, future potential, internal comparisons, retention risk for individual executives, and, in the case of new hires, compensation at former employers.

With respect to the compensation of William E. Brown, the Company's Chairman and Chief Executive Officer, we retained an external compensation consultant as part of our process of determining his salary, bonus potential, actual bonus and equity compensation. With respect to the Company's other executive officers, in addition to obtaining the services of compensation consultants from time to time, we receive and consider the recommendations of the Chairman and Chief Executive Officer and consult with the Company's Vice President of Human Resources as part of our process of determining compensation. The Chief Executive Officer is invited to attend portions of select meetings of the Compensation Committee, although he does not vote with the Committee. Other executive officers have no role in making decisions regarding compensation of our executive officers.

The Compensation Committee determines base salary and potential bonus as of each officer's hire date, and we generally reconsider both elements on or about each anniversary of that hire date. We generally determine officers' annual bonus and whether performance targets have been met for equity performance-based awards in the succeeding fiscal year after the Company's financial results for the prior fiscal year are announced. We generally grant each officer a certain number of stock options and/or shares of restricted stock upon his or her hire date and consider granting additional awards on an annual basis. We generally do not grant bonuses or equity compensation to existing officers on a "one-off" basis outside of the standard schedule.

Compensation Consultants and Benchmarking

From time to time, the Company and the Compensation Committee have retained the services of a compensation consulting firm to assist the Chief Executive Officer and the Compensation Committee in formulating their recommendations regarding executive compensation. In both fiscal 2008 and fiscal 2009, we retained the compensation consulting firm, Towers Perrin, to advise us on the appropriate compensation package for Mr. Brown. For our other executive officers, the Company consulted with Towers Perrin and prepared its own market analysis based on a methodology and peer group similar to that of the previous reports prepared by outside consultants. The peer group includes the following lawn and garden and pet supplies companies and other consumer products companies: Acuity Brands, Church & Dwight Co., Inc., Del Monte Foods Company, FMC Corporation, Hasbro, Inc., Lesco, Inc., The Mosaic Company, PetsMart, Inc., Petco Animal Supplies, Ralcorp Holdings, Inc., Spectrum Brands, Inc., The Scotts Miracle-Gro Company, Terra Industries Inc., The Toro Company, Tractor Supply Company, Tupperware Brands Corporation and Wolverine Worldwide, Inc.

Towers Perrin's role in the Chief Executive Officer compensation process consisted of advising the Compensation Committee on potential compensation strategies, surveying the compensation paid to the Chief Executive Officers of certain peer companies and confirming that the Company's compensation practices were not inconsistent with the Peer Group. The Compensation Committee, after consultation with Towers Perrin, determined that the principles for designing the Chief Executive Officer's compensation should include:

- aligning incentive compensation potential with significant improvements in shareholder value;
- reflecting a minimum required share return or financial performance before incentive compensation is earned;
- seeking consistency in level of compensation, mix and design of program with competitive levels;
- incorporating the structure and performance requirements of the broad employee stock option grants along with higher expectations for the Chief Executive Officer; and
- establishing a sufficient level of equity incentives to motivate the Chief Executive Officer to achieve high performance and enhance shareholder value.

Based on the survey of peer companies, Towers Perrin advised the Compensation Committee that the total annual compensation paid to peer company chief executive officers ranged from approximately $1.8-2.5 million, and the Compensation Committee targeted a total annual compensation for the Company's Chief Executive Officer ranging from $2.0-2.5 million, with a significant majority of such compensation to be at risk depending on the Company's financial performance. After consideration of various compensation strategies, the Compensation Committee approved the compensation arrangements described below.

For our other executive officers, the Compensation Committee used the internal report to help determine the market value compensation for the executive officers. The Company normalized the peer group data for size based on the EBIT (earnings before interest and taxes) and other relevant financial metrics of the peer companies. Survey data, coupled with performance-based peer group evaluations, were used to help determine competitive short and long-term awards for executives. Generally, the Compensation Committee targets compensation within the mid-range of compensation paid by the peer group, but compensation is not set to meet specific benchmarks or percentiles within the peer group.

Allocation and Amount

The Company compensates its executives through a combination of annual cash compensation (comprised of base salary and annual bonus) and long-term incentive compensation (comprised of stock options and, in some cases, restricted stock grants). The Compensation Committee views base salary and the annual bonus target as an essential part of attracting, retaining and motivating executive officers. The Compensation Committee also believes, based on market data and actual experience, that equity incentive compensation is an essential factor in recruiting and retaining top executives and in driving superior performance.

The use and relative weights of base salary, annual bonus and long-term equity compensation are based on a subjective determination by the Compensation Committee of the effectiveness of each in supporting the Company's strategic objectives and operating and talent strategies, as well as the prevalence, weight and value of these elements for executives at other companies. Generally, the Compensation Committee views the various elements of compensation as part of one overall package but believes that a majority of the total compensation package should be weighted toward the performance of the Company to align management's interest with our stockholders. As a result, base salary, benefits and perquisites generally represent less than half of each executive's potential compensation if the Company performs at expected levels, reflecting the importance of performance-based compensation. For the Chief Executive Officer, the Committee targets substantially more than half of his total compensation to be at-risk. The Company uses cash compensation primarily for short-term incentives and rewards, base salaries, new hire signing bonuses and severance arrangements.

When evaluating corporate performance, the Committee generally considers financial metrics such as revenue, EBIT, earnings per share and working capital levels. When evaluating individual performance, the Committee considers the financial performance of the individual's business unit and the individual's overall leadership and management skills, ability to identify, close and integrate business acquisitions, success in attracting, retaining and developing qualified subordinates, success in achieving corporate and strategic objectives and ability to work with peers and supervisors in an effective and collegial manner.

The Committee uses tally sheets setting forth all components of compensation, including dollar amounts for salary, annual bonus and perquisites and the value of unexercised stock options and restricted stock awards, to assist us in balancing the elements. If the tally sheets indicate that a particular executive's compensation is not within the range of our peer companies, we may adjust the compensation accordingly.

When making compensation decisions, the Compensation Committee considers the issue of internal pay equity between the compensation of other Company officers compared to the compensation of the Chief Executive Officer. We also consider issues relating to the corporate tax and accounting treatment of various forms of compensation. We consider the impact of compensation decisions on stockholder dilution, and we make our decisions with that and other goals in mind.

We continue to subscribe to the philosophy that the Company's overall performance and its return to stockholders will be the primary areas of consideration when rewarding the Company's top executives. It is our goal to ensure that our executives are paid competitively with the market and are rewarded for performance that benefits the stockholders.

Salary

The Compensation Committee generally reviews the base salary of the executive officers each year. Historically, the named executive officers have received annual increases consistent with the movement of wages in the marketplace and, on limited occasions, to reflect individual performance, promotions or increased responsibilities. In some instances, the Compensation Committee has adjusted base salaries of individual named executive officers for retention reasons or to maintain internal pay equity among the senior executives. Based on its review, the Committee determined that for fiscal 2009, base salary increases were required for certain executives.

Based on an analysis prepared by Towers Perrin, in December 2008, the Compensation Committee increased Mr. Brown's base annual salary, effective as of October 1, 2008, to $650,000 to bring it closer to market norms. In connection with his appointment as Executive Vice President, the Compensation Committee increased Mr. Reed's annual base salary to $425,000 to reflect his increased responsibilities. At his request, Mr. Heim was given a new role within the Company and the flexibility to reduce his working hours and his salary was adjusted accordingly. The salaries of Mr. Fleischer and Mr. Blade are as provided in their employment agreements and were determined based on market norms.

Annual Bonus

The Compensation Committee determines the actual amount of bonus awarded to each named executive officer after the end of each fiscal year primarily by considering the financial results of the Company for the given year and the officer's individual performance and contribution to the Company. The bonus may be paid in cash or equity. We generally set potential target bonuses for each named executive officer at the beginning of each fiscal year as a percentage of his or her base salary.

When determining the amount of cash bonuses, the Committee generally considers the Company's revenue, EBIT, earnings per share and working capital levels but may consider other or different factors in any given year. Although the Company's financial performance in the prior fiscal year highly influences the amount of bonus, we do not use a pre-determined formula to calculate any officer's bonus compensation or assign weights to individual financial metrics and have full discretion to determine annual bonuses up to and beyond the amount of such officer's bonus potential for the year. Because of the subjective element involved, the financial metrics considered and the bonuses paid in one year may not be representative of what may have been paid in prior years or may be paid in future years. The target bonus percentages are set at a level to provide that the executive's total compensation opportunity is competitive with amounts paid for similar performance in comparable executive positions by our peer companies.

Fiscal 2008 Bonuses. In March 2009, the Compensation Committee met to determine bonuses based on the Company's performance in fiscal 2008. The following table sets forth the target bonus and actual bonus paid for each of the named executive officers with respect to fiscal 2008:

	% of Fiscal 2008 Base Salary		
Executive Officer	**Target**	**Actual**	**Bonus For Fiscal 2008**
William E. Brown	—%	52%	$215,000
Stuart W. Booth	50%	35%	$133,000
James V. Heim	50%	35%	$145,200
Michael A. Reed	50%	38%	$155,000

The Compensation Committee did not assign a target percentage for Mr. Brown in fiscal 2008, because the Compensation Committee believed that his compensation should be principally linked to the equity performance of the Company to align his interest with the long-term interest of the Company's stockholders. In determining whether to award bonuses to the named executive officers for fiscal 2008, the Committee considered specific elements of the Company's financial performance in fiscal 2008, including revenue, EBIT and earnings per share. The Committee considered each of these measures against the comparable prior year performance and the Company's internal budget for fiscal 2008, as opposed to particular pre-determined targets or similar metrics within the Company's industries.

In particular, sales increased approximately 2% year over year, the Company's diluted earnings per share, excluding the impairment of goodwill, other intangibles and long-lived assets and gains related to the sale of properties and legal settlement proceeds, increased from $0.45 in fiscal 2007 to $0.49 in fiscal 2008, and the Company's stock price fell considerably. The Committee considered these factors in their totality and did not consider threshold or maximum amounts necessary to obtain any of, or more than, the target bonus percentage.

Fiscal 2009. The Compensation Committee has not yet determined the amount of bonuses, if any, to be paid to the named executive officers with respect to fiscal 2009. The following table sets forth the target bonus percentages for each of the named executive officers with respect to fiscal 2009.

Executive Officer	% of Fiscal 2009 Base Salary Target
William E. Brown	75%
Jeffrey A. Blade	50%*
Stuart W. Booth	50%
Glen R. Fleischer	50%
James V. Heim	50%
Michael A. Reed	50%

* Pro-rated.

The Compensation Committee selected a target percentage for Mr. Brown to reflect his position as Chief Executive Officer. For the other executive officers, the Compensation Committee chose the same target percentage for fiscal 2009 as fiscal 2008, because the Committee believes that the bonus and potential equity appreciation should represent the majority of officer compensation if the Company's financial performance improves. The Company will report fiscal 2009 bonus determinations, if any, in a Form 8-K once decisions are made in early 2010.

The Company does not have a policy regarding the recovery or adjustment of awards based on Company performance if a material financial measure considered by the Committee in any particular year is subsequently restated. In such event, the Compensation Committee would consider whether it is appropriate to seek recovery of previously paid awards or adjust future awards appropriately.

Stock Options

The Compensation Committee determines the size of executive officers' initial hire option grants with primary consideration towards making the offer of employment market competitive. The size of annual option grants to officers is determined after giving consideration to market factors, the officer's performance over the fiscal year, awards previously granted to the officer, such officer's accumulated vested and unvested awards, the current value and potential value over time using stock appreciation assumptions for vested and unvested awards, the vesting schedule of the officer's outstanding awards, comparison of individual awards between executives and in relation to other compensation elements, stockholder dilution and total compensation expense.

In fiscal 2009, the Compensation Committee granted fewer options to employees generally, including most of the Company's executive officers, than in fiscal 2008, because the price of the Company's stock had increased over the last year which meant that the Company needed to grant fewer options to maintain the Black Scholes value of the option grants to these executives.

Consistent with the fiscal 2008 award and based on the recommendations of Towers Perrin and the belief of the Compensation Committee that the significant majority of the Chief Executive Officer's compensation should be tied to the Company's financial performance, in fiscal 2009, the Compensation Committee granted Mr. Brown options to purchase an aggregate of 1,500,000 shares consisting of 50% Common Stock and 50% Class A Common Stock, all of which were premium priced and performance-based. The grant consisted of 500,000 shares at an exercise price of $10.00 per share, 500,000 shares at an exercise price of $12.50 per share, and 500,000 shares at an exercise price of $15.00 per share. The exercise prices were between 121% and 188% higher than the grant date closing prices of the Company's Common Stock of $8.28 per share and Class A Common Stock of $8.00 per share. The significant premium in the exercise price means that Mr. Brown will not experience any equity appreciation unless the Company's stock rebounds to more than $10.00 per share. The Black Scholes value of the options granted to the Chief Executive Officer in fiscal 2009 was approximately $1.9 million, but does not represent the actual value that may be realized.

Stock options granted to the other executive officers during fiscal 2009 were performance-based but had an exercise price equal to the closing share price on the date of the grant. The performance-based stock options granted in fiscal 2009 vest in five equal annual installments commencing one year from the date of grant subject to the satisfaction of certain annual or cumulative performance targets for each of the fiscal years ending September 2009, 2010, 2011, 2012 and 2013. The performance targets are (i) earnings before interest and taxes adjusted for acquisitions and divestitures, non-operating income or expense and other adjustments determined by the Compensation Committee (the "Adjusted EBIT Target") and (ii) net controllable assets, which is intended to award employees for reductions in average working capital (the "Net Controllable Assets Target"). For the executive officers, there are separate targets for each of the Company, the Pet business and the Garden business. These targets account for 20%, 40% and 40%, respectively, of the total eligible performance-based vesting. If the targets in a particular year are not met, the employee can still vest in the options if the Company's or applicable segments' cumulative performance exceeds the cumulative targets in subsequent years. The Company believes that the disclosure of the actual target amounts would cause competitive harm, because they reflect internal projections over five years, and because they could be misinterpreted as Company earnings guidance.

Based on the percentage of the targets satisfied in fiscal 2008, the Compensation Committee believes that there is a high probability that the majority of the targets will be satisfied if the Company returns to historical growth levels. The Compensation Committee has not yet determined the percentage of the fiscal 2009 performance targets that were satisfied. Once a determination has been made in early 2010, the Company will disclose the percentage of the performance targets achieved in a Form 8-K. Executives must generally be employed by the Company at the time of vesting to exercise the options.

The Company does not have a program or practice of timing option grants in connection with the release of material non-public information.

Restricted Stock

The Company has historically utilized stock options as the principal means of providing its executive officers with equity incentive compensation. However, the Company has made grants of restricted stock to several executive officers upon the commencement of employment or in connection with arrangements providing for a post-termination consulting relationship with the Company and their entry into confidentiality and non-competition agreements. Generally, restricted stock vests, and the restrictions on transfer lapse, in accordance with a schedule determined by the Compensation Committee. The Compensation Committee has the authority to accelerate the time at which restrictions lapse, and/or remove restrictions, on previously granted restricted stock.

In December 2008, the Compensation Committee granted Mr. Brown 25,000 shares of restricted Class A Common Stock and 25,000 shares of restricted Common Stock in an attempt to bring his fiscal 2008 compensation more in line with the compensation paid to peer company chief executive officers. Notwithstanding this grant, the Compensation Committee believes that the Chief Executive Officer's compensation package for fiscal 2008 was substantially below market norms.

In fiscal 2009, the Compensation Committee also granted Messrs. Blade and Fleischer 40,000 and 50,000 shares of restricted Class A Common Stock, respectively, as part of their employment offer. These shares vest five years after the date of grant.

Stock Ownership Requirements

The Company does not have any stock ownership requirements, guidelines or expectations or any policies regarding hedging the risk of stock ownership.

Post-Employment Arrangements

Under the terms of our employment agreements and non-compete and post-employment consulting agreements, the named executive officers, other than Mr. Brown, are entitled to payments and benefits upon the occurrence of specified events, including termination of employment. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, or that will be paid to Mr. Booth pursuant to his separation agreement, are described below in detail in the section titled "Potential Payments Upon Termination" on page 21. Our equity-based compensation plans and employment agreements do not provide for special payments to our named executive officers upon a change-in-control of the Company.

In the case of each employment agreement, the terms of these arrangements were set through the course of arms-length negotiations with each of the named executive officers. As part of these negotiations, the Compensation Committee analyzed the terms of the same or similar arrangements for comparable executives employed by some companies in our peer group. This approach was used in setting the amounts payable and the triggering events under the arrangements. These provisions were intended to provide the individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities to join or remain with the Company. The Committee considered the aggregate potential obligations of the Company in the context of the desirability of hiring the individual and the expected compensation upon joining us.

The non-compete and post-termination consulting agreements are intended to protect, to the maximum extent permitted by law, the Company's confidential information, and payments thereunder are conditioned upon the executive not going to work for one of our principal competitors within a specified period of time following separation from the Company.

Benefits and Perquisites

In addition to qualified retirement plans generally available to employees and nonqualified deferred compensation plans available to senior executives, the Company provides its executives with benefits such as medical, dental, life and disability insurance and other benefits that are generally available to full time employees. The Company pays for a leased automobile or car allowance for the named executive officers, except for Mr. Brown.

Accounting and Tax Treatment

In determining executive compensation, the Compensation Committee considers, among other factors, the possible tax consequences to the Company and to the executives. However, we believe that it is important to retain maximum flexibility in designing compensation programs that meet the Company's stated objectives. For this reason, we will not necessarily limit compensation to those levels or types of compensation that will be tax deductible. We do of course consider alternative forms of compensation, consistent with the Company's compensation goals, that preserve deductibility.

Section 162(m) of the Internal Revenue Code generally does not allow a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer or any of the four other most highly compensated executive officers unless the compensation is paid based solely on the attainment of one or more pre-established objective performance goals and certain other requirements are met. To date, the Company's non-equity compensation plans have generally not been designed to permit us to grant awards that qualify for deductibility under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended on September 26, 2009. This report is provided by the following independent directors, who comprise the Compensation Committee:

JOHN B. BALOUSEK, *Chairman*
ALFRED A. PIERGALLINI

Compensation of Executive Officers

Set forth below is the compensation paid to the Company's Chief Executive Officer and Chief Financial Officer and certain other present or former executive officers during our three fiscal years ended on September 26, 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
William E. Brown	2007	$409,994	—	—	$ 85,344	—	—	$12,804	$ 508,142
Chairman and Chief	2008	$409,994	$215,000	—	$ 97,477	—	—	$12,598	$ 735,069
Executive Officer(6)	2009	$640,769		$180,000	$426,944	—	—	$13,584	$1,261,297
Jeffrey A. Blade *Executive Vice President and Chief Financial Officer*(7)	2009	$ 6,154		$ 21,840	$ 2,608	—	—	—	$ 30.602
Glen R. Fleischer *President of Pet Products Division*(8)	2009	$306,462		$ 40,007	$ 41,850	—	—	$12,515	$ 400,834
Michael A. Reed	2007	$299,692	—	$ 69,072	$ 45,273	—	—	$22,069	$ 436,106
Executive Vice	2008	$410,020	$155,000	$ 69,072	$ 71,876	—	—	$25,620	$ 731,588
President(9)	2009	$425,000		$ 69,072	$101,601	—	—	$21,848	$ 617,521
Stuart W. Booth	2007	$375,673	—	$ 54,800	$ 81,608	—	$3,962	$35,695	$ 551,738
Former Executive Vice	2008	$380,000	$133,000	$ 54,800	$109,955	—	$3,034	$38,321	$ 719,110
President and Chief Financial Officer(10)	2009	$380,000	—	$ 54,800	$118,222	—	—	$45,727	$ 598,749
James V. Heim,	2007	$414,423	—	$ 94,260	$117,699	—	$1,319	$23,471	$ 651,172
Former President of Pet	2008	$415,000	$145,250	$ 94,260	$100,277	—	$1,191	$23,412	$ 779,390
Products Division, Current President of Business Development(8)	2009	$357,250		$ 78,550	$115,282	—	—	$15,050	$ 566,132

(1) Fiscal 2009 bonus amounts have not been determined as of the date of this proxy statement. The Company expects to determine the amounts, if any, in early 2010 and will file a Form 8-K within four business days of the determination of bonuses for fiscal 2009. Bonuses for fiscal 2008 were paid in shares of Class A Common Stock based on the $7.50 per share closing price of the Company's Class A Common Stock on February 25, 2009 in the case of Mr. Heim and $7.76 per share closing price of the Company's Class A Common Stock on March 26, 2009 in the case of Messrs. Brown, Reed and Booth.

(2) This column represents the compensation expense recognized for financial statement reporting purposes in the fiscal year for stock awards granted in the fiscal year and in prior fiscal years, in accordance with ASC 718. These amounts reflect the Company's expense for accounting purposes for these awards, and do not represent the actual value that may be realized by the named executive officers.

(3) This column represents the compensation expense recognized for financial statement reporting purposes in the fiscal year for option awards granted in the fiscal year and in prior fiscal years, in accordance with ASC 718, except, pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to vesting based on service conditions. Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on November 20, 2009 for the relevant assumptions used to determine the compensation cost of our stock and option awards. Please refer to the Grants of Plan-Based Awards table for information on awards actually granted in fiscal 2009. These amounts reflect the Company's expense for accounting purposes for these awards, and do not represent the actual value that may be realized by the named executives.

(4) Entire amount represents above market interest earnings on non-qualified deferred compensation.

(5) The components of the "All Other Compensation" column for fiscal 2009 are detailed in the following table:

Description	Brown	Blade	Fleischer	Reed	Booth	Heim
Company matching contribution to 401(k) plan	$ 2,375	—	$4,125	$ 3,050	$ 3,050	$ 3,050
Medical and life insurance premiums	$11,209	—	$3,015	$ 7,998	$11,485	$ 7,590
Car allowance or lease	—	—	$9,500	$10,800	$15,812	$12,000
Tax gross-up payments	—	—	—	—	$ 7,690	—

(6) Mr. Brown was reappointed as Chief Executive Officer effective October 22, 2007.

(7) Mr. Blade was appointed as Chief Financial Officer effective September 8, 2009

(8) Mr. Fleischer was appointed President of Pet Products Division effective January 14, 2009, succeeding Mr. Heim who was appointed as President of Business Development of the Company.

(9) Mr. Reed was appointed Executive Vice President effective October 30, 2007.

(10) Mr. Booth resigned as Chief Financial Officer effective September 8, 2009.

Employment Agreement – Jeffrey A. Blade

On September 1, 2009, the Company entered into an employment agreement with Jeffrey A. Blade. This employment agreement provides that Mr. Blade will serve as Senior Vice President, Chief Financial Officer at an annual minimum salary of $400,000. He is also eligible for an annual bonus, targeted at 50% of base compensation with a maximum payout of 100%, subject to his and the Company's performance. The agreement has an indeterminate term, unless terminated earlier for his dismissal with cause, death or disability. If the Company terminates Mr. Blade without cause, he will continue to receive his base salary for nine months, subject to Mr. Blade's execution of a general release of claims.

Employment Agreement – Glen R. Fleischer

On January 14, 2009, the Company entered into an Employment Agreement with Glen R. Fleischer. This employment agreement provides that Mr. Fleischer will serve as President of the Company's Pet Products division at an annual minimum salary of $415,000. He is also eligible for an annual bonus, targeted at 50% of base compensation with a maximum payout of 100%, subject to his and the Company's performance. The agreement has an indeterminate term, unless terminated earlier for his dismissal with cause, death or disability. If the Company terminates Mr. Fleischer without cause, he will continue to receive his base salary and health insurance benefits for nine months, subject to Mr. Fleischer's execution of a general release of claims.

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the named current and former executive officers during fiscal 2009, which ended on September 26, 2009. The option awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year End table.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold (# shares)	Target (# shares)	Maximum (# shares)	(# shares)	($/Sh)	
William E. Brown(1)	4/14/2009(2)	—	250,000	250,000	—	$10.00(3)	$421,000(4)
	4/14/2009(2)	—	250,000	250,000	—	$12.50(3)	$287,000(4)
	4/14/2009(2)	—	250,000	250,000	—	$15.00(3)	$200,000(4)
	4/14/2009(5)	—	250,000	250,000	—	$10.00(3)	$459,000(4)
	4/14/2009(5)	—	250,000	250,000	—	$12.50(3)	$317,000(4)
	4/14/2009(5)	—	250,000	250,000	—	$15.00(3)	$222,000(4)
	12/9/2008(2)	—	—	—	25,000	—	$107,500(4)
	12/9/2008(5)	—	—	—	25,000	—	$108,500(4)
Jeffrey A. Blade(1)	9/8/2009(2)	—	50,000	50,000	—	$10.92(6)	$156,500(4)
	9/8/2009(2)	—	—	—	40,000	—	$436,800(4)
Glen R. Fleischer(1)	3/26/2009(2)	—	75,000	75,000	—	$ 7.76(6)	$150,000(4)
	4/14/2009(2)	—	100,000	100,000	—	$ 8.00(6)	$231,000(4)
	1/15/2009(2)	—	—	—	50,000	—	$320,000(4)
Michael A Reed(1)	4/14/2009(2)	—	75,000	75,000	—	$ 8.00(6)	$173,250(4)
Stuart W. Booth	—	—	—	—	—	—	—
James V. Heim	4/14/2009(2)	—	25,000	25,000	—	$ 8.00(6)	$ 57,750(4)

(1) The options granted to each of Messrs. Brown, Blade, Fleischer, Heim and Reed vest in increments of 20% upon each of the first, second, third, fourth and fifth anniversaries of the grant date, subject to the satisfaction of certain annual or cumulative performance targets for each of the fiscal years ending September 2009, 2010, 2011, 2012 and 2013. The performance targets are (i) the "Adjusted EBIT Target" and (ii) the "Net Controllable Assets Target". There are separate targets for each of the Company, the Pet business and the Garden business. If the targets in a particular year are not met, the employee can still vest in the options if the Company's cumulative performance exceeds the cumulative targets in subsequent years. Executives must be employed by the Company at the time of vesting to exercise the options. Under the terms of the Company's 2003 Omnibus Equity Incentive Plan, the Compensation Committee retains discretion, subject to plan limits, to modify the terms of outstanding options.

(2) Class A Common Stock.

(3) The Compensation Committee granted Mr. Brown premium priced options with exercise prices between 20.8% and 87.5% higher than the grant date closing prices of the Company's Common Stock of $8.28 per share and Class A Common Stock of $8.00 per share.

(4) The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to ASC 718. Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on November 20, 2009 for the relevant assumptions used to determine the valuation of our stock and option awards.

(5) Common Stock.

(6) All options were granted at the closing market price on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding equity awards held by the named current and former executive officers at the end of fiscal 2009, which ended on September 26, 2009.

	Option Awards					Stock Awards			
Name	Number of Shares Underlying Unexercised Options Exercisable	Number of Shares Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Shares Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William E. Brown	2,800(2)	11,200(2)	—	$12.92	12/9/2013	25,000(2)	$294,000	—	—
	5,600(3)	22,400(3)	—	$12.83	12/9/2013	25,000(3)	$271,500	—	—
	2,800(2)	11,200(2)	—	$15.22	12/14/2013	—	—	—	—
	5,600(3)	22,400(3)	—	$15.11	12/14/2013	—	—	—	—
	30,000(2)	—	220,000(2)	$10.00	6/19/2014	—	—	—	—
	30,000(2)	—	220,000(2)	$12.50	6/19/2014	—	—	—	—
	30,000(2)	—	220,000(2)	$15.00	6/19/2014	—	—	—	—
	30,000(3)	—	220,000(3)	$10.00	6/19/2014	—	—	—	—
	30,000(3)	—	220,000(3)	$12.50	6/19/2014	—	—	—	—
	30,000(3)	—	220,000(3)	$15.00	6/19/2014	—	—	—	—
	—	—	250,000(2)	$10.00	4/14/2015	—	—	—	—
	—	—	250,000(2)	$12.50	4/14/2015	—	—	—	—
	—	—	250,000(2)	$15.00	4/14/2015	—	—	—	—
	—	—	250,000(3)	$10.00	4/14/2015	—	—	—	—
	—	—	250,000(3)	$12.50	4/14/2015	—	—	—	—
	—	—	250,000(3)	$15.00	4/14/2015	—	—	—	—
Jeffrey A. Blade(4)	—	—	50,000(3)	$10.92	9/8/2015	40,000(3)	$434,000	—	—
Glen R. Fleischer(5) ...	—	—	75,000(3)	$ 7.76	3/4/2014	50,000(3)	$543,000	—	—
	—	—	100,000(3)	$ 8.00	4/14/2015	—	—	—	—
Michael A. Reed	9,000(2)	6,000(2)	—	$ 7.28	2/11/2011	8,000(2)	$ 94,080	—	—
	18,000(3)	12,000(3)	—	$ 7.23	2/11/2011	16,000(3)	$173,760	—	—
	1,400(2)	5,600(2)	—	$15.22	12/14/2013	—	—	—	—
	2,800(3)	11,200(3)	—	$15.11	12/14/2013	—	—	—	—
	—	30,000(3)	—	$13.83	5/23/2015	—	—	—	—
	18,000(3)	—	102,000(3)	$ 4.60	3/4/2014	—	—	—	—
	—	—	75,000(3)	$ 8.00	4/14/2015	—	—	—	—
Stuart W. Booth(6)	6,000(2)	6,000(2)	—	$ 7.28	2/11/2011	6,000(2)	$ 70,560	—	—
	12,000(3)	12,000(3)	—	$ 7.23	2/11/2011	12,000(3)	$130,320	—	—
	2,000(2)	8,000(2)	—	$12.92	12/9/2013	—	—	—	—
	4,000(3)	16,000(3)	—	$12.83	12/9/2013	—	—	—	—
	2,600(2)	10,400(2)	—	$15.22	12/14/2013	—	—	—	—
	5,200(3)	20,800(3)	—	$15.11	12/14/2013	—	—	—	—
	—	27,000(3)	—	$13.83	5/23/2015	—	—	—	—
	12,000(3)	—	68,000(3)	$ 4.60	3/4/2014	—	—	—	—
James V. Heim	15,000(2)	—	—	$10.47	8/21/2010	—	—	—	—
	30,000(3)	—	—	$10.39	8/21/2010	—	—	—	—
	3,000(2)	12,000(2)	—	$15.22	12/14/2013	—	—	—	—
	6,000(3)	24,000(3)	—	$15.11	12/14/2013	—	—	—	—
	—	36,000(3)	—	$13.83	5/23/2015	—	—	—	—
	—	—	68,000(3)	$ 4.60	3/4/2014	—	—	—	—
	—	—	25,000(3)	$ 8.00	4/14/2015	—	—	—	—

(1) Market value was calculated based on the closing sale price of $11.76 per share for the Common Stock and $10.86 per share for the Class A Common Stock on September 25, 2009, the last trading day in fiscal 2009.

(2) Common Stock.

(3) Class A Common Stock.

(4) Mr. Blade was appointed as Chief Financial Officer effective September 8, 2009.

(5) Mr. Fleischer was appointed President of Pet Products Division effective January 14, 2009.

(6) Mr. Booth resigned from his position as Chief Financial Officer of the Company effective September 8, 2009. Pursuant to a separation agreement dated April 1, 2009, his options will cease vesting 18 months following his termination date, or May 30, 2011.

OPTION EXERCISES AND STOCK VESTED

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the named current and former executive officers during fiscal 2009, which ended on September 26, 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
William E. Brown	—	—	—	—
Jeffrey A. Blade	—	—	—	—
Glen R. Fleischer	—	—	—	—
Michael A. Reed	—	—	4,000(2)	$28,740
	—	—	2,000(1)	$14,050
Stuart W. Booth	—	—	4,000(2)	$17,820
	—	—	2,000(1)	$ 8,900
James V. Heim	12,000	$83,640(2)	7,500(2)	$89,100
	—	—	3,750(1)	$48,788

(1) Company Common Stock.

(2) Company Class A Common Stock.

NONQUALIFIED DEFERRED COMPENSATION

The table below provides information on the executive non-qualified deferred compensation activity for the named current and former executive officers in fiscal 2009, which ended on September 26, 2009:

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
William E. Brown	—	—	—	—	—
Jeffrey A. Blade	—	—	—	—	—
Michael A. Reed	—	—	—	—	—
Michael A. Reed	—	—	—	—	—
James V. Heim	—	—	$4,260	—	$103,133
Stuart W. Booth	$14,750	—	$8,217	—	$185,466

The deferred compensation balances generally earn interest based on the prime rate plus 1%.

Equity Compensation Plan Information

The following table gives information about the Company's Common Stock and Class A Common Stock that may be issued upon the exercise of options, warrants and rights under its existing equity compensation plans as of September 26, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,523,375(1)	$10.39	8,314,874(2)
Equity compensation plans not approved by security holders	—	—	—
Total	10,523,375(1)	$10.39	8,314,874(2)

(1) Includes 2,261,875 shares of Common Stock and 7,921,082 shares of Class A Common Stock issuable upon exercise of options granted under the 2003 Omnibus Equity Incentive Plan, 28,000 shares of Common Stock and 101,000 shares of Class A Common Stock issuable upon exercise of options granted under the 1993 Omnibus Equity Incentive Plan and 211,418 shares of Class A Common Stock issuable upon exercise of options granted under the Nonemployee Director Equity Incentive Plan.

(2) Includes 2,576,722 shares of Common Stock and 5,025,558 shares of Class A Common Stock available for issuance under the 2003 Omnibus Equity Incentive Plan and 112,055 shares of Common Stock and 600,539 shares of Class A Common Stock available for issuance under the Nonemployee Director Equity Incentive Plan.

Potential Payments Upon Termination

SEC regulations require that we estimate the value of severance benefits payable to the named executive officers assuming that the triggering event (a termination without cause) occurred on September 26, 2009, the last day of our 2009 fiscal year.

As a general matter, potential payments upon termination or change in control are not part of the Company's compensation objectives and are not used, except (i) when necessary to recruit new executives and (ii) to secure non-compete and post-termination consulting agreements that are intended to protect the Company's confidential information and conditioned upon the executive not going to work for one of the Company's principal competitors. The Company's equity-based compensation plans and employment agreements do not provide for special payments to our named executive officers upon a change-in-control of the Company. As a result, the Compensation Committee's decisions regarding other compensation elements are not impacted by these arrangements.

Name	Salary Continuation	Post Employment Consulting Payments	Health and Employee Benefits	Accrued Vacation	Other	Total
William E. Brown	—	—	—	$75,000	—	$ 75,000
Jeffrey A. Blade	$300,000	—	—	$ 2,564	—	$302,564
Glen R. Fleischer	$311,250	$ 62,250	—	$23,942	—	$397,442
Michael A. Reed	—	$ 64,825	—	$49,038	—	$113,863
Stuart W. Booth(1)	$285,003	$ 60,000	$8,614	$58,269	$80,000	$491,886
James V. Heim	—	$126,736	—	$38,077	—	$164,813

(1) Effective September 8, 2009, Mr. Booth resigned from his position as Chief Financial Officer of the Company. Pursuant to a separation agreement dated April 1, 2009, he agreed to remain an employee of the Company until a replacement Chief Financial Officer was hired and for a reasonable transition period thereafter as requested by the Company. Pursuant to the separation agreement, Mr. Booth committed to make himself available to the Company for certain consulting services for two years after termination of employment with the Company. Mr. Booth will receive $2,500 per month and reimbursement of expenses for such consulting services. Mr. Booth is also eligible for a transition bonus of up to $10,000 per month from April 2009 to September 2009. The separation agreement contains confidentiality provisions.

Jeffrey A. Blade

On September 1, 2009, the Company entered into an Employment Agreement with Jeffrey A. Blade. This employment agreement provides that Mr. Blade will serve as the Company's Chief Financial Officer at an annual salary of $400,000. He is also eligible for an annual bonus targeted at 50% of his base compensation, subject to his and the Company's performance. In addition, Mr. Blade received a grant of 40,000 restricted shares of the Company's Class A Common Stock and 50,000 performance based stock options to purchase the Company's Class A Common Stock. If the Company terminates Mr. Blade without cause, he will be entitled to severance pay of his base salary for a nine-month period. Cause is defined as: (a) an act or omission constituting negligence or misconduct which is materially injurious to the Company; (b) failure to comply with the lawful directives of the Board of Directors; (c) a material breach of material Company policy, which is not cured within thirty (30) days after written notice thereof; (d) the abuse of alcohol or drugs; (e) fraud, theft or embezzlement of Company assets, criminal conduct or any other act of moral turpitude that is materially injurious to the Company; and (f) a material violation of any securities law, regulation or compliance policy of the Company.

Glen R. Fleischer

On January 14, 2009, the Company entered into an Employment Agreement with Glen R. Fleischer. This employment agreement provides that Mr. Fleischer will serve as the President of the Company's Pet Products division at an annual salary of $415,000. He is also eligible for an annual bonus targeted at 50% of his base compensation, subject to his and the Company's performance. In addition, Mr. Fleischer received a grant of 50,000 restricted shares of the Company's Class A Common Stock and 175,000 performance based stock options to purchase the Company's Class A Common Stock. If the Company terminates Mr. Fleischer without cause, he will be entitled to severance pay of his base salary for a nine-month period. Cause is defined in the employment agreement as follows: (a) an act or omission constituting negligence or misconduct which is materially injurious to the Company; (b) failure to comply with the lawful directives of the Board of Directors; (c) a material violation of the Employment Agreement by Mr. Fleischer, which is not cured within 30 days after written notice thereof; (d) failure to perform in a manner acceptable to the Company after written notice an opportunity to cure; (e) the abuse of alcohol or drugs; (f) fraud, theft or embezzlement of Company assets, criminal conduct or any other act of moral turpitude that is materially injurious to the Company; (g) a material violation of any securities law, regulation or compliance policy of the Company and (h) executive's death or incapacity exceeding four months.

Mr. Fleischer is also party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 20 to 30 hours per month for one year after termination of employment with the Company. Mr. Fleischer will receive 15% of his base salary at the time of his termination of employment with the Company, payable in 12 equal monthly payments, for such consulting services. This agreement contains confidentiality and non-competition provisions.

Stuart W. Booth

On April 1, 2009, the Company entered into a Separation Agreement with Stuart W. Booth. Pursuant to this separation agreement, Mr. Booth agreed to continue serving as the Company's Chief Financial Officer until a replacement was hired and for a period not to exceed 60 days (the "Transition Period") during which the

Company agreed to continue paying Mr. Booth's base salary of $380,000. During the Transition Period, Mr. Booth was also eligible for a transition bonus of $10,000 per month for each full month. At the conclusion of the Transition Period on November 30, 2009, Mr. Booth became eligible to receive severance of $31,667 per month for nine months.

James V. Heim

Mr. Heim is party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 10 hours per month for two years after termination of employment with the Company. Mr. Heim will receive approximately $5,200 per month (subject to a 2% annual increase) for such consulting services. This agreement contains confidentiality and non-competition provisions.

Michael A. Reed

Mr. Reed is a party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 10 hours per month for two years after termination of employment with the Company. Mr. Reed will receive approximately $2,650 per month (subject to a 2% annual increase) for such consulting services. This agreement contains confidentiality and non-competition provisions.

Review, Approval or Ratification of Transactions with Related Persons

The Company's Board of Directors has adopted a written related person transactions policy. The Audit Committee reviews the material facts of all interested transactions that require the Audit Committee's approval and either approves or disapproves of the entry into any transaction in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company is a participant, and (3) any executive officer, director or greater than five percent beneficial owner of the Company's Common Stock (or an immediate family member of any of the foregoing) has or will have a direct or indirect interest. In determining whether to approve or ratify an interested transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. If a director is a related party of an interested transaction he or she shall not participate in any discussion or approval of that interested transaction, except that the director shall provide all material information concerning the interested transaction to the Audit Committee. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for the Company's management to follow in its ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with the Committee's guidelines and that the interested transaction remains appropriate.

Transactions with the Company

Brooks M. Pennington

Brooks M. Pennington III, a director of the Company standing for re-election, is a minority stockholder and a director of Bio Plus, Inc., a company that produces granular peanut hulls. During the fiscal year ended on September 26, 2009, Bio Plus, Inc.'s revenues from sales to subsidiaries of the Company were approximately $1.1 million. As of September 26, 2009, the Company owed Bio Plus, Inc. approximately $50,000 for such purchases.

On July 1, 2008, the Company and Mr. Pennington entered into a Modification and Extension of the Employment and Non-Compete Agreement dated February 27, 1998, as amended June 2, 2003 and April 10, 2006. This modified and extended agreement provides that from the period from July 1, 2008 through February 28, 2012, Mr. Pennington would serve as Director of Special Projects for the Company. In this position, Mr. Pennington is expected to work a maximum of 650 hours per year for a base salary of $190,000 annually.

OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table indicates, as to each director, each named current and former executive officer and each holder known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting stock, the number of shares and percentage of the Company's stock beneficially owned as of December 15, 2009.

Beneficial Owner(1)	Number of Class B Shares	Number of Common Shares	Number of Class A Common Shares	Percent(2)	Percent of Total Voting Power(3)
Executive Officers:					
William E. Brown	1,646,007(4)	1,566,763 (5)	3,488,785 (6)	10.1%	52.3%
Jeffrey A. Blade	—	—	40,000	*	*
Glen R. Fleischer	—	—	50,000	*	*
Michael A. Reed	—	29,146 (7)	90,985 (8)	*	*
Stuart W. Booth(9)	—	23,200(10)	74,274(11)	*	*
James V. Heim	—	21,000(12)	72,462(13)	*	*
Directors:					
John B. Balousek	—	55,160	53,916(14)	*	*
David N. Chichester	—	2,804	51,197(15)	*	*
Brooks M. Pennington III(16)	—	242,132(17)	510,058(18)	1.1%	*
Alfred A. Piergallini	—	8,979	51,884(14)	*	*
All directors and executive officers as a group (ten persons)(19)	1,646,007	1,949,184	4,483,561	12.1%	53.3%
Five Percent Stockholders:					
Schroder Investment Management North America Inc.(20)	—	1,822,400	—	2.8%	5.3%
Morgan Stanley(21)	—	1,144,847	—	1.7%	3.3%

(*) Less than 1%.

(1) Unless otherwise indicated, the address of each beneficial owner listed below is 1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597.

(2) Represents the number of shares of Class B Stock, Common Stock and Class A Common Stock beneficially owned by each stockholder as a percentage of the total number of shares of Class B Stock, Common Stock and Class A Common Stock outstanding.

(3) Represents the percentage of the voting power of each stockholder after giving effect to the disparate voting rights between the Class B Stock, Common Stock and Class A Common Stock . The voting powers of the Common Stock and the Class B Stock are identical in all respects, except that the holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. Shares of Class A Common Stock generally have no voting rights unless otherwise required by Delaware law.

(4) Includes 45,548 shares for which Mr. Brown holds voting power pursuant to a voting agreement entered into on March 25, 2008.

(5) Includes 23,000 shares owned by his spouse. Mr. Brown disclaims beneficial ownership of the 23,000 shares held by his spouse. Includes 148,700 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009. Includes 124,500 shares of Class A Common Stock held by various irrevocable family trusts. Mr. Brown and his spouse are co-trustees of the trusts, and the beneficiaries are immediate family members of Mr. Brown. Mr. Brown disclaims beneficial ownership of the shares held by the trusts.

(6) Includes 159,000 shares of Class A Common Stock held by various irrevocable family trusts. Mr. Brown and his spouse are co-trustees of the trusts, and the beneficiaries are immediate family members of Mr. Brown. Mr. Brown disclaims beneficial ownership of the shares held by the trusts. Includes 159,900 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(7) Includes 19,800 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(8) Includes 57,600 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(9) Effective September 8, 2009, Mr. Booth resigned from his position as Chief Financial Officer of the Company.

(10) Includes 23,200 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(11) Includes 58,400 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(12) Includes 21,000 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(13) Includes 42,000 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(14) Includes 40,112 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(15) Includes 21,218 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009.

(16) The address of Mr. Pennington is 169 South Main Street; P.O. Box 231; Madison, GA 30650.

(17) Includes 18,600 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009. Includes 49,040 shares of Common Stock held by BPCB Partners, L.P., with respect to which Mr. Pennington has sole voting and dispositive power as the sole member of its general partner; 7,604 shares held by Pennington Management Company II, LLC, in which Mr. Pennington has an ownership interest and of which Mr. Pennington is the president; and 6,938 shares owned by his spouse. Mr. Pennington disclaims beneficial ownership of the 49,040 shares held by BPCB Partners, L.P. and Pennington Management Company II, LLC, except to the extent of his pecuniary interest therein, and the 6,938 shares held by his spouse.

(18) Includes 62,994 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 15, 2009. Includes 98,080 shares of Class A Common Stock held by BPCB Partners, L.P., with respect to which Mr. Pennington has sole voting and dispositive power as the sole member of its general partner; 15,208 shares held by Pennington Management Company II, LLC, in which Mr. Pennington has an ownership interest and of which Mr. Pennington is the president; and 13,876 shares owned by his spouse. Mr. Pennington disclaims beneficial ownership of the 98,080 shares held by BPCB Partners, L.P. and Pennington Management Company II, LLC, except to the extent of his pecuniary interest therein, and the 13,876 shares held by his spouse.

(19) Reflects the information in the footnotes set forth above.

(20) The address of Schroder Investment Management North America Inc. is 875 Third Avenue, 21st Floor New York, NY 10022. The foregoing information is solely from a Schedule 13G/A reflecting beneficial holdings of the Company's capital stock filed on February 13, 2009.

(21) The address of Morgan Stanley is 1585 Broadway New York, NY 10036. The foregoing information is solely from a Schedule 13G/A reflecting beneficial holdings of the Company's capital stock filed on February 16, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during the period from September 29, 2008 to September 26, 2009 all filing requirements applicable to its executive officers, directors, and greater than 10% beneficial owners were complied with, except for one late Form 4 filing by William E. Brown relating to the Compensation Committee's determination on December 28, 2008 that the fiscal 2008 performance target had been partially met for Mr. Brown's performance-based premium priced options to purchase shares of the Company's Common Stock and Class A Common Stock granted on June 18, 2008. The report was filed November 6, 2009.

PROPOSAL TO RATIFY THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 25, 2010. If stockholders fail to ratify the selection of Deloitte & Touche LLP, the Audit Committee will reconsider the selection. If the selection of Deloitte & Touche LLP is approved, the Audit Committee, in its discretion, may still direct the appointment of a different independent auditing firm at any time and without stockholder approval if the Audit Committee believes that such a change would be in the best interest of us and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The following table lists the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for all "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees" for the last two fiscal years.

	Fiscal Year Ended	
	September 27, 2008	September 26, 2009
Audit fees	$4,614,075	$2,809,475
Audit-related fees	166,925	28,590
Tax fees	—	—
All other fees	—	—

Audit Fees

The Audit fees for the fiscal years ended on September 27, 2008 and September 26, 2009 were for professional services rendered for the audits of the Company's consolidated financial statements, statutory and subsidiary audits, issuance of consents, income tax provision procedures, and other assistance in connection with regulatory filings with the SEC.

Audit-Related Fees.

The audit-related fees for the fiscal years ended on September 27, 2008 and September 26, 2009 were primarily related to accounting consultations, acquisitions and registration statements.

Audit Committee Authorization of Audit and Non-Audit Services

The Audit Committee has the sole authority to authorize all audit and non-audit services to be provided by the independent registered public accounting firm engaged to conduct the annual audit of the Company's consolidated financial statements. In addition, the Audit Committee has adopted pre-approval policies and procedures which are detailed as to each particular service, the Audit Committee is informed of each service, and such policies and procedures do not include delegation of the Audit Committee's responsibilities under the Exchange Act to management. The Audit Committee pre-approved fees for all audit and non-audit related services provided by the independent registered public accounting firm in fiscal years 2008 and 2009.

AUDIT COMMITTEE REPORT
ON AUDITED FINANCIAL STATEMENTS

Notwithstanding anything to the contrary in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee of the Board consists of the directors whose signatures appear below. Each member of the Audit Committee is "independent" as defined in the NASDAQ Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee's general function is to oversee the Company's accounting and financial reporting processes and the audits of the Company's financial statements, including monitoring the integrity of the Company's financial statements, the independent registered public accounting firm's qualifications and independence, and the performance of the Company's independent registered public accounting firm. Its specific responsibilities are set forth in its charter. The charter is not available on the Company's website, but a copy is attached as Appendix A to this proxy statement.

As required by the charter, the Audit Committee reviewed the Company's audited financial statements for fiscal year ended September 26, 2009 and met with management, as well as with representatives of Deloitte & Touche LLP, the Company's independent registered public accounting firm, to discuss the financial statements. The Audit Committee also discussed with representatives of Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 114, *the Auditor's Communication with those charged with Governance*, as amended by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Audit Committee discussed with representatives of Deloitte & Touche LLP their independence from management and the Company and received the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence.

Based on these discussions, the financial statement review and other matters it deemed relevant, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended on September 26, 2009.

Audit Committee

ALFRED A. PIERGALLINI, *Chairman*
JOHN B. BALOUSEK
DAVID N. CHICHESTER

CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial and accounting officer, controller and certain other senior financial personnel. The Code of Ethics, as amended, was filed as Exhibit 14 to the Company's annual report on Form 10-K for the fiscal year ended on September 24, 2005.

OTHER MATTERS

The accompanying proxy card grants the proxy holders discretionary authority, to the extent authorized by Rule 14a-4(c) under the Exchange Act, to vote on any matter raised at the Annual Meeting. As of the date of this proxy statement, there are no other matters which management intends to present or has reason to believe others will present at the meeting. If other matters properly come before the meeting, those who act as proxies will vote in accordance with their judgment.

STOCKHOLDER PROPOSALS

If any stockholder intends to present a proposal for action at the Company's annual meeting in 2011 and wishes to have such proposal set forth in management's proxy statement, such stockholder must forward the proposal to the Company so that it is received on or before September 1, 2010. Proposals should be addressed to the Company at 1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597, Attention: Corporate Secretary.

If a stockholder intends to submit a proposal at the Company's annual meeting in 2011, which proposal is not intended to be included in the Company's proxy statement and form of proxy relating to that meeting, the stockholder should give appropriate notice no later than November 15, 2010. If such a stockholder fails to submit the proposal by such date, the stockholder may still submit a proposal at the meeting but the Company will not be required to provide any information about the nature of the proposal in its proxy statement and the proxy holders will be allowed to use their discretionary voting authority if the proposal is raised at the Company's annual meeting in 2011.

MANNER AND COST OF SOLICITATION

The Board of Directors of Central Garden & Pet Company is sending you this proxy statement in connection with its solicitation of proxies for use at the Company's Annual Meeting of Stockholders. Certain directors, officers and employees of the Company may solicit proxies on behalf of the Board of Directors by mail, phone, fax or in person. All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by the Company.

Dated: December 30, 2009

By Order of the Board of Directors

Jeffrey A. Blade

Jeffrey A. Blade, *Secretary*

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APPENDIX A

Central Garden & Pet Company

Charter for the Audit Committee of the Board of Directors

October 6, 2009

Purpose

The Audit Committee is appointed by the Board to assist the Board in overseeing (1) the quality and integrity of the Company's financial statements and the Company's accounting and financial reporting process and financial statement audits, (2) the Company's systems of disclosure controls and procedures and internal control over financial reporting and compliance with ethical standards adopted by the Company, (3) the registered public accounting firm's (independent auditor's) qualifications and independence, (4) the performance of the Company's independent auditors and internal audit function, and (5) the compliance by the Company with legal and regulatory requirements.

The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as necessary to perform its duties and responsibilities.

Charter Review

The Audit Committee will review and reassess the adequacy of this charter at least once annually. In addition, the Company will publicly file this charter if required by the rules of the Securities and Exchange Commission (the "SEC"), unless this charter is available on the Company's website.

Membership

The Audit Committee must be comprised of at least three members of the Board. The members will be elected by and serve at the pleasure of the Board. The members of the Audit Committee may not be officers or employees of the Company. Each member of the Audit Committee must be an "independent director," as defined by and to the extent required by the rules of the NASDAQ Stock Market LLC and the SEC.

All members of the committee must comply with the financial-literacy requirements of the securities exchange on which the company is listed. At least one member will qualify as an "audit committee financial expert" as defined by the SEC and determined by the Board. Meetings

The Audit Committee will meet as often as it determines, but not less frequently than quarterly. The Audit Committee will meet with the Company's independent auditor at least quarterly, including upon the completion of the annual audit to review and discuss the results of the independent auditor's audit of the Company's financial statements and internal controls, outside of the presence of management. The Audit Committee will also meet with the Company's internal auditors at least quarterly, or more frequently if it deems appropriate. The Audit Committee shall make regular reports to the Board.

Responsibilities

The responsibilities of the Audit Committee include the following:

1. Appoint (and recommend that the Board submit for shareholder ratification, if applicable), determine compensation for, retain and oversee the work performed by the independent auditor for the purpose of preparing or issuing an audit report or related work. Review the performance and independence of the

independent auditor and remove the independent auditor if circumstances warrant. The independent auditor will report directly to the Audit Committee and the Audit Committee will oversee the resolution of disagreements between management and the independent auditor if they arise.

2. Review the plan and scope of the audit and related services, and pre-approve all audit and permissible non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor. Consider whether the auditor's provision of permissible nonaudit services is compatible with the auditor's independence. The authority to grant preapprovals may be delegated to one or more members of the Audit Committee whose decisions will be presented to the full Audit Committee at the next regularly scheduled meeting.

3. Meet with management and the independent auditor to review and discuss the Company's annual financial statements and quarterly financial statements prior to publicly releasing earnings or the filing of these reports;

4. Review and discuss with the independent auditor any material weaknesses or significant deficiencies in the design or operation of the Company's internal controls over financial reporting, and any fraud or potential fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting; as disclosed to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer in connection with the certification requirements for the Company's periodic reports on Form 10-K and Form 10-Q;

5. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and mitigate such exposures, including reviewing management's risk assessment and risk management policies;

6. Discuss with management and the Company's independent auditor any significant changes to generally accepted accounting principles ("GAAP"), SEC or other regulatory accounting policies or standards and any off-balance sheet structures that could impact the Company's financial statements;

7. Review and discuss with management the Company's earnings press releases prior to their release, including any "pro forma" or "adjusted" non-GAAP information;

8. Review and resolve any significant disputes between management and the independent auditor that arise in connection with the preparation of the audited annual financial statements, or interim financial statements reviewed by the independent auditor;

9. Hold timely discussions with the independent auditor regarding their required interim and annual auditor communications, which, among other things, describe all critical accounting policies and practices used, alternative GAAP methods discussed with management, the ramifications of using such alternative methods and the auditor's preferred method, and any other material written communications between the auditor and management;

10. Review major issues regarding accounting principles and practices that could significantly impact the Company's financial statements and discuss with the Company's independent auditor significant accounting policies, management judgments and accounting estimates that affect the financial statements, any difficulties encountered in the course of the audit work, any restrictions on the scope of the auditor's activities or access to requested information, and disagreements with management, as required to be discussed by the PCAOB or SEC;

11. Review the required written statement from the Company's independent auditor as to their independence with respect to the Company, and discuss with the independent auditor and evaluate their independence, including whether any relationship identified, or any non-audit service provided, may impact the objectivity and independence of the independent auditor;

12. Confirm whether the independent auditor's proposed audit engagement team is in compliance with applicable auditor rotation rules, including the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

13. Oversee the adequacy of the Company's system of internal control over financial reporting, including obtaining reports from the independent auditor regarding such controls and reviewing any significant findings and recommendations of the independent auditor and management's responses, including any special remedial steps adopted to address material weaknesses in internal control or significant deficiencies;

14. Review and discuss with the independent auditor the performance of the Company's internal audit function and the quality of the Company's financial accounting personnel;

15. Review the regular internal audit reports to management (or summaries thereof) prepared by the internal audit function, as well as management's response.

16. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

17. Review and pre-approve all transactions between the Company and related parties defined as those transactions required to be disclosed under Item 404 of Regulation S-K. ;

18. Discuss with management significant instances of noncompliance with the Company's code of ethics;

19. Recommend to the Board, as appropriate, that the audited financial statements be included in the Company's Form 10-K;

20. Prepare the Audit Committee report for inclusion in the Company's proxy statement and review required disclosures to determine if they comply with applicable SEC requirements;

21. Review and assess the results of any governmental or regulatory audits;

22. Meet with the Company's tax director periodically to assess significant tax risks and exposures;

23. Review and discuss with management any comments from the SEC relating to financial and accounting matters and the Company's responses; and

24. Review with the Company's legal counsel any regulatory or legal matters which could have a significant effect on the Company's financial statements.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board delegates to it or that are required by applicable laws, rules and regulations.

The independent auditor will report directly to the Audit Committee, and the Audit Committee will ensure that the independent auditor understands its ultimate accountability to the Audit Committee, as representatives of the Company's stockholders.

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals will be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee will have the authority, to the extent it deems necessary or appropriate, to retain and determine compensation for independent legal, accounting or other advisors. The Company will provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

Reports

The Audit Committee will, to the extent deemed appropriate, record its summaries of recommendations to the Board in written form that will be incorporated as a part of the minutes of the Board. The Audit Committee will also prepare and sign a Report of the Audit Committee for inclusion in the Company's proxy statement for its annual meeting of stockholders.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management.

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